Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emek 2310001, Israel

November 17, 2017

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the 2017 annual and extraordinary general meeting of shareholders of Enzymotec Ltd. (“Enzymotec,” the “Company” or “we”) to be held at the principal business office of Enzymotec, located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, on December 11, 2017 at 5:00 p.m. (Israel time) (the “shareholder meeting” or “meeting”). As previously announced, on October 28, 2017, Enzymotec entered into a merger agreement under which Enzymotec would be acquired by Frutarom Ltd., an Israeli company (“Frutarom”).

At the meeting you will be asked to consider and vote upon the following proposals:

(1)	Approval of the acquisition of Enzymotec by Frutarom, including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017 (as it may be amended from time to time, the “merger agreement”), by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”); (ii) the merger of Merger Sub with and into Enzymotec (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of Enzymotec in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes (the “merger consideration”), for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger. We refer to this proposal as the “merger proposal.”
(2)(a)	Re-election of Holger Liepmann as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(b)	Election of Amos Anatot as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(c)	Election of Alon Shmuel Granot as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(d)	Election of Ari Rosenthal as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(3)	Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “board of directors”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

The election of each of Messrs. Anatot, Granot and Rosenthal pursuant to Proposals 2(b), 2(c) and 2(d), respectively, is in each case subject to the approval of the merger proposal (Proposal 1).

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2016.

A copy of the merger agreement was attached as Exhibit 99.1 to Enzymotec’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2017 and is also attached as Annex A to the enclosed proxy statement.

The board of directors has unanimously determined that the merger agreement, the merger, the merger consideration and all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase of run-off directors’ and officers’ liability insurance, are in the best interests of Enzymotec shareholders. Accordingly, the board of directors unanimously recommends that you vote “FOR” the merger proposal.

The board of directors furthermore believes that the approval of Proposals 2 and 3 (which relate to the shareholder meeting’s purpose as our 2017 annual meeting of shareholders) is also in the best interest of Enzymotec’s shareholders, and, accordingly, recommends that you vote “FOR” each of the annual meeting proposals. If the merger proposal is approved and the merger is consummated, Proposals 2 and 3 will be relevant to our current shareholders only until the consummation of the merger.

Provided that a quorum is present, the adoption and approval of each of the above proposals at the shareholder meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes. In the case of the merger proposal only, the foregoing majority of votes cast (excluding abstentions and broker non-votes) must include at least half of the ordinary shares voted by shareholders that are not Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing (each, a “Frutarom Affiliate”), in order for the proposal to be approved.

Your ordinary shares can be voted at the shareholder meeting only if you are present or represented by a valid proxy or proxy card. Only holders of record of the Enzymotec ordinary shares (“ordinary shares”) at the close of business on November 13, 2017 are entitled to attend and vote at the shareholder meeting or any adjournment or postponement thereof. Even if you plan to attend the shareholder meeting, we encourage you submit your proxy prior to the shareholder meeting. Shares held through a bank, broker or other nominee that is a shareholder of record of Enzymotec or that appears in the participant list of a securities depository, may also be voted via a proxy card in accordance with the instructions provided with the proxy card you received from the bank, broker or other nominee.

Enclosed with this letter you will find attached a notice of the shareholder meeting as published by Enzymotec on November 2, 2017 and a proxy statement. The accompanying proxy statement provides you with detailed information about the proposed merger, the annual meeting proposals to be considered, and the shareholder meeting. Please give this material your careful attention. You also may obtain more information about Enzymotec, the merger agreement and the shareholder meeting from documents we have filed with or furnished to the SEC or from Enzymotec’s website at www.enzymotec.com.

Thank you for your cooperation and continued support.

Very truly yours,

Steve Dubin
Chairman of the Board of Directors

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

This document is dated November 17, 2017, and is first being mailed to shareholders on or about November 22, 2017.

[As originally published on November 2, 2017]

ENZYMOTEC LTD. CALLS 2017 ANNUAL AND EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS FOR APPROVAL OF MERGER AND OTHER MATTERS

MIGDAL HA’EMEQ, ISRAEL, November 2, 2017 — (GLOBENEWSWIRE) — Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold its 2017 Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) on Monday, December 11, 2017 at 5:00 p.m. (Israel time) at the Company’s offices, at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. The record date for shareholders entitled to vote at the Meeting is Monday, November 13, 2017.

The Meeting is being called for the following purposes:

(1)	Approval of the acquisition of Enzymotec by Frutarom Ltd., an Israeli company (“Frutarom”), including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017, by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into Enzymotec (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of Enzymotec (other than Enzymotec, Frutarom or their respective wholly-owned subsidiaries) in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger.
(2)(a)	Reelection of Holger Liepmann as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(b)	Election of Amos Anatot as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(c)	Election of Alon Shmuel Granot as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(2)(d)	Election of Ari Rosenthal as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(3)	Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s board of directors (the “Board”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

The Board unanimously recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders in connection with the Meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2016.

The shareholders may also act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof. As of the current time, the Company is not aware of any such additional matters to be brought before the Meeting.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the proposal (which excludes abstentions and broker non-votes). In the case of Proposal 1 (approval of the merger), such majority must exclude any ordinary shares that are held by Merger Sub, Frutarom or by any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, including any of their affiliates.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the immediately following week and will be held at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders, in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Record shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s transfer agent by 11:59 p.m., Eastern Standard Time, on December 10, 2017, or, if sent to the Company’s Israeli registered office, to be received not later than 1:00 p.m. (Israel time) on the day of the Meeting (that is, on Monday, December 11, 2017). No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company. In accordance with the Company’s articles of association, the Chairman of the Meeting will have the right, at his or her sole discretion, to waive the foregoing deadlines for any proxy card received prior to the start of the Meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Meeting (or to appoint a proxy to do so).

Cautionary Note Regarding Forward-Looking Statements

Information included in this press release may contain forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the proposed merger, the satisfaction or waiver of any conditions to the proposed merger, anticipated benefits, growth opportunities and other events relating to the proposed merger, and projections about Enzymotec’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (5) the proposed merger may adversely impact relationships with Enzymotec’s commercial counter-parties; (6) other risks may imperil the consummation of the proposed merger, which may result in the merger not being consummated within the expected time period or at all; and (7) the risks described in Enzymotec’s filings with the SEC may be realized. For more details, please refer to Enzymotec’s filings with U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the Meeting, Enzymotec will send to its shareholders of record as of the record date a proxy statement describing the proposals to be voted upon at the Meeting, as well as the time and location of, and other logistical information related to, the Meeting, along with a proxy card enabling shareholders to submit their votes on the proposals.

Enzymotec will also be furnishing copies of the proxy statement and form of proxy card to the SEC as exhibits to a Report of Foreign Private Issuer on Form 6-K.

You also may also direct any questions about the merger to, and request additional copies of this document from our proxy solicitor at:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

This communication is not a substitution for the proxy statement or for any other documents that Enzymotec may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by Enzymotec to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by Enzymotec may also be obtained for free by submitting a request to The Ruth Group., telephone: (646) 536-7035/7037, or at www.Enzymotec.com. The contents of Enzymotec’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Company Contact
Enzymotec Ltd.
Dror Israel
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui/Alexander Lobo
Phone: 646-536-7035/7037
tbui@theruthgroup.com
alobo@theruthgroup.com

PROXY STATEMENT

2017 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2017

INTRODUCTION

We, Enzymotec Ltd. (“Enzymotec,” the “Company” or “we”), are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors of proxies to be used at the 2017 annual and extraordinary general meeting of shareholders, as may be adjourned or postponed from time to time (the “shareholder meeting” or “meeting”), to be held at our executive offices located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel on December 11, 2017 at 5:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time. We are first mailing this proxy statement, the accompanying notice, letter to shareholders and proxy card on or about November 22, 2017, to the holders of our ordinary shares entitled to vote at the shareholder meeting.

At the shareholder meeting, shareholders will be asked to consider and vote on the following proposals:

Proposal 1:

Approval of the acquisition of Enzymotec by Frutarom Ltd. (“Frutarom”), including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017 (as it may be amended from time to time, the “merger agreement”), by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into Enzymotec (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of Enzymotec (other than Enzymotec, Frutarom or their respective wholly-owned subsidiaries) in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger. This proposal, which relates to the meeting’s function as an extraordinary general meeting of shareholders, will serve as Proposal 1 at the shareholder meeting, and we sometimes refer to it herein as the “merger proposal.”

Proposal 2:
(a)	Re-election of Holger Liepmann as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(b)	Election of Amos Anatot as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(c)	Election of Alon Shmuel Granot as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.
(d)	Election of Ari Rosenthal as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

The election of Messrs. Anatot, Granot and Rosenthal pursuant to Proposals 2(b), 2(c) and 2(d), respectively, is in each case, subject to the approval of the merger proposal (Proposal 1).

Proposal 3:

Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s board of directors (the “board of directors”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Proposals 2 and 3 relate to the additional function of the shareholder meeting — as our 2017 annual meeting of shareholders, as required under Israeli corporate law. We sometimes refer to those proposals herein as the “annual meeting proposals”. If the merger is consummated, the annual meeting proposals will be relevant to our current shareholders only until the consummation of the merger, at which time they will cease to hold ordinary shares of Enzymotec.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2016.

The shareholders may also act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof. As of the current time, the Company is not aware of any such additional matters to be brought before the meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND “FOR” APPROVAL OF THE ANNUAL MEETING PROPOSALS.

Quorum

Only holders of record of the Enzymotec ordinary shares (“ordinary shares”) at the close of business on November 13, 2017, which is the record date for the shareholder meeting, are entitled to vote at the meeting. As of that date, there were 23,428,099 ordinary shares outstanding and entitled to vote. Each ordinary share outstanding on the record date will entitle its holder to one vote upon each of the proposals to be presented at the meeting.

The presence at the meeting of two or more Enzymotec shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of Enzymotec’s voting power, will constitute a quorum. If within half an hour from the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day falls on a statutory holiday (either in Israel or in the U.S.), in which case the meeting will be adjourned to the first business day afterwards which is not a statutory holiday. At the adjourned meeting, the presence, in person or by proxy, of any two shareholders (regardless of the number of ordinary shares held by them) will constitute a quorum.

Proxies

Shareholders may elect to vote their shares once, either by attending the shareholder meeting in person, or by executing and delivering to Enzymotec a proxy as detailed below. If your ordinary shares are held in “street name” through a bank, broker or other nominee, you may complete a proxy card in order to direct such bank, broker or other nominee on how to vote your ordinary shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your ordinary shares in person at the meeting.

Proxies are being solicited by our board of directors and are being mailed together with this proxy statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In connection with the proxy solicitation, we have engaged MacKenzie Partners, Inc. to act as proxy solicitor for the merger. We have agreed to pay a fee of approximately $25,000 to MacKenzie Partners, Inc., plus reimbursement of reasonable out-of-pocket expenses in connection with such solicitation.

All ordinary shares represented by properly executed proxies received by our transfer agent no later than 11:59 p.m. (EST) on December 10, 2017, or at our principal business office no later than 1:00 p.m. (Israel time) on December 11, 2017, will, unless such proxies have been revoked prior to the shareholder meeting or superseded, be voted at the meeting in accordance with the directions on the proxies. No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company. In accordance with the Company’s articles of association, the chairman of the meeting will have the right, at his or her sole discretion, to waive the foregoing deadlines for any proxy card received prior to the start of the meeting.

A shareholder returning a proxy may revoke it by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by the transfer agent by 11:59 p.m. (EST) on December 10, 2017, or at Enzymotec’s principal business office by 1:00 p.m. (Israel time) on December 11, 2017, will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and the annual meeting proposals and as determined by Enzymotec’s board of directors concerning any other matter that may be presented to the shareholder meeting, as described above.

In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. In the case of a record shareholder, any written notice revoking a proxy should be sent to our principal business office located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, to the attention of our General Counsel, Ron Mosberg, Adv., or via email to ronm@enzymotec.com or via fax to +972-74-717-7004, not later than 1:00 p.m. (Israel time), or sent to our transfer agent, American Stock Transfer & Trust Company by mail to 6201 15th Avenue, Brooklyn, New York 11219, not later than 11:59 p.m. (EST) on December 10, 2017. Alternatively, if your ordinary shares are held in “street name,” you must contact your bank, broker or other nominee who holds your ordinary shares to change or revoke your voting instructions.

Required Vote

Provided that a quorum is present, the adoption and approval of each of the proposals at the shareholder meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes. In the case of the merger proposal only, the foregoing majority of votes cast (excluding abstentions and broker non-votes) must include at least half of the ordinary shares voted by shareholders that are not Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing (each, a “Frutarom Affiliate”).

If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote with respect to the merger proposal, then the ordinary shares will not be voted on the merger proposal (neither for purposes of the ordinary majority nor for purposes of the special tally of non-Frutarom Affiliates required for approval of the merger proposal), unless the shareholder provides the required confirmation under Item 1A of the proxy card that it is not a Frutarom Affiliate, in which case the ordinary shares will be counted for both such purposes. If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote with respect to the annual meeting proposals, then the ordinary shares will be voted in favor of those proposals.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the shareholder meeting pursuant to the merger proposal and the annual meeting proposals, respectively:

For Proposal 1:  “RESOLVED, that (i) the merger of Frutarom Tech Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Frutarom Ltd, a company organized under the laws of the State of Israel (“Frutarom”), with and into Enzymotec pursuant to Section 320 of the Companies Law and pursuant to the Agreement and Plan of Merger, dated as of October 28, 2017 (as it may be amended from time to time, the “merger agreement”), by and among Frutarom, Merger Sub and Enzymotec on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom (collectively, the “merger”); (ii) the consideration to be received by the shareholders of Enzymotec in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger; and (iii) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger, be, and each of the foregoing hereby is, adopted and approved in all respects.”

For Proposal 2(a):  “RESOLVED, that Mr. Holger Liepmann be, and hereby is, re-elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified, or until his earlier resignation or removal.”

For Proposal 2(b):  “RESOLVED, that subject to the approval of the merger proposal (Proposal 1), Mr. Amos Anatot be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified, or until his earlier resignation or removal.”

For Proposal 2(c):  “RESOLVED, that subject to the approval of the merger proposal (Proposal 1), Mr. Alon Shmuel Granot be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified, or until his earlier resignation or removal.”

For Proposal 2(d):  “RESOLVED, that subject to the approval of the merger proposal (Proposal 1), Mr. Ari Rosenthal be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified, or until his earlier resignation or removal.”

For Proposal 3:  “RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and that the Company’s board of directors (with the power of delegation to its audit committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF EACH OF THE PROPOSED RESOLUTIONS.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Enzymotec from documents that are not included in or delivered with this document.

Documents relating to Enzymotec incorporated by reference into this document are available from Enzymotec without charge, excluding exhibits. You may obtain documents relating to Enzymotec which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from Enzymotec at:

Enzymotec Ltd.
c/o Mr. Ron Mosberg, Adv.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emek 2310001
Israel
Tel: +972-74-717-7177
Email: ronm@enzymmotec.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 85 of this proxy statement.

i

ii

Annexes
A — Agreement and Plan of Merger	A-1
B — Opinion of Enzymotec’s Financial Advisor	B-1

iii

QUESTIONS AND ANSWERS ABOUT THE 2017 ANNUAL AND EXTRAORDINARY
GENERAL MEETING AND THE MERGER

The following are some of the questions regarding the merger agreement, the merger and the 2017 annual and extraordinary general meeting that you, as a shareholder of Enzymotec, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to Enzymotec Ltd. and its subsidiaries and “shares” and “ordinary shares” refer to the ordinary shares of Enzymotec Ltd. In addition, we refer to Enzymotec Ltd. as “Enzymotec” or the “Company,” to Frutarom Ltd. as “Frutarom,” and to Frutarom Tech Ltd. as “Merger Sub.” All references to the “merger” refer to the merger of Merger Sub with and into Enzymotec, with Enzymotec continuing as the surviving company and becoming a wholly-owned subsidiary of Frutarom, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of October 28, 2017, as it may be amended from time to time, by and among Enzymotec, Frutarom, and Merger Sub, a copy of which is included as Annex A to this proxy statement. Enzymotec, following the completion of the merger, is sometimes referred to in this proxy statement as the “surviving company.” All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?
A:	On October 28, 2017, Frutarom entered into the merger agreement providing for the merger of merger sub with and into Enzymotec, with Enzymotec surviving the merger as a wholly-owned subsidiary of Frutarom. You are receiving this proxy statement because you owned ordinary shares on November 13, 2017, the record date for the shareholder meeting, and that entitles you to vote at the shareholder meeting. We cannot complete the merger unless our shareholders approve the merger proposal. We have included in this proxy statement important information about the merger, the merger agreement, the merger proposal, the annual meeting proposals and the shareholder meeting. You should read this information carefully and in its entirety. We have attached a copy of the merger agreement as Annex A to this proxy statement. The enclosed voting materials allow you to vote your ordinary shares without personally attending the shareholder meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.
Q:	When and where will the shareholder meeting be held?
A:	The shareholder meeting is scheduled to be held at the principal business office of Enzymotec, located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, on December 11, 2017 at 5:00 p.m. (Israel time).
Q:	Who is entitled to vote at the shareholder meeting?
A:	November 13, 2017 is the record date for the shareholder meeting. If you owned ordinary shares at the close of business on the record date, you are entitled to vote on matters that come before the shareholder meeting. However, you may only vote your ordinary shares if you are present in person or represented by proxy or proxy card at the shareholder meeting.
Q:	What matters will be voted on at the shareholder meeting?
A:	You are being asked to consider and vote on the merger proposal (Proposal 1), which proposes the approval of the acquisition of Enzymotec by Frutarom, including approval of the merger agreement, the merger, the merger consideration (as defined below), and all other transactions and arrangements contemplated under the merger agreement, including, without limitation, the purchase by Enzymotec of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement.

You are also being asked to consider and vote on the annual meeting proposals, which will have only short-term relevance to you if the merger proposal is approved and the merger is consummated. These annual meeting proposals consist of:

•	The re-election of Holger Liepmann, and the election of each of Amos Anatot, Alon Shmuel Granot and Ari Rosenthal, as a director who will serve a three-year term until Enzymotec’s annual shareholder meeting in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal (Proposal 2) (the election of Messrs. Anatot, Granot and Rosenthal is subject to the approval of the merger under Proposal 1); and
•	Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors (Proposal 3).

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Q:	What will I receive in the merger?
A:	Upon completion of the merger, you will be entitled to receive $11.90 in cash, without interest and less any applicable withholding taxes (the “merger consideration”), for each ordinary share of Enzymotec that you own at the effective time of the merger. You will not receive any shares in the surviving company nor will you have any ownership interest in the surviving company following the completion of the merger.
Q:	What is the recommendation of Enzymotec’s board of directors?
A:	Enzymotec’s board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” each of the annual meeting proposals.
Q:	What vote of Enzymotec shareholders is required to complete the merger and to approve the annual meeting proposals?
A:	Provided that a quorum is present, the adoption and approval of each of the merger proposal and each of the annual meeting proposals at the shareholder meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes. In the case of the merger proposal only, the foregoing majority of ordinary shares voting in favor of the merger proposal (excluding abstentions and broker non-votes) must include at least half of the ordinary shares voted by shareholders that are not Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing (each a “Frutarom Affiliate”). If you are not a Frutarom Affiliate, in order for your vote to be counted in respect of both the foregoing ordinary majority and special tally of non-Frutarom Affiliates required for approval of the merger proposal, you must affirm on the proxy card that you are not a Frutarom Affiliate (by checking the box “FOR” in Item 1A of the proxy card). If you do not so affirm, your vote will not count towards either the ordinary majority or the special tally required for approval of the merger proposal. If you are a Frutarom Affiliate, please see the instructions on the proxy card as to how to cast your vote towards the ordinary majority tally concerning the merger proposal.

Q:	What is the quorum required for the shareholder meeting?
A:	Pursuant to Enzymotec’s articles of association, the quorum required for the shareholder meeting is two or more shareholders, present in person or by proxy and holding ordinary shares conferring in the aggregate at least 25% of the voting power in Enzymotec. If within half an hour from the time appointed for the shareholder meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day falls on a statutory holiday (either in Israel or in the U.S.), in which case the meeting will be adjourned to the first business day afterwards which is not a statutory holiday. At the adjourned meeting, the presence, in person or by proxy, of any two shareholders (regardless of the number of ordinary shares held by them) will constitute a quorum.
Q:	When do you expect the merger to be completed?
A:	We are working towards completing the merger as quickly as reasonably possible. We expect to complete the merger in January 2018. Because the merger is subject to certain closing conditions, some of which are beyond Frutarom’s and Enzymotec’s control, the exact timing cannot be predicted nor can it be guaranteed that the merger will be completed. See “Proposal 1: The Merger Proposal—The Merger Agreement—Conditions to the Merger” beginning on page 72 of this proxy statement for a summary description of these conditions.
Q:	Am I entitled to appraisal rights?
A:	No. Under Israeli law, holders of ordinary shares are not entitled to statutory appraisal rights in connection with the merger.
Q:	Will I continue to be able to trade my ordinary shares on the NASDAQ Global Select Market following the shareholder meeting?
A:	Enzymotec’s shareholders are expected to be able to trade their ordinary shares on the NASDAQ Global Select Market until the closing date of the merger.
Q:	What will happen to my ordinary shares, options, warrants and restricted stock units?
A:	Each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of Enzymotec, reserved for future grants under Enzymotec’s Employee Share Option Plan (1999), Israeli Share Option Plan and 2013 Omnibus Equity Incentive Plan (which we collectively refer to in this proxy statement as the “Company share plans”), or owned by Frutarom or any direct or indirect wholly-owned subsidiary of Enzymotec or of Frutarom (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $11.90 in cash, without interest and less applicable withholding taxes, at the effective time of the merger.

Each outstanding option to purchase ordinary shares, the outstanding warrant to purchase ordinary shares, and each outstanding restricted stock unit, at the effective time of the merger, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	with respect to the vested option portion of each option and the vested portion of each restricted stock unit, and with respect to the warrant, an amount in cash equal to the product of (a) (i) with respect to each such option and the warrant, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or the warrant or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested option portion of such option, the vested portion of such restricted stock unit, or the warrant, as applicable; and
•	with respect to the unvested option portion of each option and the unvested portion of each restricted stock unit (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger), in each case that is scheduled to vest by its terms on a regular vesting date occurring after the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to “double trigger” vesting, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the closing date of the merger under, and solely to the extent required by, the terms of such stock option or restricted stock unit as in effect on the date of the merger agreement) (any such date or event, an “option/RSU vesting date”), and provided that the holder of such unvested portion is still employed by us or Frutarom on such option/RSU vesting date, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such option/RSU vesting date.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company of the merger.

Q:	What effects will the proposed merger have on Enzymotec?
A:	As a result of the completion of the proposed merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Frutarom. Following the completion of the proposed merger, the registration of the Enzymotec ordinary shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), will be terminated upon notification to the U.S. Securities and Exchange Commission (the “SEC”). In addition, upon completion of the proposed merger, our ordinary shares will no longer be listed on the NASDAQ Global Select Market.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their Enzymotec ordinary shares. Instead, we will remain a public company and our ordinary shares will continue to be listed on the NASDAQ Global Select Market. Under certain circumstances related to a termination, as specified in the merger agreement, we may be required to pay to Frutarom a termination fee of $14.5 million. Please see “Proposal 1: The Merger Proposal—The Merger Agreement—Termination of the Merger Agreement” beginning on page 73 of this proxy statement and “Proposal 1: The Merger Proposal—The Merger Agreement—Termination Fees” beginning on page 74 of this proxy statement for a summary description of these circumstances.
Q:	How can I vote?
A:	If you are a shareholder of record, that is, if your ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (the “transfer agent” or the “paying agent”), you can vote your ordinary shares by attending the shareholder meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the shareholder meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the investor relations page on Enzymotec’s website at www.enzymotec.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Mr. Ron Mosberg, Adv., via e-mail to ronm@enzymotec.com or via fax to +972-74-717-7004. We reserve the right to require further identifying information from you if you submit your proxy card in this manner.

All votes should be received by the transfer agent by 11:59 p.m. (EST) on December 10, 2017, or received at our principal business office by 1:00 p.m. (Israel time) on December 11, 2017, in order to be counted towards the tally of ordinary shares voted at the shareholder meeting. In accordance with the Company’s articles of association, the chairman of the meeting will have the right, at his or her sole discretion, to waive the foregoing deadlines for any proxy card received prior to the start of the meeting.

Alternatively, if your ordinary shares are held in “street name” through your bank, broker or other nominee, you may either (a) instruct your bank, broker or other nominee who holds your ordinary shares on how to vote by either mailing your properly completed proxy card provided to you by your bank, broker or other nominee who holds your ordinary shares or, if indicated on your proxy card, by telephone by calling the number on your proxy card, or (b) vote in person at the shareholder meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your ordinary shares, giving you the right to vote those ordinary shares in person, and also bring proof of ownership of those ordinary shares in your account with the bank, broker or other nominee. If you are not going to vote in person at the shareholder meeting, you must provide your bank, broker or other nominee who holds your ordinary shares with instructions on how to vote your ordinary shares. Your bank, broker or other nominee who holds your ordinary shares cannot vote or make any election with respect to your ordinary shares without receiving instructions from you. Please reach out to your bank, broker or other nominee who holds your ordinary shares and ask them to send you the proxy card.

Q:	What happens if I do not indicate how to vote on the proxy card?
A:	If you provide specific instructions (by marking a box) with regard to the merger proposal, your ordinary shares will be voted as you instruct (for purposes of both the ordinary majority and the special tally of non-Frutarom Affiliates required for approval of the merger proposal), provided that you have affirmed that you are not a Frutarom Affiliate (by checking the box “FOR” in Item 1A of the proxy card). If you are a shareholder of record and sign and return your proxy card without giving specific instructions with respect to the merger proposal, your ordinary shares will not be voted in respect of the merger proposal (neither for purposes of the ordinary majority nor for purposes of the special tally of non-Frutarom Affiliates required for approval of the merger proposal), unless you provide the required confirmation under Item 1A of the proxy card that you are not a Frutarom Affiliate, in which case your ordinary shares will be counted for both such purposes. If you are a Frutarom Affiliate, please see the instructions on the proxy card as to how to cast your vote towards the ordinary majority tally concerning the merger proposal. If you are a shareholder of record and sign and return your proxy card without giving specific instructions with respect to the annual meeting proposals, your ordinary shares will be voted in favor of those proposals.

However, if you are a beneficial owner of shares and do not specify how you want to vote on your proxy card, your bank, broker or other nominee will not be permitted to instruct the depositary to cast a vote with respect to most (and perhaps all) of the proposals (a “broker non-vote”). Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the shareholder meeting agenda that may be considered routine is Proposal 3, which relates to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether Proposal 3 will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the ordinary shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the merger proposal (Proposal 1) and the re-election and election of directors (Proposal 2). In that circumstance, the ordinary shares held by you will be included in determining the presence of a quorum at the meeting, but are not considered “present” for the purpose of voting on Proposal 1 or Proposal 2. Such shares therefore have no impact on the outcome of the voting on those proposals. If your ordinary shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your ordinary shares should be voted so that you thereby participate in the voting on these important matters (in particular, the merger proposal).

Q:	Do Enzymotec’s executive officers and directors have any interests in the merger?
A:	Yes. Enzymotec’s executive officers and directors have interests in the merger that may be perceived as different from, or in addition to, those of Enzymotec shareholders generally. For more information, please see “Summary—Interests of Certain Persons; Share Ownership of Enzymotec’s Directors and Executive Officers” beginning on page 11 of this proxy statement, “Proposal 1: The Merger Proposal—The Merger—Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger” beginning on page 43 of this proxy statement.

Q:	Can I change my vote after I have signed and returned my proxy card?
A:	Shareholders may revoke the authority granted by their execution of proxies by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the shareholder meeting. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by the transfer agent by 11:59 p.m. (EST) on December 10, 2017, or at our principal business office by 1:00 p.m. (Israel time) on December 11, 2017, will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and the annual meeting proposals and as determined by Enzymotec’s board of directors concerning any other matter that may be presented to the shareholder meeting, as described above.

If your ordinary shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change your voting instructions.

Q:	If I purchased my ordinary shares after the record date, may I vote these shares at the shareholder meeting?
A:	No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares.
Q:	What happens if I sell my shares before the shareholder meeting?
A:	The record date for the shareholder meeting is earlier than the date of the shareholder meeting and the date that the merger is expected to be completed. If you transfer your ordinary shares after the record date but before the shareholder meeting, you will retain your right to vote at the shareholder meeting, but will have transferred the right to receive the merger consideration with respect to such ordinary shares if the merger is completed. In order to receive the merger consideration, you must hold your ordinary shares through the completion of the merger.
Q:	Should I send in my Enzymotec share certificates now? When can I expect to receive the merger consideration for my shares?
A:	No. Please do not send your Enzymotec share certificates with your proxy card. After the merger is completed, the paying agent will send you a letter of transmittal with instructions regarding the surrender of your Enzymotec share certificates for the merger consideration.
Q:	Will the merger consideration payable to me be subject to Israeli capital gains tax?
A:	As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non-Israeli resident shareholders who acquired their ordinary shares prior to the date on which these shares were registered for trading on the NASDAQ Global Select Market and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their Enzymotec ordinary shares in the merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the merger to them.

Non-Israeli resident shareholders who have acquired their Enzymotec ordinary shares after such shares were registered for trading, may be subject to tax in Israel to the extent such shareholders have a permanent establishment in Israel.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?
A:	According to Israeli law, Frutarom is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the Israeli Tax Authority (the “ITA”) in order to clarify the withholding mechanism. In addition, as part of the application, we will request that non-Israeli shareholders that purchased their ordinary shares on or after

September 27, 2013 (the date on which Enzymotec listed its shares on the NASDAQ Global Select Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the ordinary shares were purchased. We cannot assure you that our application will be accepted.
Q:	Will the merger consideration paid to U.S. holders of the Enzymotec ordinary shares be subject to U.S. federal income tax?
A:	The receipt of merger consideration by Enzymotec shareholders that are U.S. holders will be a taxable event for U.S. federal income tax purposes. For more details, see “Proposal 1: The Merger Proposal—The Merger—Material U.S. Federal and Israeli Income Tax Consequences” beginning on page 45 of this proxy statement.
Q:	How can I obtain additional information about Enzymotec?

Our Annual Report on Form 20-F and other SEC filings also may be accessed on the Internet at www.sec.gov or on the investor relations page of Enzymotec’s website at www.enzymotec.com. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. For a more detailed description of the information available, see “Where You Can Find More Information” beginning on page 85 of this proxy statement.

Q:	What should I do if I have questions about the shareholder meeting, the merger or this document?
A:	If you have any questions about the shareholder meeting, the merger or this proxy statement, or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact:

Enzymotec Ltd.
c/o Ron Mosberg, Adv.
General Counsel
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
Tel: +972-74-717-7177
Email: ir@enzymotec.com

In addition, you may also direct any questions about the merger to, and request additional copies of this document from our proxy solicitor at:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

If your bank, broker or other nominee holds your ordinary shares, you may also call your bank, broker or other nominee for additional information.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 18 of this proxy statement, you should consider carefully the following risk factors in determining how to vote at the shareholder meeting. The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of Enzymotec’s Annual Report on Form 20-F for the year ended December 31, 2016, which Enzymotec filed with the SEC on March 16, 2017, and which is incorporated by reference into this proxy statement.

Failure to complete the merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The merger is subject to the satisfaction or waiver of certain closing conditions described under “Proposal 1: The Merger Proposal—The Merger Agreement—Conditions to the Merger” beginning on page 72 of this proxy statement, including, among others, that:

•	Enzymotec’s shareholders have approved the merger agreement;
•	at least 50 days, as required by the Companies Law, have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by Enzymotec’s shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and
•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

No assurance can be given that each of the conditions will be satisfied. In addition, the merger agreement may be terminated under the circumstances described under “Proposal 1: The Merger Proposal—The Merger Agreement—Termination of the Merger Agreement” beginning on page 73 of this proxy statement. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the merger consideration will also be delayed. If the merger is not completed (including in the case the merger agreement is terminated), our ongoing business may be adversely affected.

We also could be subject to litigation related to any failure to complete the merger. If the merger is not completed, these risks may materialize and may adversely affect the price of our ordinary shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may be perceived as different from the interests of our shareholders, and these persons may be deemed to have conflicts of interest in recommending to our shareholders to approve the merger.

Some of the members of management and our board of directors may have interests that may be perceived as different from, or in addition to, their interests as shareholders, which are described under “Proposal 1: The Merger Proposal—The Merger—Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger” beginning on page 43 of this proxy statement. These interests could cause members of our board of directors or our management to be perceived as having a conflict of interest in recommending approval of the merger.

The fact that there is a merger pending could harm our business and results of operations.

While the merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from our product candidate trials and from our relationships with third-party manufacturers may detract from our ability to commercialize any of our product candidates;

•	we have and will continue to incur expenses related to the merger prior to its closing; and
•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with Enzymotec following completion of the merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Enzymotec is also required to pay to Frutarom a termination fee of $14.5 million, (A) if Enzymotec terminates the merger agreement prior to the receipt of the approval of the merger by Enzymotec’s shareholders and Enzymotec enters into an alternative transaction agreement (as defined below) with respect to a superior proposal (as defined below) concurrently with the termination of the merger agreement or (B) if Frutarom terminates the merger agreement as a result of a company board recommendation change (as defined under “Proposal 1: The Merger Proposal—The Merger Agreement— Enzymotec’s Board of Directors Recommendation Change” beginning on page 65 of this proxy statement). Furthermore, Enzymotec is also required to pay to Frutarom a termination fee of $14.5 million if (a) after the date of the merger agreement and at or prior to the date of the shareholder meeting an acquisition proposal (as defined below) (or an intention to make an acquisition proposal) has been communicated to Enzymotec or Enzymotec’s board of directors (or any committee thereof) or publicly announced or otherwise publicly disclosed and, in the case of termination as a result of failure to obtain approval of the merger by Enzymotec’s shareholders, such acquisition proposal has not been publicly withdrawn at least five business days prior to the date of the special meeting of Enzymotec’s shareholders, (b) either Enzymotec or Frutarom terminates the merger agreement as a result of the failure to obtain the approval of the merger by Enzymotec’s shareholders or if the merger is not consummated by March 30, 2018 (the “outside date”), or Frutarom terminates the merger agreement (subject to a cure period specified in the merger agreement) as a result of a breach of any of the representations, warranties or covenants of Enzymotec under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and (c) within 12 months, after such termination, any acquisition transaction is consummated or Enzymotec or any of its subsidiaries enters into a definitive agreement to effect any acquisition transaction. Notwithstanding the foregoing, in case of a failure to consummate the merger by the outside date, if approval of shareholders of Enzymotec has been received prior to such termination, the reference to 12 months in clause (c) above will be deemed to be a reference to six months. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the merger.

If the merger is not consummated by March 30, 2018, either we or Frutarom may choose not to proceed with the merger under certain circumstances.

The merger is subject to the satisfaction or waiver of certain closing conditions described under “Proposal 1: The Merger Proposal—The Merger Agreement—Conditions to the Merger” beginning on page 72 of this proxy statement and set forth in the merger agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger. If the merger has not been completed by the outside date, either Enzymotec or Frutarom may terminate the merger agreement, except that the right to terminate the merger agreement in this circumstance will not be available to a party whose failure to perform its obligations under the merger agreement has been the principal cause of the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information” beginning on page 85 of this proxy statement. The merger agreement is attached as Annex A to this proxy statement and is incorporated by reference into this proxy statement. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

Enzymotec Ltd.

Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel

Enzymotec is a nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle, from infancy to old age, and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision in the United States. We market our product portfolio to established global consumer companies and physicians and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art GMP-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally.

Frutarom Ltd.

25 Hashaish St., Haifa, 2629183, Israel

Frutarom, one of the world’s top ten companies in the field of flavors and natural specialty fine ingredients, was founded in Israel in 1933. Frutarom develops, produces and markets comprehensive solutions in the fields of flavors and specialty fine ingredients used for the production of food, beverages, flavors and fragrances, pharmaceutical/nutraceutical, dietary supplements, functional food, cosmetics and personal care products, and other products. Frutarom has significant production and development centers on all six continents and markets and sells over 60,000 products to more than 27,000 customers in over 150 countries. On December 31, 2016 Frutarom operated 57 production sites, 72 research and development laboratories, and 95 sales offices in Europe, North America, Latin America, Israel, Asia, Africa and New Zealand and employed about 4,750 people throughout the world.

Frutarom Tech Ltd.

c/o Frutarom Ltd.
25 Hashaish St., Haifa, 2629183, Israel

Merger Sub is a newly-formed, wholly-owned subsidiary of Frutarom. Frutarom formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

See “Proposal 1: The Merger Proposal—The Companies” beginning on page 25 of this proxy statement.

Enzymotec’s Reasons for Approval of the Merger; Recommendation of the Board of Directors

After careful consideration, Enzymotec’s board of directors has:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Enzymotec and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Enzymotec to its creditors;

•	approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and
•	determined to recommend that Enzymotec’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Enzymotec’s board of directors recommends that you vote “FOR” the approval of the merger proposal.

In reaching its decision to approve the merger proposal and to recommend that Enzymotec’s shareholders vote to approve the merger proposal, Enzymotec’s board of directors consulted with Enzymotec’s management and Enzymotec’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “Proposal 1: The Merger Proposal—The Merger—Reasons for Approval of the Merger; Recommendation of the Board of Directors” beginning on page 31 of this proxy statement.

Opinion of Enzymotec’s Financial Advisor

As of August 30, 2017, the Company retained Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic and business alternatives and defense preparedness, including, without limitation with respect to a potential tender offer announced by Frutarom. The Company selected Rothschild based on its past experience in advising the Company and its qualifications, expertise and familiarity with our business and industry. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On October 28, 2017, at a meeting of the board of directors held to evaluate the merger, Rothschild delivered to the board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 28, 2017, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the merger consideration payable to the holders of Enzymotec’s ordinary shares (other than Frutarom and its affiliates) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Rothschild’s written opinion, dated October 28, 2017, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The Company’s shareholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild’s opinion is qualified in its entirety by reference to the full text of such opinion included as Annex B.

See “Proposal 1: The Merger Proposal—The Merger—Opinion of Enzymotec’s Financial Advisor” beginning on page 34 of this proxy statement.

Interests of Certain Persons; Share Ownership of Enzymotec’s Directors and Executive Officers

When considering the recommendation by Enzymotec’s board of directors to vote “FOR” the merger proposal, you should be aware that executive officers and directors of Enzymotec have interests in the merger that may be perceived as different from, or in addition to, your interests, including:

•	Treatment of Options and Restricted Stock Units Outstanding under our Company Share Plans. At the effective time of the merger, each outstanding option to purchase ordinary shares and each outstanding restricted stock unit, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:
•	with respect to the vested portion of each option and restricted stock unit, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested portion of such option or restricted stock unit, as applicable; and

•	with respect to the unvested option portion of each option and the unvested portion of each restricted stock unit (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger), in each case that is scheduled to vest by its terms on a regular vesting date occurring after the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to “double trigger” vesting, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the closing date of the merger under, and solely to the extent required by, the terms of such option or restricted stock unit as in effect on the date of the merger agreement) (any such date or event, an “option/RSU vesting date”), and provided that the holder of such unvested portion is still employed by us or Frutarom on such option/RSU vesting date, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such option/RSU vesting date.

See “Proposal 1: The Merger Proposal—The Merger—Effects of the Merger on Company Share Plans and Warrants” beginning on page 44 of this proxy statement.

•	Indemnification and Insurance. Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of Enzymotec prior to the effective time of the merger. In accordance with the merger agreement and subject to the approval of the merger proposal at the shareholder meeting, Enzymotec intends to acquire a run-off directors’ and officers’ liability insurance for seven years after the effective time of the merger. See “Proposal 1: The Merger Proposal—The Merger—Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger” beginning on page 43 of this proxy statement and “Proposal 1: The Merger Proposal—The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 69 of this proxy statement.

As of the record date for the shareholder meeting, the directors and executive officers of Enzymotec, as a group, beneficially owned in the aggregate approximately 4.0% of the outstanding ordinary shares.

See “Share Ownership of Certain Beneficial Owners, Directors and Executive Officers of Enzymotec” beginning on page 83 of this proxy statement and “Proposal 1: The Merger Proposal—The Merger—Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger” beginning on page 43 of this proxy statement.

The Merger Agreement

The merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See “Proposal 1: The Merger Proposal—The Merger Agreement” beginning on page 52 of this proxy statement.

Structure of the Merger

The merger is being effected as a merger between Enzymotec and Merger Sub under the Companies Law. In the merger, Merger Sub, a wholly-owned subsidiary of Frutarom, will be merged with and into Enzymotec, with Enzymotec surviving the merger and becoming a wholly-owned subsidiary of Frutarom. See “Proposal 1: The Merger Proposal—The Merger Agreement—The Merger” beginning on page 52 of this proxy statement.

Merger Consideration

At the effective time of the merger, by virtue of the merger and without any action on the part of Enzymotec, Frutarom, Merger Sub or the holders of any of the ordinary shares, each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of Enzymotec, reserved for future grants under the Company share plans or owned by Frutarom or any direct or indirect wholly-owned subsidiary of Enzymotec or of Frutarom (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $11.90 in cash, without interest and less applicable withholding taxes.

See “Proposal 1: The Merger Proposal—The Merger—Effects of the Merger on Our Ordinary Shares” beginning on page 44 of this proxy statement and “Proposal 1: The Merger Proposal—The Merger Agreement—The Merger Consideration and the Conversion of Share Capital” beginning on page 53 of this proxy statement.

Treatment of Options and Restricted Stock Units Outstanding under our Company Share Plans and Warrants Otherwise Outstanding

As of the effective time of the merger, the Company share plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Enzymotec or its subsidiaries will be canceled.

At the effective time of the merger, each outstanding option to purchase ordinary shares, the outstanding warrant to purchase ordinary shares and each outstanding restricted stock unit, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	with respect to the vested portion of each option and the vested portion of each restricted stock unit, and with respect to such warrant, an amount in cash equal to the product of (a) (i) with respect to each such option and the warrant, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or the warrant or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested portion of such option, the vested portion of such restricted stock unit, or the warrant, as applicable; and
•	with respect to the unvested portion of each option and the unvested portion of each restricted stock unit (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger), in each case that is scheduled to vest by its terms on a regular vesting date occurring after the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to “double trigger” vesting, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the closing date of the merger under, and solely to the extent required by, the terms of such option or restricted stock unit as in effect on the date of the merger agreement) (any such date or event, an “option/RSU vesting date”), and provided that the holder of such unvested portion is still employed by us or Frutarom on such option/RSU vesting date, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such vesting date.

The 2017 Annual and Extraordinary General Meeting

Date, Time, Place and Agenda.  The shareholder meeting is scheduled to be held at the principal business office of Enzymotec, located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, on December 11, 2017 at 5:00 p.m. (Israel time). The meeting is being held for the purpose of, among other things, considering a proposal to approve the acquisition of Enzymotec by Frutarom (under Proposal 1), including approval of the merger agreement, the merger, the merger consideration, the purchase by Enzymotec of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement, and all other transactions and arrangements contemplated under the merger agreement. The shareholder meeting is furthermore being held in order to obtain approval for two additional proposals that are required on an annual basis under Israeli corporate law pursuant to Enzymotec’s annual shareholder meeting. The annual meeting proposals consist of (a) the re-election of one nominee proposed by the board of directors and election of three nominees proposed by Frutarom, in each case as our Class I directors for a three-year term, until our 2020 annual general meeting of shareholders (under Proposal 2) (which election of three nominees proposed by Frutarom is subject to the approval of the acquisition of Enzymotec by Frutarom under Proposal 1) , and (b) the appointment of auditors for 2017 and the additional period until our annual general shareholder meeting in 2018 (under Proposal 3). If the merger proposal is approved and the merger is consummated, Proposals 2 and 3 will be relevant to our current shareholders only until the consummation of the merger (as at the closing of the merger, you will cease to hold shares of Enzymotec).

Other than the merger proposal and the annual meeting proposals, we do not currently expect there to be any other matters on the agenda at the shareholder meeting; however, if any other matter is properly presented at the shareholder meeting, including voting on the adjournment or postponement of the shareholder meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date.  Enzymotec has fixed November 13, 2017 as the record date for the shareholder meeting. If you owned ordinary shares at the close of business on the record date, you are entitled to vote on matters that come before the shareholder meeting. There are 23,428,099 ordinary shares entitled to be voted at the shareholder meeting.

Required Vote.  Provided that a quorum is present, the adoption and approval of each of the three proposals at the shareholder meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes. In the case of the merger proposal only, the foregoing majority of votes cast (excluding abstentions and broker non-votes) must include at least half of the ordinary shares voted by shareholders that are not Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing, in order for the proposal to be approved. See “The 2017 Annual and Extraordinary General Meeting” beginning on page 20 of this proxy statement.

Conditions to the Merger

The respective obligations of Enzymotec, Frutarom and Merger Sub to effect the merger are subject to the satisfaction or waiver prior to the effective time of the merger of the following conditions:

Conditions to Each Party’s Obligations.

•	Enzymotec shareholders have approved the merger agreement;
•	expiration or early termination of any waiting period and any necessary approvals under any applicable antitrust laws have occurred or been granted;
•	as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by Enzymotec’s shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and
•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

Conditions to Frutarom’s and Merger Sub’s Obligations.

•	Accuracy of representations and warranties of Enzymotec in the merger agreement, subject to certain qualifiers;
•	Enzymotec having performed and complied with, in each case in all material respects, all of its obligations that are to performed or complied by it under the merger agreement at or prior to the effective time;
•	following the date of the merger agreement, there has not been any change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Enzymotec; and

•	the delivery of an officer’s certificate by a duly authorized executive officer of Enzymotec certifying that the conditions in the prior three bullet points have been satisfied and that Enzymotec’s board of directors has obtained all required approvals for the execution, performance and consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Conditions to Enzymotec’s Obligations.

•	Accuracy of representations and warranties of Frutarom and Merger Sub in the merger agreement, subject to certain qualifiers;
•	Frutarom and Merger Sub having performed and complied with, in each case in all material respects, all of the obligations that are to be performed or complied with by Frutarom and Merger Sub (as applicable) under the merger agreement at or prior to the effective time; and
•	the delivery of an officer’s certificate by a duly authorized executive officer of Frutarom and Merger Sub certifying that the conditions in the prior two bullet points have been satisfied.

See “Proposal 1: The Merger Proposal—The Merger Agreement—Conditions to the Merger” beginning on page 72 of this proxy statement.

Termination of the Merger Agreement

Frutarom and Enzymotec can agree to terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger. In addition, either Frutarom or Enzymotec can terminate the merger agreement if:

•	following the execution of the merger agreement, a governmental entity has formally issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to any party whose failure to perform its obligations under the merger agreement has been the principal cause of such order and such act or failure to act constitutes a breach of the merger agreement;
•	the merger is not consummated by the outside date, except that the right to terminate the merger agreement in this circumstance will not be available to a party whose failure to perform its obligations under the merger agreement has been the principal cause of the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or
•	the approval of the merger by Enzymotec’s shareholders is not obtained at the extraordinary general meeting (or any postponement or adjournment thereof).

Enzymotec can terminate the merger agreement if, among other things, prior to the approval of the merger by its shareholders, Enzymotec receives a superior proposal and, subject to complying with the conditions specified in the merger agreement, enters into an alternative transaction agreement providing for such superior proposal.

Frutarom may terminate the merger agreement if, among other things, at any time prior to the receipt of the approval of the merger by the Enzymotec shareholders, Enzymotec’s board of directors (or a committee thereof) has effected a company board recommendation change (as defined under “Proposal 1: The Merger Proposal—The Merger Agreement—Enzymotec’s Board of Directors Recommendation Change” beginning on page 65 of this proxy statement).

See “Proposal 1: The Merger Proposal—The Merger Agreement—Termination of the Merger Agreement” beginning on page 73 of this proxy statement.

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting Enzymotec’s right to solicit acquisition proposals.

See “Proposal 1: The Merger Proposal—The Merger Agreement—No Solicitation” beginning on page 63 of this proxy statement.

Termination Fees

Enzymotec is required to pay to Frutarom a termination fee of $14.5 million, if the merger agreement is terminated under any of the following circumstances:

•	(a) after the date of the merger agreement and at or prior to the date of the special meeting of Enzymotec’s shareholders, an acquisition proposal (or an intention to make an acquisition proposal) has been communicated to Enzymotec or Enzymotec’s board of directors (or any committee thereof) or publicly announced or otherwise publicly disclosed and, in the case of termination as a result of failure to obtain approval of the merger by Enzymotec’s shareholders, such acquisition proposal has not been publicly withdrawn at least five business days prior to the date of the special meeting of Enzymotec’s shareholders, (b) either Enzymotec or Frutarom terminates the merger agreement as a result of the failure to obtain the approval of the merger by Enzymotec’s shareholders or if the merger is not consummated by the outside date, or Frutarom terminates the merger agreement (subject to a cure period specified in the merger agreement) as a result of a breach of any of the representations, warranties or covenants of Enzymotec under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and (c) within 12 months, after such termination, any acquisition transaction is consummated or Enzymotec or any of its subsidiaries enters into a definitive agreement to effect any acquisition transaction (for purposes of determining whether the termination fee is payable under this circumstance, all references to “25%” and 75%” in the definition of “acquisition transaction” will be deemed references to 50%”). Notwithstanding the foregoing, in case of non-consummation of the merger by the outside date, if approval of shareholders of Enzymotec has been received prior to such termination, the reference to 12 months in clause (c) above will be deemed to be a reference to six months;
•	Enzymotec terminates the merger agreement prior to the receipt of the approval of the merger by Enzymotec’s shareholders and Enzymotec enters into an alternative transaction agreement providing for a superior proposal (that did not breach the non-solicitation provisions of the merger agreement) concurrently with the termination of the merger agreement; or
•	Frutarom terminates the merger agreement as a result of a company board recommendation change.

See “Proposal 1: The Merger Proposal—The Merger Agreement—Termination Fees” beginning on page 74 of this proxy statement.

Expenses

All fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

See “Proposal 1: The Merger Proposal—The Merger Agreement—Expenses” beginning on page 75 of this proxy statement.

Absence of Appraisal Rights

Under Israeli law, holders of ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Regulatory Approvals

Enzymotec and Frutarom have agreed to provide the required notice to the National Authority for Technological Innovation of the Ministry of Economy and Industry of the State of Israel, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry of the State of Israel, and submit applications for the required approvals of the Israel Investment Center of the Ministry of Economy and Industry of the State of Israel and the Israel Land Authority, in connection with the change in ownership of Enzymotec effected as a result of the merger. Enzymotec completed submission of such notice and applications by November 13, 2017. In addition, under the Companies Law, Enzymotec and Merger Sub may not complete the merger without making certain filings and notifications to the Israeli Companies’ Registrar. Enzymotec and Merger Sub filed the required merger proposal on November 5, 2017.

See “Proposal 1: The Merger Proposal—The Merger—Regulatory Matters” beginning on page 50 of this proxy statement.

Material U.S. Federal and Israeli Income Tax Consequences

The receipt by a U.S. holder of cash in exchange for the Enzymotec ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and its aggregate adjusted tax basis in the Enzymotec ordinary shares that it exchanges therefor.

See “Proposal 1: The Merger Proposal—The Merger—Material U.S. Federal and Israeli Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger. You should consult your tax advisor about the particular tax consequences of the merger to you.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections entitled “Questions and Answers about the 2017 Annual and Extraordinary General Meeting and the Merger” beginning on page 1 of this proxy statement, “Summary” beginning on page 10 of this proxy statement and “Proposal 1: The Merger Proposal—The Merger” beginning on page 26 of this proxy statement, and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceedings that may be instituted against Enzymotec and others relating to the merger agreement;
•	the failure of the merger to close for any other reason;
•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on operating results and business generally;
•	the distraction of our management resulting from the proposed transaction; and
•	other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F. See “Where You Can Find More Information” beginning on page 85 of this proxy statement.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of Enzymotec could be materially adversely affected by any of these factors. Enzymotec does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

Enzymotec ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ENZY.” Enzymotec’s fiscal year ends on December 31.

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market.

	NASDAQ Global Select Market
Year	High	Low
2014	$29.67	$6.50
2015	$10.65	$5.86
2016	$9.95	$5.70
2017 (through November 13, 2017)	$12.35	$6.55

Quarterly Share Information

The following table sets forth, for each of the financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market.

	NASDAQ Global Select Market
	High	Low
2016
First Quarter	$9.95	$8.09
Second Quarter	$8.96	$7.92
Third Quarter	$9.32	$6.98
Fourth Quarter	$7.45	$5.70
2017
First Quarter	$9.30	$6.55
Second Quarter	$9.10	$8.00
Third Quarter	$12.35	$6.90
Fourth Quarter (through November 13, 2017)	$11.80	$10.90

We have not declared or paid cash dividends on our ordinary shares. Our current policy is to retain all available funds and earnings for use in our business.

THE 2017 ANNUAL AND EXTRAORDINARY GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Enzymotec’s board of directors for use at the shareholder meeting. The shareholder meeting will be held at the principal business office of Enzymotec, located at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel on December 11, 2017 at 5:00 p.m. (Israel time), unless it is postponed or adjourned.

Purpose of the Shareholder Meeting

At the shareholder meeting you will be asked to consider and vote upon a proposal to approve the acquisition of Enzymotec by Frutarom (Proposal 1), including the approval of: (a) the merger agreement; (b) the merger on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (c) the consideration to be received by the shareholders of Enzymotec in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share owned immediately prior to the effective time of the merger; and (d) all other transactions and arrangements contemplated by the merger agreement, including the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger.

You will also be asked to consider and vote upon two additional proposals that are required on an annual basis under Israeli corporate law pursuant to Enzymotec’s annual shareholder meeting. The annual meeting proposals consist of (a) the re-election of one nominee proposed by the board of directors and the election of three nominees proposed by Frutarom, in each case as Class I directors for a three-year term, until our 2020 annual general meeting of shareholders (Proposal 2) (which election of three nominees proposed by Frutarom is subject to the approval of the acquisition of Enzymotec by Frutarom under Proposal 1), and (b) the appointment of auditors for 2017 and the additional period until our annual general shareholder meeting in 2018 (Proposal 3). If the merger proposal is approved and the merger is consummated, Proposals 2 and 3 will be relevant to our current shareholders only until the consummation of the merger (as at the closing of the merger, you will cease to hold ordinary shares of Enzymotec).

In addition to the foregoing proposals, you also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the shareholder meeting or any adjournment or postponement of the shareholder meeting, including voting on the adjournment or postponement of such meetings. Enzymotec currently does not contemplate that any other matters will be considered at the shareholder meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held the Enzymotec ordinary shares at the close of business on November 13, 2017 (the “record date”) are entitled to vote at the shareholder meeting. In addition, shareholders who, as of the record date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of Enzymotec or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the shareholder meeting, but may not actually vote their shares in person at the meeting unless obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares.

As of the record date, there were 23,428,099 ordinary shares issued, outstanding and entitled to vote at the shareholder meeting.

Recommendation of the Board of Directors

After careful consideration, the board of directors of Enzymotec has:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Enzymotec and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Enzymotec to its creditors as a result of the merger;
•	approved the merger agreement, the merger and the other transactions and arrangements contemplated under the merger agreement; and
•	determined to recommend that Enzymotec’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Accordingly, the board of directors of Enzymotec recommends that you vote “FOR” the merger proposal.

The board of directors has furthermore carefully considered and determined that the re-election of one existing Class I director and initial election of three new Class I directors nominated by Frutarom is in the best interests of Enzymotec and its shareholders (in the case of those three new directors, due to Enzymotec’s undertaking in the merger agreement to nominate those three individuals proposed by Frutarom). Accordingly, the board of directors recommends that you vote “FOR” the election of each of the nominees under Proposal 2. Likewise, the board of directors has considered and determined that the reappointment of the Company’s independent auditors under Proposal 3 is in the best interests of Enzymotec and its shareholders, and, accordingly, recommends that you vote “FOR” Proposal 3.

Quorum and Voting

Pursuant to Enzymotec’s articles of association, the quorum required for the shareholder meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in Enzymotec. If a quorum is not present within 30 minutes from the time appointed for the shareholder meeting, the shareholder meeting will stand adjourned either (a) to the same day in the next week, at the same time and place, unless such day falls on a statutory holiday (either in Israel or in the U.S.), in which case the meeting will be adjourned to the first business day afterwards which is not a statutory holiday, (b) to such day and at such time and place as indicated in the notice of such meeting, or (c) to such day and at such time and place as the chairman of the shareholder meeting shall determine (which may be earlier or later than the date pursuant to clause (a) above) and Enzymotec will not be obligated to give notice to the shareholders of the adjourned meeting. At the adjourned meeting, any matter that was to be addressed during the shareholder meeting will be addressed, provided at least two shareholders are present in person or by proxy, regardless of the voting power in Enzymotec held by them.

If you are a beneficial owner of shares and do not specify how you want to vote on your proxy card, your bank, broker or other nominee will not be permitted to instruct the depositary to cast a vote with respect to most (and perhaps all) of the proposals. Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the ordinary shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger or the election of directors. On the merger proposal and on the proposal for the re-election and election of directors (and, possibly on the proposal to re-appoint the Company’s independent auditors since we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies), if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the ordinary shares will not be voted (referred to as a “broker non-vote”). Broker non-votes and abstentions will be treated as neither votes “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. If your ordinary shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your ordinary shares should be voted so that you thereby participate in the voting on these important matters (in particular, the merger proposal).

Each ordinary share is entitled to one vote on each of the three proposals or any other item that comes before the shareholder meeting. If two or more persons are registered as joint holders of any ordinary share, the right to attend the shareholder meeting will be conferred upon each of such joint owners, but the right to vote at the shareholder meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the shareholder meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in Enzymotec’s shareholder register.

Required Vote for the Merger Proposal and Annual Meeting Proposals

Provided that a quorum is present, the adoption and approval of each of the proposals at the shareholder meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes. In the case of the merger proposal only, the foregoing majority of ordinary shares voting in favor of the merger proposal (excluding abstentions and broker non-votes) must include at least half of the ordinary shares voted by shareholders that are not a Frutarom Affiliate. If you are not a Frutarom Affiliate, in order for your vote to count in respect of both the ordinary majority and the special tally of non-Frutarom Affiliates required for approval of the merger proposal, you must affirm on the proxy card that you are not a Frutarom Affiliate (by checking the box “FOR” in Item 1A of the proxy card). If you do not so affirm, your vote will not count towards either the ordinary majority or the special tally of votes cast that are required for approval of the merger proposal.

If you are a Frutarom Affiliate, please see the instructions on the proxy card as to how to cast your vote concerning the merger proposal and thereby be counted towards the ordinary majority required for the approval of that proposal.

Voting Results

The preliminary voting results will be announced at the shareholder meeting. The final voting results will be tallied by Enzymotec’s corporate secretary based on the information provided by Enzymotec’s transfer agent and will be published following the shareholder meeting on a Report of Foreign Private Issuer on Form 6-K.

Voting of Proxies

If you are a record shareholder, your signed proxy card must be received at our principal business office by 1:00 p.m. (Israel time) on December 11, 2017 to be validly included in the tally of ordinary shares voted at the shareholder meeting. If submitted to our transfer agent, American Stock Transfer & Trust Company, located at 6201 15th Avenue, Brooklyn, NY 11219, a signed proxy card must be received by 11:59 p.m. (EST) on December 10, 2017 to be counted towards the tally of ordinary shares so voted. In the alternative, a proxy card may be presented in person to the chairman of the shareholder meeting at such meeting in order to be counted towards the tally of votes at the meeting. If you are a record shareholder and attend the shareholder meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the shareholder meeting, if you hold your ordinary shares in your own name as the shareholder of record, please vote your ordinary shares using a proxy. DO NOT enclose or return your share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the merger proposal (unless the required confirmation is provided under Item 1A of the proxy card that the shareholder is not a Frutarom Affiliate), but will be voted in favor of the annual meeting proposals.

Shares Held in Street Name.  If your ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the proxy card provided by your bank, broker or other nominee. If you plan to attend the shareholder meeting, you will need a proxy from your bank, broker or other nominee in order to be given a ballot to vote the ordinary shares.

Revoking or Changing Your Vote

Shares Registered in Your Name.  Any proxy you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked by one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which must be received at our principal business office by 1:00 p.m. (Israel time) on December 11, 2017;
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•	you can attend the shareholder meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the shareholder meeting and then vote in person. Your attendance at the shareholder meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us (other than at the shareholder meeting) should be delivered to our principal business office, located at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emek 2310001, Israel, to the attention of our General Counsel, Ron Mosberg, Adv., or via email to ronm@enzymotec.com or via fax to + 972-74-717-7004, in accordance with the required timing described in the bullet-points above.

Shares Held in Street Name.  If your ordinary shares are held in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Dror Israel and Ron Mosberg, each individually, will serve as proxies for shareholders of Enzymotec under the enclosed form of proxy with respect to the matter to be voted upon at the shareholder meeting.

Share Ownership of Enzymotec Directors and Executive Officers

As of the record date for the shareholder meeting, directors and executive officers of Enzymotec beneficially owned, in the aggregate, approximately 4.0% of the ordinary shares outstanding.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Enzymotec may solicit proxies for the shareholder meeting from Enzymotec shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of ordinary shares held of record by those persons, and Enzymotec will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any Enzymotec share certificates with your proxy cards.

Attending the Enzymotec Shareholder Meeting

Only Enzymotec’s shareholders, including joint holders, who held shares of record as of the close of business on November 13, 2017 and other persons holding valid proxies for the shareholder meeting are entitled to attend the shareholder meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the shareholder meeting. Enzymotec shareholders who are not record holders but hold shares through a bank, broker or other nominee in “street name” should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to November 13, 2017, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its ordinary shares at the shareholder meeting will furthermore need to present a signed, legal proxy from the bank, broker or other nominee through which the ordinary share are held. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the shareholder meeting.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

Enzymotec Ltd.
c/o Ron Mosberg, Adv.
General Counsel
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
Tel: +972-74-717-7177
Email: ronm@enzymotec.com

or

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

Other Matters

Enzymotec is not aware of any other business to be acted upon at the shareholder meeting. If, however, other matters are properly brought before the shareholder meeting or any adjournment or postponement of the shareholder meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the shareholder meeting or any adjournment or postponement thereof.

PROPOSAL 1: THE MERGER PROPOSAL

THE COMPANIES

Enzymotec Ltd.

Enzymotec is a nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle, from infancy to old age, and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision in the United States. We market our product portfolio to established global consumer companies and physicians and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art GMP-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally.

Enzymotec’s mailing address and executive offices are located at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emek 2310001, Israel.

Additional information concerning Enzymotec is included in Enzymotec’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 85 of this proxy statement.

Frutarom Ltd.

Frutarom, one of the world’s top ten companies in the field of flavors and natural specialty fine ingredients, was founded in Israel in 1933. Frutarom develops, produces and markets comprehensive solutions in the fields of flavors and specialty fine ingredients used for the production of food, beverages, flavors and fragrances, pharmaceutical/nutraceutical, dietary supplements, functional food, cosmetics and personal care products, and other products. Frutarom has significant production and development centers on all six continents and markets and sells over 60,000 products to more than 27,000 customers in over 150 countries. On December 31, 2016 Frutarom operated 57 production sites, 72 research and development laboratories, and 95 sales offices in Europe, North America, Latin America, Israel, Asia, Africa and New Zealand and employed about 4,750 people throughout the world.

Frutarom’s mailing address and executive offices are located at 25 Hashaish St., Haifa, 2629183, Israel.

Frutarom Tech Ltd.

Merger Sub is a newly-formed, wholly-owned subsidiary of Frutarom. Frutarom formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Upon consummation of the merger, Merger Sub will merge with and into Enzymotec and will cease to exist.

Merger Sub’s mailing address and executive offices are located at 25 Hashaish St., Haifa, 2629183, Israel, c/o Frutarom Ltd.

THE MERGER

Background of the Merger

The Company’s senior management team and board of directors actively monitor and assess developments in the nutritional ingredients and medical foods industries and related industries. In addition, our senior management team and board of directors regularly consider and evaluate options for achieving the Company’s long-term strategic goals and enhancing shareholder value as an independent company, as well as potential strategic alternatives to enhance shareholder value.

The following is a summary of the material events leading up to the execution of the merger agreement. At each formal meeting of the board of directors described below, all of the members of the board of directors who were present and who participated in discussions were independent (as determined previously by the board of directors pursuant to the NASDAQ Listing Rules), and the actions taken by the board of directors at such meetings were approved by such independent members of the board of directors. In addition, throughout the period described below, prior to and in between our formal meetings of the board of directors, members of the transaction committee of the board of directors, including the chairman of the board of directors, Steve Dubin, frequently updated the members of the board of directors on the relevant events and developments.

On July 31, 2017, Frutarom filed an initial statement of beneficial ownership on Schedule 13D with the SEC in which it announced that it had purchased 7.6% of our outstanding ordinary shares. In that filing, Frutarom indicated that, depending upon various factors, it may determine to increase its holdings in the Company or to, in the future, propose a transaction whereby all or some of the Company’s assets would be sold. Following that filing, neither Frutarom nor the Company contacted one another.

On August 3, 2017, Frutarom filed an amendment to its Schedule 13D with the SEC to update its reported holdings, reflecting additional purchases of ordinary shares by it that raised its holdings to 9.6% of our outstanding ordinary shares.

On August 14, 2017, the board of directors met and discussed potential outcomes and consequences associated with Frutarom’s acquisition of ordinary shares and its related intent. The board of directors sought to evaluate the nature of Frutarom’s interest in the Company. The board of directors determined that our Chief Executive Officer should reach out to Frutarom to discuss and explore its interest in the Company. The board of directors furthermore considered the appointment of a financial advisor in light of the possible directions in which the discussions with Frutarom could lead.

At the request of the board of directors, our Chief Executive Officer contacted Frutarom and scheduled a meeting with Ori Yehudai, Frutarom’s President and Chief Executive Officer. This meeting was scheduled for September 4, 2017.

On August 24, 2017, Frutarom amended its Schedule 13D filing with the SEC, reporting therein its purchase of additional ordinary shares constituting nearly an additional 10% from Paulson & Co. (“Paulson”) at a price of $11.50 per share, thereby raising its holdings to 19.1% of our outstanding ordinary shares. Frutarom also announced its intention to launch a tender offer for all of our remaining ordinary shares at a price of $11.50 per share. Frutarom furthermore reported that it had entered into a tender and support agreement with Paulson, pursuant to which Paulson agreed, among other things, to tender or cause to be tendered all ordinary shares beneficially owned by it or funds or accounts managed by Paulson in Frutarom’s prospective tender offer, so long as the tender offer was commenced by October 8, 2017.

On August 24, 2017, in light of Frutarom’s latest Schedule 13D filing, the board of directors met to review potential responses to Frutarom’s actions and to Frutarom’s possible next steps. At this meeting, Meitar Liquornik Geva Leshem Tal, our Israeli counsel (“Meitar”), and White & Case LLP, our U.S. counsel (“W&C”), reviewed with members of the board of directors their fiduciary duties in light of the then-current situation and discussed the board of directors’ responsibilities and potential responses that the board of directors could consider should Frutarom launch the unsolicited tender offer mentioned in its prior announcement. After discussions, the board of directors decided to communicate to the Company’s shareholders that the board of directors was evaluating Frutarom’s actions and potential responses. The board of directors also decided at this meeting to appoint a transaction committee, consisting of Steve Dubin,

Nir Belzer, Holger Liepmann and Mani Wasserman (each of whom constituted an independent director under the NASDAQ Listing Rules). The board of directors also tasked the transaction committee with conducting a comprehensive search for a qualified financial advisor to advise the board of directors and submit its recommendation to the board of directors. At this meeting of the board of directors, the board of directors furthermore instructed the Company’s management to accelerate the preparation of a five-year strategic plan for the Company on a standalone basis so that the board of directors could consider such plan in determining the best course of action for the Company.

On August 27, 2017, the transaction committee of the board of directors met to discuss the Company engaging an investment bank to act as the Company’s financial advisor. The transaction committee had interviewed a number of investment banks as potential financial advisors and evaluated proposals made by each such bank. The transaction committee also reviewed the draft response letter to Frutarom addressing its interest in our Company and reiterating the Company’s willingness to meet with Mr. Yehudai to discuss any topics that may be of interest to him, including the views of the board of directors as to the Company’s strategic plans and value. The letter was sent and made publicly available on August 28, 2017. Between August 28, 2017 and August 30, 2017, members of our management together with members of the transaction committee continued to negotiate and evaluate the terms proposed by investment banks to serve as the financial advisor to the Company.

On August 30, 2017, Mr. Yehudai at Frutarom proposed in a letter to our chairman of the board of directors, Mr. Steve Dubin, that the two of them meet to discuss topics that would be beneficial to our shareholders.

Also on the same day, the board of directors met and, based on the advice of its transaction committee, approved the appointment of Rothschild Inc. (“Rothschild”), as the Company’s financial advisor. The board of directors chose Rothschild in light of its past experience in advising the Company and its qualifications, expertise and familiarity with our business and industry.

On September 3, 2017, the transaction committee held an initial meeting with representatives of Rothschild at which various aspects of Rothschild’s prospective work for our Company were discussed.

On September 4, 2017, our President and Chief Executive Officer, Mr. Erez Israeli, met with Mr. Yehudai. At that meeting, Mr. Israeli provided an overview of the Company based on publicly available information and discussed Frutarom’s stated intention to acquire control of the Company.

From early to mid-September 2017, Messrs. Dubin and Yehudai exchanged communications to try to schedule a meeting. In such communications, Mr. Yehudai indicated that Frutarom was prepared to pursue the acquisition of our Company on an unsolicited and non-negotiated basis, but preferred to work towards a friendly, negotiated transaction. In addition, at the direction of the board of directors, representatives of Rothschild held several calls with Mr. Yehudai during this period to discuss Frutarom’s intentions, potential paths to a friendly transaction, and objectives for the upcoming meeting between the parties.

On September 18, 2017, we received, and Frutarom made publicly available (including in an amendment to its Schedule 13D with the SEC), a letter from Frutarom in which Frutarom expressed its disappointment with our acquisition of all rights pertaining to five nutritional products from Union Springs Healthcare, LLC. Nevertheless, Frutarom indicated its willingness to talk to us regarding a potential negotiated transaction and also noted that based on the discussions and its evolving understanding of our business and prospects, Frutarom would decide the best course for Frutarom to take, which could include commencing a tender offer at the previously indicated price, or at another price, taking into account developments in the intrinsic value of the Company.

In the period while the above discussions with Frutarom were ongoing, at the direction of the board of directors, representatives of Rothschild explored the potential for possible alternative transactions by contacting a broad group of parties who might be interested in pursuing a strategic transaction with the Company. The numerous preliminary contacts as well as further discussions with certain parties continued actively up until the entry into the merger agreement but did not result in any party proposing an actionable alternative transaction.

From mid- to late September 2017, the transaction committee of the board of directors held a number of meetings to discuss the potential transaction with Frutarom.

On September 17, 2017 and September 24, 2017, the nominating and governance committee of the board of directors (the “nominating committee”), and the board of directors as a whole, respectively, held meetings. The nominating committee nominated our Class I directors for re-election at our upcoming annual meeting of shareholders. The board of directors as a whole confirmed those nominations, but decided to delay issuing the notice of the annual shareholder meeting pending further discussions with Frutarom (as developments relating to the Company’s discussions with Frutarom could impact the proposals for the shareholder meeting). The board of directors also authorized our management to respond to Frutarom’s September 18, 2017 letter and suggest a meeting to discuss a possible transaction between the two companies. The board of directors also authorized the transaction committee to evaluate any proposal from Frutarom and examine alternatives to a transaction with Frutarom, and to then report back to the board of directors with recommendations for consideration by the full board of directors. At that same board of directors meeting, Company management presented, and the board of directors discussed and adopted, a five-year strategic plan for our Company on a standalone basis.

Pursuant to the board of directors’ decision, on September 24, 2017, we sent a response letter (which we made publicly available on September 25, 2017) to Frutarom’s September 18, 2017 letter in which we proposed to meet with representatives of Frutarom to discuss a possible transaction. In that same letter, we also rejected certain assertions that Frutarom had expressed concerning our acquisition of the rights to the Union Springs products.

On September 26, 2017, a meeting was held at the offices of Frutarom among Mr. Yehudai, Mr. Dubin, Mr. Belzer and Mr. Dan Shamgar, a partner at our Israeli counsel, Meitar. At the meeting, the parties discussed a potential transaction between our Company and Frutarom. The parties acknowledged the difference in views regarding the valuation of the Company and discussed possible methods to bridge the gap between the two sides. Mr. Yehudai indicated that, consistent with Frutarom’s September 18, 2017 letter, Frutarom was continuing to evaluate the best course for Frutarom to take, including with respect to a potential tender offer, negotiation with a view towards a friendly acquisition or merger transaction between the two sides, or potentially abandoning a potential transaction. At the end of the meeting, the parties agreed to move towards negotiations with one another on a friendly basis.

At or around that time, discussions commenced between Messrs. Dubin and Belzer, on our behalf, and Mr. Yehudai, on Frutarom’s behalf, on the structure and price for a friendly strategic transaction between the parties in which Frutarom would acquire the Company. Mr. Yehudai indicated in those discussions that he may have been willing to pay a price which is higher than $11.50 per ordinary share for our Company, subject to due diligence review of the Company.

On September 27, 2017 and again on September 28, 2017, the transaction committee of the board of directors met and received updates from Messrs. Dubin and Belzer concerning the ongoing discussions with Mr. Yehudai from Frutarom. At the invitation of the board of directors, representatives of Rothschild were present at the September 28 meeting. During the September 28 meeting, representatives of Rothschild reviewed its preliminary financial analyses of the Company.

On October 1, 2017, at the direction of the transaction committee, representatives of Rothschild met with Mr. Yehudai to discuss financial aspects of a potential transaction, including price. Subsequently, a conference call was held between Mr. Yehudai and Mr. Belzer, in which, among other things, Mr. Yehudai indicated that Frutarom might be willing to acquire the Company for a price in the range of $11.50 to $12.25 per ordinary share, subject to Frutarom’s due diligence and subject to the parties agreeing on the treatment of our outstanding stock options and RSUs in such an acquisition.

Also on October 1, 2017, the transaction committee of the board of directors held a meeting in which it received an update from Mr. Belzer concerning the progress of negotiation with Frutarom concerning the potential transaction. At the invitation of the board of directors, representatives of Rothschild were present. The committee resolved to proceed on the basis of the ongoing negotiations and authorized the Company’s advisors to prepare and negotiate a definitive agreement for a merger whereby the Company would be acquired by Frutarom. At that same meeting, the transaction committee and representatives of Rothschild further discussed its preliminary financial analyses of the Company, and also discussed Rothschild’s continuing efforts to explore on behalf of the Company possible alternative transactions that the Company could pursue with other third-party potential acquirers.

On October 6, 2017, the transaction committee of the board of directors met to review an initial draft of a merger agreement prepared by our legal counsel. Following discussions among the members of the transaction committee and representatives of our legal counsel, the draft of the merger agreement was provided to Frutarom’s legal counsel.

On October 9, 2017, our legal counsel received comments to the draft merger agreement from Frutarom’s legal counsel.

On October 10, 2017, the board of directors met to receive an update concerning the transaction process and discussed the then-current revised draft of the merger agreement that had been received from Frutarom’s counsel. At the invitation of the board of directors, representatives of Rothschild were present. At the board of directors meeting, representatives of Rothschild reviewed its preliminary financial analyses with respect to the potential transaction and of the potential terms for the acquisition of our Company and also updated the board of directors concerning its discussions with other third-party potential acquirers. Representatives of Rothschild reported that, at the direction of the board of directors, it had contacted close to 50 potential acquirers and the substantial majority had declined to engage in detailed review or discussion of the opportunity. While two parties had entered into confidentiality agreements with the Company so as to enable them to receive financial projections and engage in business discussions, one of those parties had indicated that its interest was limited to a stock-for-stock combination on terms that did not appear feasible, competitive or financially attractive, and the other had potential interest limited to only one line of business and had not provided any value indication. At this meeting the board of directors resolved to authorize the transaction committee with the assistance of the legal advisors to continue negotiations with Frutarom towards a possible merger transaction and in parallel to authorize Rothschild and the Company to explore alternative transactions with the two potential acquirers who entered into confidentiality agreements with the Company.

On the same day, in a telephone conversation, Mr. Dubin and Mr. Yehudai agreed to direct the parties’ respective legal counsels to continue negotiations regarding the open issues in the merger agreement.

From October 11, 2017 through October 15, 2017, negotiations proceeded between the parties’ respective legal counsels with respect to the merger agreement. In parallel, during that period there were various conversations between Mr. Dubin and/or Mr. Belzer, on behalf of the Company, and Mr. Yehudai, on behalf of Frutarom, in which they discussed the terms and conditions of the proposed transaction between the parties, including with respect to price and the treatment of the Company’s outstanding stock options and RSUs.

On October 15, 2017, a meeting was held at Frutarom’s offices between Mr. Yehudai, on behalf of Frutarom, and Mr. Belzer, on behalf of our Company (who was accompanied by Mr. Dan Shamgar of Meitar, our legal counsel). At that meeting, the parties attempted to resolve outstanding issues related to the proposed merger. The parties agreed that Frutarom would be provided due diligence materials relating to the Company, subject to Frutarom’s execution of a customary non-disclosure agreement.

On October 16, 2017, the parties executed a non-disclosure agreement, and Frutarom commenced due diligence review of confidential materials relating to the Company. While Frutarom’s confirmatory due diligence was progressing, the parties and their respective counsels continued negotiations concerning the merger and the terms of the merger agreement, including negotiations regarding the price, the amount of the termination fee that would be payable if the board of directors changed its recommendation or the Company terminated the merger agreement to enter into a superior proposal and treatment of the Company’s outstanding stock options and RSUs.

On October 15, 17 and 20, 2017, the transaction committee of the board of directors met to receive updates concerning the progress of negotiations towards the proposed merger.

On October 20, 2017, Frutarom communicated to the Company that, based on its completed due diligence review, it was willing to pay $11.60 per ordinary share to acquire the Company. On October 20,

2017, the transaction committee met and decided to reject this proposal and to continue negotiations on the price. On October 22, 2017, following further discussions between the parties, Mr. Yehudai indicated that Frutarom’s best and final offer price was $11.90 per ordinary share.

On October 22 and 23, 2017, the board of directors met to receive an update concerning the status of negotiations with Frutarom. At the invitation of the board of directors, representatives of Rothschild were present at the October 23 meeting. At that same October 23 meeting, representatives of Rothschild reviewed for the board of directors its preliminary financial analyses of the proposed merger, and Rothschild indicated its willingness to deliver an oral opinion to the board of directors in the near future based on the then-current proposed terms of the proposed merger. Following further discussions, the board of directors authorized our management and advisors to work towards finalizing the merger agreement with Frutarom based on a merger consideration of $11.90 per ordinary share.

From October 22 through 25, 2017, counsel to the respective parties continued to finalize the merger agreement and the disclosure schedules to be delivered together with it.

On October 26, 2017, the compensation committee of the board of directors and the nominating committee held meetings at which they approved various matters related to the proposed merger, including, in the case of the compensation committee, the treatment of options and RSUs under the merger agreement, and, in the case of the nominating committee, the recommendation to the board of directors to nominate the three Class I directors proposed by Frutarom, as requested by Frutarom during the negotiations and contemplated under the draft merger agreement.

On October 28, 2017, the board of directors met to provide its final approval for the merger agreement. At the invitation of the board of directors, representatives of Meitar, W&C, Rothschild, as well as our Chief Executive Officer, Chief Financial Officer, and General Counsel, were all present. Representatives of Meitar advised the board of directors of its fiduciary duties under Israeli law with respect to the proposed transaction. Representatives of Rothschild updated the board of directors regarding the efforts made on the Company’s behalf and confirmed that while efforts had continued toward seeking third-party potential acquirers, there were no meaningful changes to the positions of the two parties previously discussed, and that while another party had executed a confidentiality agreement over the course of the preceding week, its interest appeared to be limited and preliminary in nature. At the request of the board of directors, representatives of Rothschild reviewed its financial analyses of the proposed transaction and delivered to the board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 28, 2017, to the effect that, as of such date, and on the basis of and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration payable to the holders of ordinary shares (other than Frutarom and its affiliates) following the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of Meitar then summarized the material terms of the proposed merger agreement with Frutarom. Members of the board of directors also confirmed that they were not aware of any alternative business combination transactions that the Company could pursue at such time. Members of the board of directors also noted that the proposed merger agreement with Frutarom permitted the Company to pursue a superior proposal (as defined in the merger agreement) should one materialize without any solicitation by the Company, subject to, among other matters, Frutarom’s right to match such superior proposal and payment by the Company of a $14.5 million termination fee.

Rothschild’s opinion was provided for the benefit of the board of directors, solely in its capacity as such, in connection with and for the purpose of its evaluation of the merger. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of ordinary shares (other than Frutarom and its affiliates) of the merger consideration payable to such holders following the merger pursuant to the merger agreement, and Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the merger consideration to the extent expressly set forth in its opinion, of the merger, the merger agreement or any other agreement entered into in connection with the merger. The full text of Rothschild’s written opinion, dated October 28, 2017, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex B. The summary of Rothschild’s opinion is qualified in its entirety by reference to the full text of such opinion included as Annex B. The Company’s shareholders are urged to read the opinion carefully and in its entirety. Rothschild’s opinion did not constitute a recommendation to the board of directors as to whether to approve the merger or a recommendation as to how any holder of ordinary shares should vote or otherwise act with respect to the merger or any other matter. See “—Opinion of Enzymotec’s Financial Advisor.”

Following an extensive and thorough discussion of the factors relevant to the proposed merger during the course of the meeting of the board of directors, our directors unanimously determined that the merger and the merger agreement were fair to and in the best interests of our shareholders, declared that the merger was advisable, approved the merger agreement and the transactions contemplated thereunder, directed that the adoption of the merger agreement be submitted to a vote at an extraordinary general meeting of our shareholders (which would also serve as the 2017 annual meeting of our shareholders) and resolved to recommend to our shareholders that they approve the merger, the merger agreement and all related matters to be brought before the shareholders at the shareholder meeting.

Following the conclusion of the meeting of the board of directors, the merger agreement was executed by the parties. Each party issued a press release announcing the entry into the merger agreement on the morning (Israel time) of October 29, 2017.

Reasons for Approval of the Merger; Recommendation of the Board of Directors

In its evaluation of the merger agreement and the merger, Enzymotec’s board of directors consulted with members of its senior management team, Rothschild, its financial advisor, and White & Case and Meitar, its outside legal counsel, and assessed various matters relevant to its decision. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Enzymotec shareholders approve the merger agreement and the merger, Enzymotec’s board of directors considered a variety of factors, including those described below.

•	Premium to Market Price. In evaluating the merger consideration of $11.90 per share, payable in cash, the board of directors considered the relationship of the merger consideration to the current and historical market prices of the Enzymotec ordinary shares, including the fact that the merger consideration represents:
º	a premium of approximately 51% over the 52-week average closing price of the ordinary shares traded on the NASDAQ Global Select Market prior to July 28, 2017, the trading day immediately prior to Frutarom’s filing of the initial beneficial ownership report on Schedule 13D with the SEC announcing it had acquired a 7.57% stake in Enzymotec;
º	a premium of approximately 39.8% over the closing price of the ordinary shares traded on the NASDAQ Global Select Market on July 28, 2017, the trading day immediately prior to Frutarom’s filing of the initial beneficial ownership report on Schedule 13D with the SEC announcing it had acquired a 7.57% stake in Enzymotec; and
º	a premium of approximately 7.5% over the closing price of the ordinary shares traded on the NASDAQ Global Select Market on August 23, 2017, the trading day immediately prior to the announcement by Frutarom of its intention to launch a tender offer to acquire all of the outstanding ordinary shares of Enzymotec for $11.50 per share.
•	Merger Consideration Payable in Cash. The board of directors considered that the merger consideration to be received by Enzymotec’s shareholders will consist entirely of cash, which provides liquidity and certainty of value to shareholders. The board of directors believed that this certainty of value was compelling compared to the long-term value creation potential of Enzymotec’s business taking into account the risks of associated with remaining independent and pursuing Enzymotec’s current business and financial plans. The board of directors, with the assistance of Rothschild, also assessed the financial strength of Frutarom and its available cash resources and believed that, together with the absence of a financing condition, Frutarom would be able to complete the merger.

•	Process Conducted. The board of directors considered the process it had conducted to assess the interest of potential bidders in acquiring Enzymotec, the fact that Rothschild, on behalf of Enzymotec, contacted 48 potential parties and that Frutarom’s offer was the only offer made to acquire Enzymotec and that the offered price represented a significant premium to Enzymotec’s historical trading prices.
•	The Prospects of Enzymotec; Risks Relating to Remaining a Stand-Alone Company. The board of directors considered Enzymotec’s prospects and risks if Enzymotec were to remain an independent company. The board of directors considered that Enzymotec had started executing a new growth strategy under new senior leadership at the Company, and that such strategy had the potential to realize significant value for shareholders in the future. Nevertheless, the successful long-term implementation of that strategy involved significant risks and, since the Company’s business consists of a number of different operations, the failure to implement the growth strategy for any one area could materially and adversely impact the successes that may be achieved in other areas.
•	Value. The board of directors believed that the merger consideration of $11.90 per ordinary share represents full and fair value for the ordinary shares, taking into account the board of directors’ familiarity with Enzymotec’s business strategy, assets and prospects, and the certainty of the merger consideration, payable in cash, as compared to projected financial results and associated risks, as well as the results of the financial analyses conducted by Rothschild as described below under “— Opinion of Enzymotec’s Financial Advisor.”
•	Terms of the Merger Agreement. The board of directors considered several important terms of the merger agreement when determining that the merger agreement is fair to, and in the best interests of, Enzymotec and its shareholders.
º	Conditions to Consummation of the Merger; Likelihood of Closing: The board of directors considered that the merger would likely be consummated as a result of (i) the significant premium over the market price of the ordinary shares and certainty of value to Enzymotec’s shareholders offered by Frutarom, (ii) the financial ability and willingness of Frutarom to consummate the merger, (iii) the merger not being subject to any financing conditions, (iv) the merger not being subject to approval by the shareholders of Frutarom and (v) the reasonable and customary nature of the other conditions to the merger.
º	Ability to Respond to Certain Unsolicited Acquisition Proposals: The merger agreement permits the board of directors to participate in discussions or negotiations with any third party that has made an unsolicited acquisition proposal if the board of directors determines, in good faith after consultation with its financial advisor and outside counsel, that such proposal constitutes or could reasonably be expected to lead to a superior proposal (as defined in the merger agreement), and that the failure to engage in such discussions or negotiations would be reasonably likely to be inconsistent with its fiduciary duties under Israeli law, subject to certain additional requirements.
º	Change of Recommendation: The board of directors has the ability, under certain circumstances (relating to the receipt of a superior proposal or the occurrence of an unanticipated material intervening event), to withdraw or change its recommendation in favor of the merger, if the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Israeli law, subject to certain additional requirements.
º	Termination Right: Prior to receipt of the approval of Enzymotec’s shareholders, the board of directors may terminate the merger agreement to accept a superior proposal if, among other requirements, (i) the board of directors has received an unsolicited superior proposal, (ii) approves and concurrently enters into an agreement with respect to the superior proposal and (iii) simultaneously with the termination of the merger agreement, pays to Frutarom a termination fee of $14.5 million, which represents approximately 5% of the aggregate equity value of the transaction and which the board of directors believed was reasonable and not likely to deter competing bids.

•	Negotiations with Frutarom. The board of directors believed that the merger consideration of $11.90 per ordinary share represented the highest value reasonably obtainable for the ordinary shares, based on the progress and outcome of its negotiations with Frutarom and the lack of interest by other third parties in acquiring the Company. The board of directors noted that Frutarom had increased its offer from the initial $11.50 proposal, and Frutarom indicated that $11.90 per ordinary share was its best and final offer following extensive negotiations.
•	Opinion of Enzymotec’s Financial Advisor. The board of directors considered Rothschild’s oral opinion, rendered to the board of directors on October 28, 2017, which was subsequently confirmed by delivery of a written opinion dated that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Rothschild in preparing its opinion, the merger consideration to be paid to the holders of ordinary shares (other than the ordinary shares owned by Frutarom or its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under “—Opinion of Enzymotec’s Financial Advisor.”

The board of directors also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the merger and the transactions contemplated by the merger agreement, including those described below.

•	No Shareholder Participation in Future Growth or Earnings. The nature of the merger as a cash transaction means that the Company’s shareholders will not participate in the future earnings or growth of Enzymotec and will not benefit from any appreciation in value of the combined company or any potential future benefit from Enzymotec’s research and products in development. There is a possibility that, without the merger, the price of the Enzymotec ordinary shares might increase in the future to a price in excess of the $11.90 per ordinary share merger consideration.
•	Risk Associated with Failure to Complete the Merger. The board of directors considered the possibility that the merger might not be consummated and the fact that, if the merger is not consummated, (i) Enzymotec’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) Enzymotec will have incurred significant transaction costs, (iii) Enzymotec’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the ordinary shares could be adversely affected and (v) the market’s perceptions of Enzymotec’s prospects could be adversely affected.
•	Interim Restrictions on Business Pending the Completion of the Merger. The board of directors considered the restrictions on the conduct of Enzymotec’s business due to pre-closing covenants in the merger agreement, whereby Enzymotec agreed that it will carry on its business in the ordinary course consistent with past practice in all material respects and will not take a number of actions related to the conduct of its business without the prior written consent of Frutarom (in each case subject to specified exceptions), which may have an adverse effect on Enzymotec’s ability to respond to changing market and business conditions in a timely manner or at all and to execute its strategic plans.
•	No Solicitation and Termination Fee. Subject to certain exceptions, the merger agreement precludes Enzymotec from soliciting alternative acquisition proposals and requires Enzymotec to pay to Frutarom a termination fee of $14.5 million if the merger agreement is terminated under certain circumstances, including a termination of the merger agreement by Enzymotec to accept a superior proposal. These factors might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to our shareholders than the merger.
•	Potential Differing Interests. The board recognized that certain of Enzymotec’s officers and directors may have interests in the transactions contemplated by the merger agreement that may be perceived as different from, or in addition to, those of Enzymotec’s other shareholders. See “—Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger.”

The foregoing discussion of the information and factors considered by the board of directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the board of directors in reaching its conclusions and recommendation in relation to the merger and the merger agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the board of directors conducted an overall analysis of the factors and reasons described above and unanimously determined in its business judgment that, in the aggregate, the potential benefits of the merger to the shareholders of Enzymotec outweighed the risks or potential negative consequences.

Recommendation

The board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement, including, without limitation, the purchase of Enzymotec of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement.

Opinion of Enzymotec’s Financial Advisor

As of August 30, 2017, the Company retained Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic and business alternatives and defense preparedness, including, without limitation with respect to a potential tender offer announced by Frutarom. The Company selected Rothschild based on its past experience in advising the Company and its qualifications, expertise and familiarity with our business and industry. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On October 28, 2017, at a meeting of the board of directors held to evaluate the proposed merger, Rothschild delivered to the board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 28, 2017, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the merger consideration payable to the holders of Enzymotec’s ordinary shares (other than Frutarom and its affiliates) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Rothschild’s written opinion, dated October 28, 2017, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The Company’s shareholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild’s opinion is qualified in its entirety by reference to the full text of such opinion included as Annex B.

Rothschild’s opinion was provided for the benefit of the board of directors in connection with and for the purpose of its evaluation of the merger. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of Enzymotec’s ordinary shares (other than Frutarom and its affiliates) of the merger consideration payable to such holders in the merger pursuant to the merger agreement, and Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the merger consideration to the extent expressly set forth in its opinion, of the merger, the merger agreement or any other agreement entered into in connection with the merger. Rothschild expressed no opinion as to the price at which Enzymotec’s ordinary shares would trade at any future time. In addition, Rothschild did not express any opinion as to any underlying decisions which the Company might make to engage in the merger or any alternative transaction. Rothschild did not express any opinion, nor was it asked by the board of directors to express any opinion, as to the relative merits of the merger as compared to any alternative transaction. Rothschild assumed, at the Company’s direction, that the Tender and Support Agreement between Frutarom and Paulson & Co. Inc. (“Paulson”), dated August 23, 2017, had been terminated in accordance with its terms and there were no other currently in force agreements related to the merger or the Company between Frutarom (or its affiliates) and Paulson (or its affiliates). Rothschild’s opinion did not constitute a recommendation to the board of directors as to whether to approve the merger or a recommendation as to how any holder of Enzymotec’s ordinary shares should vote or otherwise act with respect to the merger or any other matter. In addition, Rothschild was not asked by the board of directors to address, nor did Rothschild’s opinion address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Enzymotec’s ordinary shares and then only to the extent expressly set forth in Rothschild’s opinion) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Frutarom, the Company, or any class of such persons, whether relative to the merger consideration pursuant to the merger agreement or otherwise.

In connection with its opinion, Rothschild, among other things:

•	reviewed a draft of the merger agreement dated October 23, 2017;
•	reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for Enzymotec’s ordinary shares;
•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies Rothschild deemed generally relevant and the consideration received in such transactions;
•	compared the financial and operating performance of the Company with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied trading multiples;
•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “forecasts”); and
•	performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for the purposes of its opinion.

In addition, Rothschild held discussions with certain members of the management of the Company regarding the merger, the past and current business operations and financial condition and prospects of the Company, the forecasts and certain other matters Rothschild believed necessary or appropriate to its inquiry.

In arriving at its opinion, with the Company’s consent, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild by or on behalf of the Company and its associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property to which the Company holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of the Company or Frutarom under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of the Company or Frutarom. At the direction of the management of the Company, Rothschild used and relied upon the forecasts for purposes of its opinion. In relying on the forecasts, Rothschild assumed, at the direction of the Company, that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company as to the expected future results of operations and financial condition of the Company. Rothschild did not express any view as to the reasonableness of the forecasts and the assumptions on which they are based.

For purposes of rendering its opinion, Rothschild assumed that the transactions contemplated by the proposed merger agreement would be consummated as contemplated in the merger agreement without any waiver or amendment of any material terms or conditions, including, among other things, that the parties would comply with all material terms of the merger agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions would be imposed that would be meaningful in any material respect to Rothschild’s analyses or its opinion. For purposes of rendering its opinion, Rothschild also assumed that there had not occurred any change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to Rothschild that would be meaningful in any material respect to Rothschild’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that was pending or may be brought against the Company or any of its affiliates. In addition, Rothschild relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any material respect from the draft of the merger agreement reviewed by it. Rothschild’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to or discussed with Rothschild by the management of the Company. Although subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, Rothschild does not have any obligation to update, revise, or reaffirm its opinion.

The following represents a summary of the material financial analyses performed by Rothschild, each of which is a standard valuation methodology customarily undertaken in transactions of this type, in connection with providing its opinion, dated October 28, 2017, to the board of directors. No one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild was based on all analyses and factors taken as a whole and also on application of Rothschild’s experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. Some of the summaries of financial analyses performed by Rothschild include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild. The order of analyses described below does not represent the relative importance or weight given to the analysis by Rothschild.

As used in this section, (a) all references to “fully diluted” shares and phrases of similar import, when used in relation to the Company, mean the number of fully diluted outstanding ordinary shares (in the case of outstanding options to purchase ordinary shares and restricted stock units under the Company share plans, and warrants to purchase ordinary shares otherwise outstanding, calculated on a treasury method basis) based on the most recently available information as of October 26, 2017 as provided by the management of the Company to Rothschild, (b) the “EV” of a company as of any given time refers to the enterprise value of such company at such time, (c) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period and (d) as it relates solely to the Company, the “adjusted EBITDA” refers to the estimated EBITDA of the Company during the relevant fiscal year as projected by the management of the Company in the forecasts as adjusted by the management of the Company to exclude inventory write-offs in the second quarter of fiscal year 2017, and the “Vaya-adjusted EBITDA” refers to the estimated EBITDA of the Company during the relevant fiscal year as projected by the management of the Company in the forecasts as adjusted by the management of the Company to exclude inventory write-offs in the second quarter of fiscal year 2017 and the Vaya segment, which currently generates negative EBITDA.

Selected Public Company Analysis

Rothschild performed a selected public company analysis in order to derive an implied per share equity value reference range for the Company from the market value and trading multiples of other publicly traded companies and then compared this implied per share equity value reference range with the merger consideration provided for in the merger agreement. Rothschild selected the publicly traded companies that Rothschild deemed most relevant to consider in relation to the Company, based on its professional judgment and experience, because they are public companies with operations in the value-added ingredients industry that for purposes of this analysis Rothschild considered similar to the operations of one or more of the business lines of the Company. However, because of inherent differences in businesses, operations and prospects, none of the publicly traded companies listed below are directly comparable to the Company. The publicly traded companies selected by Rothschild for purposes of this analysis included the following companies (the “selected public companies”):

Nutritional Ingredients Companies:

•	DowDuPont Inc. (“DowDuPont”)
•	Associated British Foods plc
•	Evonik Industries AG
•	Kerry Group plc (“Kerry”)
•	Koninklijke DSM N.V. (“DSM”)
•	Novozymes A/S
•	Chr. Hansen Holding A/S (“Chr. Hansen”)
•	Croda International plc
•	Glanbia plc
•	Balchem Corp. (“Balchem”)
•	Corbion N.V.

Commodity/Bulk Ingredients Companies:

•	Archer Daniels Midland Company (“ADM”)
•	Bunge Limited (“Bunge”)
•	Ajinomoto Co., Inc.
•	Ingredion Inc. (“Ingredion”)
•	Barry Callebaut AG
•	Süedzucker AG
•	Tate & Lyle plc
•	AAK AB

Flavors & Fragrances Companies:

•	Givaudan SA (“Givaudan”)
•	McCormick & Company Inc. (“McCormick”)
•	International Flavors & Fragrances, Inc. (“IFF”)

•	Symrise AG (“Symrise”)
•	Frutarom
•	Sensient Technologies
•	Naturex Inc.

For purposes of its analysis of the selected public companies, Rothschild reviewed, among other things, (i) for each of the selected public companies, the per share closing stock price of such selected public companies on October 25, 2017, public filings made by such selected public companies for certain historical financial information and data from FactSet Research Systems, Inc., a data source containing historical and estimated financial data for such selected public companies and (ii) for the Company, the per share closing price of the ordinary shares as of August 1, 2017 (prior to Frutarom’s filing of a Schedule 13D with the SEC disclosing Frutarom’s initial acquisition of a stake in the Company), and the forecasts, as provided by the management of the Company and approved for Rothschild’s use, and calculated the following metrics for each of the selected public companies:

•	the EV of such company as a multiple of the estimated revenue of such company for calendarized fiscal years ending December 31, 2017 and December 31, 2018, which multiple Rothschild refers to as EV/Sales; and
•	the EV of such company as a multiple of the estimated EBITDA for calendarized fiscal years ending December 31, 2017 and December 31, 2018, which multiple Rothschild refers to as EV/EBITDA.

Unless otherwise noted in the chart below, EV for the above metrics was calculated as fully diluted market value based on per share closing stock prices on October 25, 2017 plus, with respect to each of the selected public companies, such company’s most recently disclosed net debt.

The results of Rothschild’s review of the above metrics are summarized in the chart below:

	EV/Sales		EV/EBITDA
	2017E	2018E	2017E	2018E
Nutritional Ingredients
Minimum	1.39x	1.33x	8.5x	8.1x
Harmonic Mean	2.54x	2.45x	14.1x	13.2x
Median	2.37x	2.28x	14.6x	13.7x
Maximum	9.37x	8.67x	26.9x	24.6x
Flavors & Fragrances
Minimum	2.55x	2.39x	15.1x	13.9x
Harmonic Mean	3.44x	3.24x	17.4x	16.0x
Median	3.50x	3.36x	17.2x	16.2x
Maximum	4.42x	4.19x	20.4x	18.3x
Commodity/Bulk Ingredients
Minimum	0.34x	0.33x	8.2x	7.8x
Harmonic Mean	0.79x	0.77x	10.2x	9.4x
Median	1.20x	1.18x	10.2x	9.0x
Maximum	1.81x	1.76x	15.5x	14.5x

Based on the 2017E EV/EBITDA multiples calculated above and on Rothschild’s professional judgment, Rothschild applied an illustrative range of EV/EBITDA of 12.0x to 16.0x to the estimated adjusted EBITDA of the Company for fiscal year 2017, as provided in the forecasts, to reach a range of implied EVs for the Company for fiscal year 2017. Rothschild also applied an illustrative range of EV/EBITDA of 12.0x to 16.0x to the estimated Vaya-adjusted EBITDA of the Company for fiscal year 2017, as provided in the forecasts, to reach a range of implied EVs for the Company for fiscal year 2017. To calculate implied equity values, Rothschild then added to such implied EVs the estimated amount of net cash and cash equivalents of the Company as of December 31, 2017, as provided by the management of the Company and approved for

Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding ordinary shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference ranges for the Company, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Enzymotec Ltd.		Merger Consideration
Adjusted EBITDA	Vaya-adjusted EBITDA
$6.71 – $7.88	$11.15 – $13.72	$11.90

Selected Precedent Transactions Analysis

Rothschild performed a selected precedent transactions analysis in order to derive an implied per share equity value reference range for the Company from transaction value multiples in merger and acquisition transactions involving other companies that occurred over the last ten years and then compared this implied per share equity value reference range with the merger consideration provided for in the merger agreement. Using publicly available information, Rothschild analyzed the transaction value multiples in the 31 selected transactions listed in the table below involving target companies with business operations in the value-added ingredients industry that generally reflected similar characteristics to the Company’s business operations.

Announcement Date	Acquiror	Target	EV		EV/Sales		EV/EBITDA
October 2017	Cooke Inc.	Omega Protein Corporation	500		1.38x		6.2x
September 2017	Bunge	IOI Loders Croklaan	1,351		0.84x		12.9x	(1)
August 2017	Inophos Holdings, Inc.	Novel Ingredients	125		1.25x		12.1x	(1)
June 2017	The Carlyle Group	IRCA	n/a		n/a		n/a
April 2017	Ashland Global Holdings, Inc.	Pharmachem Laboratories	660		2.20x		10.5x(1)
March 2017	DowDuPont	FMC Corp.’s Health & Nutrition business	n/a		n/a		n/a
December 2016	Ingredion	TIC Gums	395		n/a		13.2x	(1)
November 2016	McCormick	Enrico Giotti SpA	127		2.27x	(1)	12.0x	(1)
November 2016	Charterhouse Capital Partners	Mec3	434		3.64x		13.8x
September 2016	Chr. Hansen	LGG	82		8.11x		12.0x
September 2016	IFF	David Michael & Co., Inc.	237		2.79x	(1)	n/a
August 2016	Lonza	InterHealth Nutraceuticals	300		n/a		10.0x
June 2016	Probi AB	Nutraceutix (TNTGamble, Inc.)	105		3.01x		12.5x
May 2016	Givaudan	ConAgra Foods’ Spicetec Flavors & Seasonings	340		1.86x(1)		17.9x(1)
February 2016	Balchem	Albion International, Inc.	112		2.08x		10.7x
January 2016	Chr. Hansen	Nutrition Physiology Company (d/b/a NPC)	185		4.51x		18.5x
October 2015	Kerry	Island Oasis, Biothera, Red Arrow	735		2.44x		12.5x
September 2015	Symrise AG	Pinova Holdings, Inc.	397	(2)	1.38x		10.6x
July 2015	Ingredion	Kerr Concentrates, Inc.	102		n/a		n/a
June 2015	Frutarom	Taura Natural Ingredients Holding Ltd.	68		1.69x		n/a
March 2015	McCormick	Brand Aromatics	62		2.08x		10.0x
February 2015	McCormick	Drogheria & Alimentari	49	(3)	0.86x		9.0x
October 2014	Ingredion	Penford Corp.	340		0.73x		11.9x
September 2014	Omega Protein Corp.	Bioriginal Food & Science Corp.	71		0.73x		9.6x
April 2014	Symrise	Diana Group	1,773		3.06x		14.6x
March 2014	Balchem	Performance Chemicals & Ingredients Co. (d/b/a SensoryEffects)	567		2.18x		10.7x
July 2014	ADM	Wild Flavors GmbH	3,126		2.30x	(1)	14.1x(1)

Announcement Date	Acquiror	Target	EV	EV/Sales	EV/EBITDA
July 2013	FMC Corp.	Epax	345	3.45x	10.0x
July 2013	DSM	Unitech Industries Ltd.	45	1.17x	n/a
November 2011	CHS Inc.	Solbar	153	0.88x	9.7x
January 2011	DuPont Co.	Danisco A/S	6,300	2.28x	12.0x
Harmonic Mean				1.63x	11.3x
Median				2.13x	12.0x

(1)	Forward multiple
(2)	Excluding $20 million earn-out
(3)	Excluding €35 million earn-out

Based on its professional judgment and experience, Rothschild deemed these transactions relevant to consider in relation to the Company and the merger. No company, business or transaction used in this analysis is identical or directly comparable to the Company or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company or the merger was compared.

For purposes of this analysis, Rothschild reviewed the transaction value of each of the selected precedent transactions and calculated the implied EV for the target company based on the consideration paid in the selected transaction as well as the following metrics:

•	the implied EV of the target company of the selected transaction as a multiple of the last twelve months (“LTM”) revenue of the target company publicly disclosed at the time each such selected transaction was announced or where available, the projected revenue of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available, which multiple Rothschild refers to as EV/Sales and
•	the implied EV of the target company of the selected transaction as a multiple of the LTM EBITDA of the target company publicly disclosed at the time each such selected transaction was announced or where available, the projected EBITDA of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available, which multiple Rothschild refers to as EV/EBITDA.

Based on the EV/EBITDA multiple calculated for the selected transactions and on Rothschild’s professional judgment, Rothschild applied an illustrative range of EV/EBITDA of 10.0x to 14.0x to the estimated adjusted EBITDA of the Company for fiscal year 2017, as provided in the forecasts, to reach a range of implied EVs for the Company for fiscal year 2017. Rothschild also applied an illustrative range of EV/EBITDA of 10.0x to 14.0x to the estimated Vaya-adjusted EBITDA of the Company for fiscal year 2017, as provided in the forecasts, to reach a range of implied EVs for the Company for fiscal year 2017. To calculate implied equity values, Rothschild then added to such implied EVs the estimated amount of net cash and cash equivalents of the Company as of December 31, 2017, as provided by the management of the Company and approved for Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding ordinary shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference ranges for the Company, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Enzymotec Ltd.		Merger Consideration
Adjusted EBITDA	Vaya-adjusted EBITDA
$6.13 – $7.30	$9.87 – $12.44	$11.90

Illustrative Discounted Cash Flow Analysis

Using a sum-of-the-parts methodology, Rothschild performed a discounted cash flow analysis for both the Nutrition segment and the Vaya segment of the Company in order to derive an implied per share equity value reference range for the entire Company if it were to remain an independent public company, and then compared this implied per share equity value reference range with the merger consideration provided for in the merger agreement. Rothschild performed separate discounted cash flow analyses on the Nutrition segment and the Vaya segment because the two segments have significantly different profiles. In these analyses, Rothschild calculated a range of implied EVs by adding (x) the estimated unlevered, after-tax free cash flows that the respective segment of the Company was forecasted to generate from the beginning of fiscal year 2018 through the end of fiscal year 2022 based on the forecasts provided by the management of the Company, after the application of a range of illustrative after-tax discount rates, which were based on the estimated weighted average cost of capital (“WACC”) for the respective segment to (y) the terminal value of the respective segment, after the application of a range of illustrative after-tax discount rates based on the estimated WACC for the respective segment. Rothschild estimated the terminal value at December 31, 2017 of the two segments by applying illustrative ranges of growth rates in perpetuity of 2.0% to 4.0%, which Rothschild selected using its experience and professional judgment, to the estimated unlevered after-tax free cash flows for the terminal period generated by Rothschild.

Unlevered, after-tax free cash flows for the terminal period were calculated as EBIAT (earnings before interest after tax) after application of the illustrative range of growth rates described above, less increases in net working capital, plus depreciation and amortization, less capital expenditures. For the Nutrition segment, Rothschild applied a range of illustrative after-tax discount rates of 10.0% to 12.0%, based on an estimated WACC of 11.0%, which Rothschild calculated using the traditional CAPM (capital asset pricing model). As it relates to the Vaya segment, Rothschild took into consideration the different financial and risk profile and stage of development of such segment, including (a) the ongoing and historical losses for the Vaya segment that have grown in recent periods, (b) the reliance in the forecasts with respect to the Vaya segment on new products and clinical trials to increase revenues and achieve future profitability, and (c) the business risks associated with the United States Food & Drug Administration’s (“FDA”) communications regarding the Vaya segment’s “medical foods” and the ongoing FDA Import Alert, and the business risk associated with the potential transition to marketing as supplements. Based on these considerations, Rothschild applied a range of illustrative after-tax discount rates of 20.0% to 50.0% for the Vaya segment, consistent with speculative or venture capital investments. Rothschild calculated a range of implied EVs of $174 million to $273 million for the Nutrition segment and $1 million to $43 million for the Vaya segment. A range of implied equity values for the Company was then calculated by increasing the range of combined implied segment EVs by the amount of the Company’s net cash and cash equivalents as estimated as of December 31, 2017 by the management of the Company in the forecasts. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted outstanding ordinary shares, as provided by the management of the Company and approved for Rothschild’s use. These analyses indicated the following implied per share equity value reference range for the Company, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Enzymotec Ltd.	Merger Consideration
$10.67 – $14.70	$11.90

In rendering its opinion, for illustrative purposes only and not relied upon in reaching its conclusion, Rothschild also reviewed and considered other factors, including:

•	historic closing prices of Enzymotec’s ordinary shares, noting, as a reference point that the closing price of Enzymotec’s ordinary shares, ranged from $5.50 to $9.30 in the 52-week period preceding August 1, 2017 (prior to Frutarom’s filing of a Schedule 13D with the SEC disclosing Frutarom’s initial acquisition of a stake in the Company) and

•	the premiums paid in selected precedent transactions, involving U.S. listed targets announced from October 1, 2012 to October 23, 2017 with implied equity values between $100 million and $500 million (excluding restructurings), noting that the first and third quartile of premiums paid in these selected transactions relative to the target company’s unaffected closing stock price, ranged from 14% to 49% and that when a premium of 14% to 49% was applied to the closing price of $8.45 per ordinary share of Enzymotec on July 31, 2017, the resulting range of implied prices was $9.65 to $12.59 per ordinary share of Enzymotec.

The valuation and financial analyses set out above are not a comprehensive description of all analyses and examinations actually conducted by Rothschild in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild attached herein as Annex B. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying Rothschild’s analyses and opinion. In addition, Rothschild may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Rothschild with respect to the actual value of the Company.

In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Rothschild are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, to the holders of Enzymotec’s ordinary shares (other than Frutarom and its affiliates) of the merger consideration payable to such holders in the merger pursuant to the merger agreement, and were provided to the board of directors in connection with the delivery of Rothschild’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Rothschild’s opinion, together with the financial analyses performed by Rothschild in connection with its opinion and reviewed by the board of directors, were among the many factors that the board of directors took into consideration in making the recommendation of the board of directors described in “— Reasons for Approval of the Merger; Recommendation of the Board of Directors”. Rothschild was not requested to, and did not, recommend any specific amount of consideration to the board of directors or that any specific amount of consideration constituted the only appropriate consideration in the merger. The amount and type of consideration payable in the merger was determined through negotiations between the Company and Frutarom. Consequently, Rothschild’s opinion should not be viewed as determinative of the views of the board of directors or the management of the Company with respect to the merger consideration or the merger, including whether the board of directors would have been willing to determine that a different merger consideration was fair.

Miscellaneous

Rothschild is acting as financial advisor to the Company with respect to the merger and will receive an aggregate fee of approximately $1,750,000 from the Company for its services, $250,000 of which became payable upon delivery of Rothschild’s opinion and $1,500,000 of which is contingent upon the consummation of the merger. The Company has also agreed to reimburse Rothschild for certain expenses and to indemnify Rothschild against certain liabilities arising out of its engagement.

During the two-year period ending on October 28, 2017, Rothschild did not provide financial services to Frutarom or the Company other than, in the case of the Company, with respect to Rothschild’s engagement in connection with the merger. Rothschild and its affiliates are engaged in a wide range of financial advisory and investment banking activities. Rothschild or its affiliates may in the future provide financial services to the Company, Frutarom and/or their respective affiliates in the ordinary course of businesses from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of Rothschild’s asset management, merchant banking and other business activities, its affiliates may trade in the securities of the Company, Frutarom or any of their respective affiliates, for their own accounts or for the accounts of their respective affiliates and customers, and may at any time hold a long or short position in such securities.

Rothschild’s opinion was given and speaks only as of its date. Subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, and Rothschild does not have any obligation to update, revise, or reaffirm its opinion. Rothschild’s opinion was approved by the Global Advisory Commitment Committee of Rothschild.

Interests of Certain of Enzymotec’s Executive Officers and Directors in the Merger

When considering the recommendation of our board of directors, you should be aware that members of our board of directors and our executive officers have interests in the merger other than their interests as Enzymotec’s shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the merger agreement or other agreements with Frutarom. These interests may be perceived as different from, or in conflict with, your interests as Enzymotec’s shareholders.

The members of our board of directors were aware of these interests, and considered them, when they approved the merger agreement.

Treatment of Options and Restricted Stock Units Outstanding under our Company Share Plans.  At the effective time of the merger, each outstanding option to purchase ordinary shares and each outstanding restricted stock unit, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	with respect to the vested portion of each option and restricted stock unit, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested portion of such option or restricted stock unit, as applicable; and
•	with respect to the unvested option portion of each option and the unvested portion of each restricted stock unit (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger), in each case that is scheduled to vest by its terms on a regular vesting date occurring after the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to “double trigger” vesting, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the closing date of the merger under, and solely to the extent required by, the terms of such option or restricted stock unit as in effect on the date of the merger agreement) (any such date or event, an “option/RSU vesting date”), and provided that the holder of such unvested portion is still employed by us or Frutarom on such option/RSU vesting date, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such option/RSU vesting date.

Indemnification and Insurance.  Pursuant to the merger agreement, Frutarom has agreed that, after the effective time of the merger, it will cause Enzymotec as the surviving entity to, fulfill and honor in all respects the obligations of Enzymotec pursuant to any existing indemnification and exculpation agreements between Enzymotec and each person who is or at any time prior to the effective time of the merger was an officer or director of Enzymotec or of its subsidiaries.

In addition, under the merger agreement, Frutarom has agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, directors’ and officers’ liability insurance policies (the “D&O insurance policies”) covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable to the directors and officers than those of Enzymotec’s current D&O insurance policies. Alternatively, Enzymotec may purchase such a seven-year run-off or “tail” endorsement to the current D&O insurance policies prior to the effective time of the merger.

Frutarom or the surviving company (as the case may be) will not be required to pay any premium for such policy or “tail endorsement” in excess of 300% of the current aggregate annual premium for these policies. In case such policy or policies cannot be obtained for such amount, Frutarom or the surviving company will only be required to purchase the greatest amount of coverage available for such amount.

In order to secure our directors’ and officers’ entitlement to insurance, we intend to purchase a seven-year run-off or “tail” policy in respect of our directors’ and officers’ liability insurance policy in accordance with the terms of the merger agreement. In accordance with Enzymotec’s 2014 Compensation Policy, which allows us to purchase run-off insurance, each of our compensation committee and our board of directors has approved our obtaining the subject run-off or “tail” policy, subject to consummation of the merger.

No Appraisal Rights

Under Israeli law, holders of ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Effects of the Merger on Our Ordinary Shares

At the effective time of the merger, by virtue of the merger and without any action on the part of Enzymotec, Frutarom, Merger Sub or the holders of any of the ordinary shares, each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of Enzymotec, reserved for future grants under the Company share plans or owned by Frutarom or any direct or indirect wholly-owned subsidiary of Enzymotec or of Frutarom (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $11.90 in cash, without interest and less applicable withholding taxes.

At the effective time of the merger, current Enzymotec shareholders will cease to have ownership interests in Enzymotec or rights as Enzymotec shareholders. Therefore, such current shareholders of Enzymotec will not participate in any future earnings or growth of Enzymotec and will not benefit from any appreciation in value of Enzymotec.

Effects of the Merger on Company Share Plans and Warrants

As of the effective time of the merger, the Company share plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Enzymotec or its subsidiaries will be canceled.

At the effective time of the merger, each outstanding option to purchase ordinary shares, the outstanding warrant to purchase ordinary shares and each outstanding restricted stock unit, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	with respect to the vested portion of each option and the vested portion of each restricted stock unit, and with respect to such warrant, an amount in cash equal to the product of (a) (i) with respect to each such option and the warrant, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or the warrant or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested portion of such option, the vested portion of such restricted stock unit, or the warrant, as applicable; and

•	with respect to the unvested portion of each option and the unvested portion of each restricted stock unit (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger), in each case that is scheduled to vest by its terms on a regular vesting date occurring after the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to “double trigger” vesting, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the closing date of the merger under, and solely to the extent required by, the terms of such option or restricted stock unit as in effect on the date of the merger agreement) (any such date or event, an “option/RSU vesting date”), and provided that the holder of such unvested portion is still employed by us or Frutarom on such option/RSU vesting date, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such vesting date.

Delisting and Deregistration of Enzymotec’s Ordinary Shares

If the merger is completed, our ordinary shares will be delisted from and will no longer be traded on the NASDAQ Global Select Market and will be deregistered under the Exchange Act. As such, we would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration

After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of ordinary shares of Enzymotec that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions. If your ordinary shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of the “street name” shares and receive cash for those shares. YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.

For further information, see “—The Merger Agreement—Payment Procedures” beginning on page 54 of this proxy statement.

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the merger consideration being made in connection with the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger consideration and the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the merger.

Material U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to Enzymotec shareholders who hold their Enzymotec ordinary shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the merger or that such a position would not be sustained. No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, insurance companies, dealers or traders in securities or commodities or currencies, traders that have elected to mark-to-market treatment, tax-exempt entities or organizations (including an “individual retirement account” or a “Roth IRA” as defined in Section 408 or 408A of the Code), S corporations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. holders who within the five year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of Enzymotec, persons who own Enzymotec ordinary shares through a partnership or other pass-through entity, persons that hold Enzymotec ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Enzymotec ordinary shares upon the exercise of options, warrants or otherwise as consideration for services performed, holders that acquire ordinary shares as a result of holding or owning our preferred shares, or U.S. holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Enzymotec ordinary shares. In addition, this summary does not discuss any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of Enzymotec ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if a valid election is in effect under applicable U.S. Treasury regulations to treat-the trust as a domestic trust.

As used herein, the term “non-U.S. holder” means a beneficial owner of our ordinary shares that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Enzymotec ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Enzymotec ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the merger.

ENZYMOTEC SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

ENZYMOTEC SHAREHOLDERS WHO ARE NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Sale of Enzymotec ordinary shares

The receipt by a U.S. holder of cash in exchange for Enzymotec ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the potential status of Enzymotec as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and its aggregate adjusted tax basis in the Enzymotec ordinary shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Enzymotec ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger. A U.S. holder’s adjusted tax basis in its Enzymotec ordinary shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. holder should be long-term capital gain or loss if the Enzymotec ordinary shares surrendered were held for more than one year as of the effective date of the merger and should be short-term capital gain or loss if the Enzymotec ordinary shares surrendered were held for one year or less as of the effective date of the merger. In the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to a maximum U.S. federal income tax rate of 20%. Certain limitations apply to the use of capital losses.

Generally, gain from the sale of shares will be U.S.-sourced passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty (as defined below) in connection with such rules.

Subject to the discussion below under “—Backup Withholding” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or
•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company

Based on certain estimates of Enzymotec’s gross income and gross assets and the nature of Enzymotec’s business, Enzymotec believes, and this discussion assumes, that Enzymotec was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2016, and furthermore does not expect to be classified, and you should assume that Enzymotec will not be classified, as a PFIC for its taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, Enzymotec’s status as a PFIC will depend on Enzymotec’s income, assets and activities in those years, and there can be no assurance that Enzymotec will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either

•	at least 75% of its gross income is “passive income,” or
•	at least 50% of its average percentage of assets (which may be determined in part by the market value of the Enzymotec ordinary shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the Enzymotec ordinary shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If Enzymotec is classified as a PFIC in any year with respect to which a U.S. holder owns Enzymotec ordinary shares, the Enzymotec ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the Enzymotec ordinary shares, regardless of whether Enzymotec continues to meet the tests described above (including if Enzymotec is not classified as a PFIC for the taxable year in which the merger occurs). A U.S. holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. holder may be mitigated if such U.S. holder makes a valid, timely mark-to-market election under Section 1296 of the Code (a “mark-to-market election”) with respect to such Enzymotec ordinary shares for the taxable year in which such U.S. holder’s holding period begins. A U.S. holder’s mark-to-market election will apply to all subsequent taxable years, unless Enzymotec ordinary shares cease to be “marketable stock” or the IRS consents to the revocation of the election. U.S. holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.

If you are a U.S. holder, then unless you have made the mark-to-market election described below, any gain realized in connection with the merger generally will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Enzymotec became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders. Gain on the sale or disposition of Enzymotec ordinary shares that are sold or disposed of during the taxable year of the U.S. holder in which the U.S. holder’s holding period for such Enzymotec ordinary shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).

If a U.S. holder has made a valid, timely mark-to-market election with respect to its Enzymotec ordinary shares, any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s Enzymotec ordinary shares in connection with the merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if the Enzymotec ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in its Enzymotec ordinary shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.

Enzymotec does not intend to provide the information necessary for U.S. holders to make qualified electing fund elections under Section 1295 of the Code if it is classified as a PFIC. If Enzymotec is determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to gains deemed to be realized by U.S. holders in respect of any of Enzymotec’s subsidiaries that also may be determined to be PFICs.

U.S. holders should consult their tax advisors regarding whether Enzymotec is a PFIC, whether an election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their Enzymotec ordinary shares pursuant to the merger. Special rules apply and certain elections are available for certain U.S. holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC. U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the merger.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Backup Withholding

Subject to the discussion above under “— Passive Foreign Investment Company,” if you are a U.S. holder, the payment of cash pursuant to the merger in exchange for the Enzymotec ordinary shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 28%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ENZYMOTEC SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. ENZYMOTEC SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Enzymotec ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the merger to Enzymotec shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares of an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.

Under the Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of Enzymotec ordinary shares in the merger is 25% for Israeli individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “significant shareholder” (as defined in the Ordinance) at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Enzymotec, the tax rate will be 30%. Real capital gains derived by companies are generally taxed at a corporate tax rate (the corporate tax rate in Israel in 2017 is 24% and it is scheduled to be reduced to 23% as of 2018. The foregoing tax rates for individuals will not apply to dealers in securities.

Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty” or “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. holder to which the Treaty applies (a “U.S. Treaty resident”) who holds the ordinary shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty resident has held, directly or indirectly, shares representing 10% or more of the voting power in Enzymotec during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty resident in Israel. Other tax treaties to which the State of Israel is a party may be applicable to non-Israeli resident shareholders that are not U.S. holders.

In addition, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Select Market. However, Enzymotec shareholders who acquired their shares prior to Enzymotec’s initial public offering in 2013 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Enzymotec ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

Frutarom and Enzymotec have agreed to request certain pre-rulings from the Israeli Tax Authority (the “ITA”), as follows:

•	The first request will address the (where required) requisite holding period of cash consideration with the option plans’ trustee in order to preserve preferential tax treatment under Section 102 of the Ordinance.
•	The second request will ask that the ITA either exempts Frutarom from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger. In addition, the request will ask that non-Israeli shareholders that purchased their ordinary shares on or after September 27, 2013 (the date on which Enzymotec listed its shares on the NASDAQ Global Select Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the ordinary shares were purchased. We believe that the ITA will probably limit the entitlement of registered shareholders for an exemption based on a declaration to a certain amount of consideration. We cannot assure you that our requests will be accepted. Pursuant to the merger agreement, the paying agent and Frutarom are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance, subject to providing the paying agent or Frutarom a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Regulatory Matters

At any time before or after this merger is completed, any private parties (including individual states) may bring legal actions under the antitrust laws. Enzymotec does not believe that the closing of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Israel Innovation Authority.  Frutarom and Enzymotec have agreed to provide the required notice to the National Authority for Technological Innovation of the Ministry of Economy and Industry of the State of Israel, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry of the State of Israel, regarding the change in ownership of Enzymotec effected as a result of the merger. Enzymotec submitted such notice on November 5, 2017.

Israel Investment Center.  Frutarom and Enzymotec have agreed to submit an application for the required approval of the Israel Investment Center of the Ministry of Economy and Industry of the State of Israel in connection with the change in ownership of Enzymotec effected as a result of the merger. Enzymotec submitted such application on November 5, 2017.

Israel Land Authority.  Frutarom and Enzymotec have agreed to submit an application for the required approval of the Israel Land Authority in connection with the change in ownership of Enzymotec effected as a result of the merger. Enzymotec submitted such application on November 13, 2017.

Israeli Companies’ Registrar.  Each merging company is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling a shareholder meeting to approve the merger. Enzymotec and Merger Sub have filed the required merger proposal with the Israeli Companies’ Registrar on November 5, 2017.

After the shareholders’ vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders.

Assuming that the shareholders of Enzymotec and Merger Sub approve the merger proposal (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the meeting and at least 50 days have passed from the date of the filing of the merger proposal with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by Enzymotec and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.

Israeli Tax Rulings.  Frutarom and Enzymotec have agreed to request certain rulings from the Israeli Tax Authority. See “— Material Israeli Tax Consequences.”

Notice to Creditors.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each merging company, if applicable, within three days after the merger proposal was filed with the Israeli Companies’ Registrar. Unsecured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies’ Registrar. A merging company that has “substantial creditors” (as defined in the regulations promulgated under the Companies Law), outside of Israel or whose shares are listed for trading on an exchange outside of Israel, such as Enzymotec, must also publish a notice in a daily newspaper in the state where the majority of the substantial creditors reside or where the ordinary shares are listed, within three Israeli business days after the merger proposal was filed with the Israeli Companies’ Registrar. Each merging company must also give notice to its “substantial creditors” (as defined in the regulations promulgated under the Companies Law), if applicable, within four Israeli business days from the date of submitting the merger proposal with the Israeli Companies’ Registrar. Enzymotec and Merger Sub have complied with such notification requirements, to the extent applicable to them, including notifications to the Israeli Companies’ Registrar.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the merger agreement. This section describes material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described under “Where You Can Find More Information” beginning on page 85 of this proxy statement.

Explanatory Note Regarding the Merger Agreement

The merger agreement has been provided solely to inform you of its terms. The rights and obligations of Enzymotec, Frutarom and Merger Sub are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement. The merger agreement contains customary representations and warranties that Enzymotec, Frutarom and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among Enzymotec, Frutarom and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the merger agreement agreed to by Enzymotec, Frutarom and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Enzymotec, Frutarom and Merger Sub rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Enzymotec, Frutarom and Merger Sub or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the merger agreement or any description of the merger agreement as characterizations of the actual state of facts or conditions of Enzymotec, Frutarom, Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub, a wholly-owned subsidiary of Frutarom, will be merged with and into Enzymotec and, as a result of the merger, the separate corporate existence of Merger Sub will cease and Enzymotec will continue as the surviving company and will (a) become a wholly-owned subsidiary of Frutarom, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and Enzymotec in accordance with the Companies Law. The merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting in person or by proxy at a meeting of Enzymotec’s shareholders, excluding any abstentions and broker non-votes. Of the foregoing majority (excluding any abstentions and broker non-votes), at least half of the ordinary shares not held by Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing, must be cast in favor of the merger.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by Enzymotec and Frutarom or unless the merger agreement is terminated in accordance with its provisions, the closing of the merger will take place not later than the second business day after the satisfaction or waiver of all of the conditions precedent set forth in the merger agreement and described under “— Conditions to the Merger” beginning on page 72 of this proxy statement

(other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The merger will become effective upon the issuance by the Israeli Companies’ Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law.

Articles of Association; Directors and Officers

At the effective time of the merger, the articles of association of Enzymotec, as in effect immediately prior to the effective time of the merger, will be the articles of association of the surviving company, until thereafter amended as provided therein or by applicable law. From and after the effective time of the merger, the parties will take all actions necessary so that the directors of Merger Sub immediately prior to the effective time of the merger will be the directors of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company. From and after the effective time of the merger, the officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company.

The Merger Consideration and the Conversion of Share Capital

At the effective time of the merger, by virtue of the merger and without any action on the part of Enzymotec, Frutarom, Merger Sub or the holders of any of the ordinary shares, each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of Enzymotec, reserved for future grants under the Company share plans or owned by Frutarom or any direct or indirect wholly-owned subsidiary of Enzymotec or of Frutarom (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $11.90 in cash, without interest and less applicable withholding taxes.

At the effective time of the merger, each outstanding option to purchase ordinary shares, the outstanding warrant to purchase ordinary shares and each outstanding restricted stock unit, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	with respect to the portion of each option and each restricted stock unit that is vested in accordance with its terms at or prior to the closing of the merger (the “vested option portion” and “vested RSU portion,” respectively), and with respect to such warrant, an amount in cash equal to the product of (a) (i) with respect to each such option and warrant, the excess, if any, of the merger consideration over the applicable exercise price per ordinary share subject to such vested portion of such option or the warrant or (ii) with respect to each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares subject to the vested portion of such option, the vested portion of such restricted stock unit, or the warrant, as applicable, which product, with respect to the vested portion of options and the vested portion of restricted stock units, we refer to in this proxy statement as the “closing option consideration” and the “closing RSUs consideration,” respectively; and
•	with respect to the portion of each option and each restricted stock unit that is unvested as of the effective time (excluding any restricted stock unit for which the applicable performance-vesting condition has not been achieved prior to the closing of the merger) and that is scheduled to vest on a regular vesting date occurring after the date of the closing of the merger and on or before January 1, 2019 (or, in the case of certain options and restricted stock units subject to double trigger vesting provisions and identified by Enzymotec pursuant to the merger agreement, on a regular vesting date or a “double trigger” vesting event, in either case, occurring following the effective time under, and solely to the extent required by, the terms of such option and restricted stock unit as in effect on the date of the merger agreement), if the holder thereof remains employed on the applicable vesting date by Enzymotec, Frutarom or their respective subsidiaries, which portions we refer to in this proxy statement as the “unvested option portion” and “unvested RSU portion,” respectively, an amount in cash equal to the product of (a) (i) with respect to each such option, the excess, if any, of the merger consideration over the exercise price per ordinary share subject to such unvested portion or (ii) with respect each such restricted stock unit, the merger consideration and (b) the total number of ordinary shares underlying such unvested portion that would have vested on such vesting date, which product, with respect to the unvested portion of options and unvested portion of restricted stock units, we refer to in this proxy statement as the “subsequent option consideration” and the “subsequent RSU consideration,” respectively.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company of the merger.

Payment Procedures

Prior to the effective time of the merger, but in no event later than three business days prior to the closing date, Frutarom will enter into and deliver to Enzymotec an agreement with the paying agent in a customary form reasonably satisfactory to Enzymotec, and, at the request of Enzymotec, engage an information agent reasonably acceptable to Enzymotec and Frutarom to assist, among other things, in obtaining any requisite residency certificate and/or other declaration for Israeli tax withholding purposes.

On the closing date, Frutarom must deposit, or cause to be deposited, with the paying agent, for payment to the holders of ordinary shares (excluding ordinary shares issued upon previous exercise or settlement of 102 options (defined below) and 102 RSU (defined below) (such ordinary shares shall be referred to as “102 shares”)) an amount in cash equal to the aggregate merger consideration which such holders of ordinary shares are entitled to receive pursuant to the merger agreement.

Promptly following the effective time of the merger, Frutarom and the surviving company will cause the paying agent to mail to each holder of record of ordinary shares (whether certificated or uncertificated) whose shares were converted into the right to receive the merger consideration, other than 102 shares, (a) a letter of transmittal, (b) a declaration in which the beneficial owner of ordinary shares provides certain information for Frutarom to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code, or any applicable provision of state, local, Israeli or foreign law, and/or (c) instructions for surrendering the certificates or uncertificated ordinary shares in exchange for the merger consideration. Upon surrender of certificates representing outstanding ordinary shares (or affidavit of loss in lieu thereof) for cancellation to the paying agent, together with the letter of transmittal and the declaration for tax withholding purposes and/or a valid tax certificate, the holder of such certificates will be entitled to receive an amount in cash equal to the merger consideration. Upon receipt of an “agent’s message” by the paying agent in the case of a book-entry transfer of uncertificated ordinary shares, together with the declaration for tax withholding purposes and/or a valid tax certificate, the holder of such uncertificated ordinary shares will be entitled to receive an amount in cash equal to the merger consideration. Upon payment of the merger consideration, each certificate or uncertificated ordinary share surrendered will be cancelled. Payments and deliveries of the merger consideration will be made in U.S. dollars by check or wire transfer of immediately available funds as promptly as practicable after receipt by the paying agent of the certificated or uncertificated ordinary shares.

Immediately after the effective time of the merger, Frutarom must transfer (a) (i) the aggregate closing option consideration with respect to each vested option portion of options granted under Section 102 of the Ordinance (the “102 options”), (ii) the aggregate closing RSUs consideration with respect to each vested RSU portion of restricted stock units granted under Section 102 of the Ordinance (the “102 RSUs”), and (iii) the aggregate merger consideration with respect to 102 shares, to the 102 trustee, on behalf of the holders of 102 options, 102 RSUs and 102 shares, as the case may be, and (b) promptly following each option/RSU vesting date, (i) the aggregate subsequent option consideration payable as of such vesting date with respect to unvested option portions that are 102 options and (ii) the aggregate subsequent RSU consideration payable as of such vesting date with respect to unvested RSU portions that are 102 RSUs, to the 102 trustee, on behalf of the holders of 102 options and 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the options tax ruling, if obtained or, if such transfer timing is not permitted by the options tax ruling, if obtained, Frutarom must transfer such amounts to the 102 trustee immediately after the effective time. Such amounts must be held in trust by the 102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the options tax ruling, if obtained, and must be released by the 102 trustee to the beneficial holders of 102 options, 102 RSUs and 102 shares, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the options tax ruling, if obtained.

Immediately after the effective time of the merger, Frutarom must promptly deposit the aggregate closing option consideration and closing RSUs consideration with respect to the vested option portions and the vested RSU portions (other than 102 options and 102 RSUs) with Enzymotec or, if applicable, its relevant engaging subsidiary of Enzymotec, at one or more accounts designated by Enzymotec prior to the closing of the merger for the benefit of the holders of the vested option portions and the vested RSU portions (other than 102 options and 102 RSUs), which amounts must be paid by Enzymotec or, if applicable, the relevant engaging subsidiary of Enzymotec, to the respective holders thereof through Enzymotec’s or, if applicable, the relevant engaging subsidiary of Enzymotec’s payroll system, subject to applicable withholdings, as promptly as practicable after the effective time.

Payment of the merger consideration in respect of ordinary shares may be made to a person other than the person in whose name the certificates representing the ordinary shares of ordinary share or uncertificated ordinary shares so surrendered are registered in the stock transfer books or ledger of Enzymotec only if the certificate representing such ordinary shares or uncertificated ordinary shares is properly endorsed and otherwise in proper form for surrender and transfer and the person requesting such payment pays any transfer or other taxes to be paid by reason of the payment of the applicable merger consideration or establishes to the satisfaction of Frutarom that such taxes have been paid or are otherwise not payable.

If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the merger, such cash will be delivered to Frutarom upon demand, and any holders of ordinary shares that were issued and outstanding immediately prior to the merger who have not previously complied with the exchange procedures in the merger agreement may thereafter look only to Frutarom for payment (which will not include interest) of any such holder’s claim for the merger consideration.

None of the paying agent, Frutarom, Merger Sub, the surviving company or any other party will be liable to a holder of ordinary shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificate representing ordinary shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and a reasonable and customary agreement by such holder to indemnify Frutarom from and against any losses in connection therewith, but without requirement to post any guarantee or bond, the paying agent will issue, in exchange for such lost, stolen or destroyed certificate, the aggregate merger consideration to be paid in respect of the ordinary shares represented by such certificate.

No interest will accumulate on any amount payable in respect of any ordinary shares, warrants, options or restricted stock units in connection with the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Enzymotec to Frutarom and Merger Sub that are subject to specified exceptions and qualifications contained in the merger agreement and the confidential disclosure letter that Enzymotec delivered to Frutarom concurrently with the execution of the merger agreement. The statements set forth in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Enzymotec in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings Enzymotec publicly files with the SEC.

In the merger agreement, Enzymotec made representations and warranties to Frutarom and Merger Sub with respect to, among other things:

•	corporate matters of Enzymotec and its subsidiaries, such as organization and good standing;
•	corporate power and authority to execute and deliver the merger agreement, to perform its obligations under the merger agreement, and to consummate the transactions contemplated thereby (subject to obtaining the approval of the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any (a) abstentions and broker non-votes and (b) ordinary shares held by Merger Sub, Frutarom or any person or entity holding, directly or indirectly, at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing));
•	resolutions of Enzymotec’s board of directors (a) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Enzymotec and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Enzymotec to its creditors as a result of the merger, (b) approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (c) determining to recommend that Enzymotec shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement;
•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws or creation of any liens (other than certain permitted liens), in each case, arising out of the execution and delivery by Enzymotec of the merger agreement and the performance by Enzymotec of its obligations under the merger agreement;
•	required regulatory filings, consents and approvals in connection with the execution and delivery by Enzymotec of the merger agreement and the performance by Enzymotec of its obligations under the merger agreement;
•	Enzymotec’s capitalization, including the number of ordinary shares and other equity interests issued and outstanding;
•	absence of preemptive rights with respect to the outstanding ordinary shares of Enzymotec;
•	ownership of, and other matters related to, Enzymotec’s subsidiaries;
•	Enzymotec’s SEC filings, including the financial statements contained therein, and compliance with securities and other laws, including the Sarbanes-Oxley Act of 2002;
•	absence of undisclosed liabilities;
•	the conduct of the business of Enzymotec and its subsidiaries and the absence of a change that has had or would reasonably expected to have, individually or in the aggregate, a material adverse effect on Enzymotec since December 31, 2016;
•	material contracts of Enzymotec and its subsidiaries and absence of breaches of such contracts;
•	real property;
•	personal property and assets;
•	intellectual property matters;
•	tax matters;
•	employee benefit matters;
•	labor and employment matters;
•	compliance with laws and permits;

•	environmental matters;
•	litigation matters;
•	regulatory matters, including compliance with certain laws and regulations;
•	insurance matters;
•	brokerage, finder’s or similar fees and commissions;
•	receipt by Enzymotec’s board of directors of an opinion from Rothschild, its financial advisor;
•	inapplicability of anti-takeover statutes;
•	accuracy of this proxy statement;
•	Enzymotec’s transaction expenses;
•	product liability matters; and
•	related party transactions.

Many of the representations and warranties in the merger agreement made by Enzymotec are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” means, with respect to Enzymotec, any change, effect, event, fact, condition, occurrence or development that, individually or in the aggregate, has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Enzymotec and its subsidiaries, taken as a whole. However, no change, effect, event, fact, condition, occurrence or development resulting from or arising out of the following will be deemed to be or, or will be taken into account in determining whether there is a “material adverse effect” with respect to Enzymotec:

•	general economic or business conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world or conditions in the global economy generally;
•	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (a) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a person’s results of operations) and (b) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;
•	conditions (or changes in such conditions) in the industries in which Enzymotec and its subsidiaries conduct business;
•	political conditions (or changes in such conditions) in Israel, the United states or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;
•	changes in applicable law or other legal or regulatory conditions (or the interpretation thereof) or changes in U.S. GAAP or other accounting standards (or the authoritative interpretation thereof);
•	any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;
•	the public announcement of the merger agreement or the pendency or consummation of the transactions contemplated by the merger agreement, including the identity of Frutarom, and/or any public communication by Frutarom or Merger Sub of their plans or intentions with respect to any of the businesses of Enzymotec or its subsidiaries, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees or business partners (provided that this bullet point does not apply to the representations or warranties related to non-contravention and required governmental approvals to the extent such representations or warranties address the consequences resulting from the merger agreement or the consummation of the transactions contemplated thereby);
•	any action by Frutarom or Merger Sub in breach of the merger agreement;
•	any action or omission by Enzymotec or its subsidiaries expressly required pursuant to the terms of the merger agreement, or taken at the written request of, or with the written consent of, Frutarom or any of its subsidiaries;
•	changes in Enzymotec’s share price or the trading volume of Enzymotec’s shares, in and of itself, or any failure by Enzymotec to meet any analyst estimates or expectations of Enzymotec’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Enzymotec to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such cause is otherwise excepted by this definition);
•	any legal proceedings brought or threatened by any of the current or former holders of the ordinary shares of Enzymotec (on their own behalf or on behalf of Enzymotec) relating to the merger agreement or any of the transactions contemplated thereby, including the merger; and
•	certain matters set forth in the confidential disclosure letter that Enzymotec delivered to Frutarom concurrently with the execution of the merger agreement;

except if any changes, effects, events, facts, conditions, occurrences or developments described in bullet points one, two, three, four, five and/or six above disproportionately affect, directly or indirectly, Enzymotec and its subsidiaries as compared to other companies operating in the same industries in which Enzymotec or its subsidiaries operate (in which case, only the extent of such disproportionate effects (if any) will be taken into account when determining a “material adverse effect” with respect to Enzymotec).

In the merger agreement, Frutarom and Merger Sub made customary representations and warranties to Enzymotec with respect to, among other things:

•	corporate matters of Frutarom and Merger Sub, such as organization and good standing;
•	corporate power and authority to execute and deliver the merger agreement, to perform their obligations under the merger agreement, and to consummate the transactions contemplated thereby;
•	approval of the merger, the merger agreement and the transactions contemplated by the merger agreement by the board of directors of Merger Sub;
•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Frutarom and Merger Sub of the merger agreement and the performance by Frutarom and Merger Sub of their obligations under the merger agreement;
•	required regulatory filings, consents and approvals in connection with the execution and delivery by Frutarom and Merger Sub of the merger agreement and the performance by Frutarom and Merger Sub of their obligations under the merger agreement;
•	litigation matters;
•	accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;
•	ownership of Enzymotec’s ordinary shares by Frutarom and its subsidiaries;
•	brokerage, finder’s or similar fees and commissions;
•	operations of Merger Sub;

•	no shareholders or management arrangements subject to certain exceptions; and
•	availability of sufficient funds to pay the aggregate merger consideration and to perform the other obligations of Frutarom and Merger Sub contemplated by the merger agreement.

Some of the representations and warranties in the merger agreement made by Frutarom and Merger Sub are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” means, with respect to Frutarom and Merger Sub, any change, effect, event, fact, condition, occurrence or development that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair Frutarom’s or Merger Sub’s ability to consummate the merger and the other transactions contemplated by the merger agreement.

The representations and warranties of Enzymotec, Frutarom and Merger Sub contained in the merger agreement will not survive the effective time of the merger.

Covenants Regarding Conduct of Business by Enzymotec Pending the Merger

The merger agreement contains certain covenants restricting the conduct of business by Enzymotec between the date of the merger agreement and the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger. In general, Enzymotec has agreed that, unless Frutarom gives its written approval in advance (which approval may not be unreasonably withheld, conditioned or delayed) or except as expressly required or permitted in the merger agreement, or as required by applicable law (including any requirement of the SEC), or as disclosed in the confidential disclosure letter that Enzymotec delivered to Frutarom concurrently with the execution of the merger agreement, each of Enzymotec and its subsidiaries must carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects, and, to the extent consistent with past practice, must use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of Enzymotec and its subsidiaries with persons whom Enzymotec and its subsidiaries have significant business relations in all material respects and keep available the services of the present key employees in all material respects.

Enzymotec has further agreed that, except as expressly required by the merger agreement, as required by applicable law (including any requirement of the SEC), or as disclosed in the confidential disclosure letter that Enzymotec delivered to Frutarom concurrently with the execution of the merger agreement, or as approved in writing in advance by Frutarom (which approval may not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger, Enzymotec will not, and will not permit its subsidiaries to take any of the following actions (subject to certain exceptions specified in the merger agreement), in each case directly or indirectly:

•	amend the articles of association of Enzymotec or any other governing or organizational documents of Enzymotec or its subsidiaries, or enter into any agreement with respect to voting or registration of its capital stock or other equity interests;
•	issue, sell, or deliver any equity securities of Enzymotec or its subsidiaries, except for the issuance of ordinary shares upon exercise or settlement of outstanding options and restricted stock units in accordance with their terms as in effect on the date of the merger agreement;
•	directly or indirectly, repurchase, redeem or otherwise acquire any equity securities of Enzymotec or its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options and restricted stock units in accordance with their terms as in effect on the date of the merger agreement;
•	split, combine, subdivide or reclassify any share capital of Enzymotec and its subsidiaries;
•	declare, set aside or pay any dividend or other distribution in respect of the share capital of Enzymotec or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by Enzymotec’s wholly-owned subsidiaries to Enzymotec;

•	complete or partially liquidate Enzymotec or any of its subsidiaries or adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization with respect to Enzymotec or any of its subsidiaries, or merge or consolidate with any person;
•	incur, assume or guarantee any indebtedness, or issue any debt securities, except for (a) indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $250,000 and (b) loans, advances or guarantees between Enzymotec and its wholly-owned subsidiaries;
•	make any loans, advances or capital contributions to or investments in any other person (other than to Enzymotec’s wholly-owned subsidiaries), except for business expense advances to Enzymotec’s directors or employees in the ordinary course of business consistent with past practice;
•	mortgage or pledge any of Enzymotec’s assets, tangible or intangible or create any lien thereupon, except for liens permitted under the merger agreement;
•	except as required by applicable law or any employee plan or contract in effect at the date of the merger agreement, (a) enter into, adopt, amend in any respect or terminate any employee benefit agreement, arrangement or plan, except for, in the event of termination of an employee pursuant to clause (d) of this bullet point, termination of such employee’s employment agreement and removal of such employee from benefit plans in connection therewith, (b) increase the compensation or pay any bonus or special remuneration to any director, officer or employee, or pay any payment or benefit not required by any employee plan as in effect as of the date of the merger agreement, (c) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any employee plan, to the extent not already provided in such employee plan, (d) terminate the employment of any employee of Enzymotec or any of its subsidiaries, except that employees may be terminated in the ordinary course of business consistent with past practice or (e) hire any individual as an employee of Enzymotec or any of its subsidiaries, except that employees (other than officers or members of management) may be hired in the ordinary course of business consistent with past practice and on terms consistent with the terms of similarly situated employees after prior consultation with Frutarom, provided certain conditions are met;
•	make any material change in any of the accounting principles or practices, except for as may be required by a change in applicable law or in U.S. GAAP;
•	make or agree to make any new capital expenditure or other expenditures with respect to property, plant or equipment, except for capital expenditures in the ordinary course of business consistent with past practice to the extent included in (and in accordance with) Enzymotec’s annual expense budget provided to Frutarom prior to the date of the merger agreement, which budget will remain in effect until the closing of the merger;
•	acquire or agree to acquire, or invest in, any business (or portion thereof) or other entity or any equity interest therein or other assets or rights for consideration (or any other form of payment) in excess of $100,000 in the aggregate, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other immaterial assets to extent otherwise expressly pursuant to contracts in effect as of the date of the merger agreement and made available to Frutarom prior to such date;
•	other than sales of inventory in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of Enzymotec or its subsidiaries, which are either material to Enzymotec and its subsidiaries, taken as a whole, or for consideration in excess of $100,000 in the aggregate;
•	sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any intellectual property right owned by Enzymotec or right under any intellectual property right licensed by Enzymotec;

•	settle any legal proceedings, other than the settlement of any legal proceedings (but not criminal or regulatory proceedings) in the ordinary course of business, consistent with past practice, that solely require payments by Enzymotec in an amount not to exceed, individually or in the aggregate, $150,000, and does not involve any admission of wrongdoing or injunctive or other equitable relief;
•	other than in the ordinary course of business, consistent with past practice with respect to certain material contracts, or in the ordinary course of business consistent with past practice with respect to contracts which would be certain material contracts, (a) enter into any new contract (including by amendment of any contract such that such contract becomes a material contract) that would have been a material contract if it were entered into prior to the date of the merger agreement, (b) terminate any material contract, (c) amend or modify in any material respect any material contract, or (d) waive, release or assign any material rights, claims or benefits of Enzymotec or its subsidiaries under any material contract;
•	make or change any material tax election, or adopt or change any material accounting method in respect of taxes, or settle or finally resolve any tax contest with respect to a material amount of tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;
•	form or join any joint venture or similar arrangement; or
•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Enzymotec Shareholders’ Meeting

Enzymotec has agreed to, as soon as reasonably practicable following the date of the merger agreement but in no event later than the fifth business day after the date of the merger agreement, (a) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with the provisions of the merger agreement, convene an annual and special meeting of its shareholders for the purpose of (i) obtaining the approval of the merger by the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any abstentions or broker non-votes); provided that the foregoing majority of ordinary shares voting in favor of the merger (excluding abstentions and broker non-votes) includes at least half of the ordinary shares voted by shareholders that are not Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing, (ii) subject to receipt of approval of the merger from shareholders, obtaining the election of the Frutarom nominees plus one Enzymotec nominee to Enzymotec’s board of directors, and (iii) approving the appointment of the Enzymotec auditors pursuant to the Companies Law, and (b) publish the notice of such special meeting. The notice of such special meeting was published on November 2, 2017 and the record date was November 13, 2017.

Submission of Frutarom nominees for election at the annual and special meeting of Enzymotec shareholders, will also be deemed to constitute a request to such effect under Section 66(b) of the Companies Law and is agreed and acknowledged by Enzymotec to be compliant with such Section 66(b) and Enzymotec’s organization documents, and Enzymotec waives any non-compliance with any of the foregoing.

Enzymotec has agreed to, as soon as reasonably practicable following the execution of the merger agreement but in no event later than the fifteenth business day after the date of the merger agreement, furnish to the SEC on Form 6-K a proxy statement for the meeting of Enzymotec shareholders and cause the proxy statement to be mailed to Enzymotec shareholders.

Enzymotec agreed to include in the proxy statement the Frutarom nominees and the Enzymotec nominee (for purposes of being elected to Enzymotec’s board of directions), and, subject to applicable law, no other director nominees. Enzymotec agreed to expand the size of its board of directors to allow the Frutarom nominees and the Enzymotec nominees to be elected to the board of directors of Enzymotec together. Enzymotec agreed not to include in the proxy statement any information with respect to Frutarom or its affiliates unless the form and content thereof is consented to in writing by Frutarom prior to such inclusion, such consent not to be unreasonably delayed or withheld, and Frutarom agreed to provide any such information (including information about the Frutarom nominees) required to be so included under applicable law (including the Companies Law) and NASDAQ regulations.

Unless Enzymotec’s board of directors has effected a company board recommendation change (as defined under “—Enzymotec’s Board of Directors Recommendation Change” beginning on page 65 of this proxy statement), Enzymotec and its outside counsel will, to the extent practicable and not prohibited under applicable law, and except as otherwise requested or required by the SEC, permit Frutarom and its outside counsel to participate in all communications, if any, with the SEC or NASDAQ (or any other regulatory authority), or their respective staff, as applicable (including all meetings and telephone conferences) relating to the merger agreement or any of the transactions contemplated by the merger agreement.

Unless Enzymotec’s board of directors has effected a company board recommendation change, Enzymotec will include the recommendation of Enzymotec’s board of directors that the holders of ordinary shares approve the merger agreement and the merger and a copy of the fairness opinion in the proxy statement, except as otherwise provided in the covenants relating to the non-solicitation of alternative proposals contained in the merger agreement (see “—Enzymotec’s Board of Directors Recommendation Change” beginning on page 65 of this proxy statement). Unless Enzymotec’s board of directors (or a committee thereof) has effected a company board recommendation change, (a) Enzymotec has agreed to, through Enzymotec’s board of directors, use reasonable best efforts to solicit approval from Enzymotec shareholders of (i) the merger agreement and the merger, and (ii) election of the Frutarom nominees to the board of directors of Enzymotec, and (b) Enzymotec has agreed to recommend for the election Frutarom nominees and such recommendation is required to be included in the proxy statement.

Following the election or appointment of the Frutarom nominees to the board of directors of Enzymotec, and until the effective time of the merger, without limitation of any requirement under applicable law, the Frutarom nominees will be prohibited from attending the parts of meetings of Enzymotec’s board of directors at which the merger agreement, the merger and the other transactions contemplated by the merger agreement are or are to be discussed (but must be permitted to attend parts of the meeting at which other matters are or are to be discussed) or from receiving any materials to the extent pertaining to the merger agreement, the merger and the other transactions contemplated by the merger agreement, and the Frutarom nominees will recuse themselves from voting on any action by Enzymotec’s board of directors solely with respect to such matters. Notwithstanding the foregoing, this will not apply to any directors of Enzymotec that have been nominated by Frutarom or its affiliates other than through the provisions of the merger agreement.

Prior to the date of the merger agreement, Frutarom designated Amos Anatot, Alon Shmuel Granot and Ari Rosenthal as the director nominees to be included in this proxy statement (each, a “Frutarom nominee”). On or prior to the date of the merger agreement, each Frutarom nominee provided (a) a duly completed Israeli law certification and directors and officers questionnaire in the forms previously provided by Enzymotec to Frutarom as well as a professional curriculum vitae, and (b) an irrevocable letter of resignation and undertaking, pursuant to which such person (i) resigns from Enzymotec’s board of directors effective automatically upon the occurrence of both (I) the beneficial ownership of Frutarom and its subsidiaries in the ordinary shares falling below 10% of the then-outstanding ordinary shares (disregarding, for the purpose of such calculation, dilution resulting from issuances of the ordinary shares after the date of the merger agreement) and (II) the written request of the board of directors of Enzymotec (excluding the Frutarom nominees or their successors or alternates) and (ii) agrees not to participate in the applicable parts of any meeting of Enzymotec’s board of directors or any committee thereof at which the merger and the other transactions contemplated by the merger agreement are or are to be discussed (provided that such Frutarom nominee will be permitted to attend parts of the meeting at which other matters are or are to be discussed) pursuant to and to the extent required by, and recuse himself in accordance with the merger agreement, and to acknowledge that such Frutarom nominee must not request any materials to the extent pertaining to the merger agreement, the merger and the other transactions contemplated by the merger agreement.

If, on the date of the meeting of Enzymotec shareholders, Enzymotec has not received proxies representing a sufficient number of ordinary shares to obtain the approval of the merger agreement by Enzymotec shareholders, whether or not a quorum is present, Enzymotec may (and if requested by Frutarom in writing, Enzymotec must) make one or more successive postponements or adjournments of such meeting, but such meeting may not be postponed or adjourned to a date that is in the aggregate more than 30 days after the date for which such meeting was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent required under applicable law to ensure that any required supplement or amendment to this proxy statement is provided or made available to Enzymotec shareholders or to permit dissemination of information which is material to Enzymotec shareholders voting at such meeting and to give Enzymotec shareholders sufficient time to evaluate any such supplement or amendment or other information).

Enzymotec and Merger Sub have agreed that they will, as promptly as practicable after the execution of the merger agreement, cause a merger proposal, in reasonably acceptable form (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Companies’ Registrar within three days of calling the meeting of Enzymotec shareholders to approve the merger. Enzymotec and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies’ Registrar that, in accordance with Section 317(b) of the Companies Law, such notices were given to their respective creditors. The executed merger proposals of Enzymotec and Merger Sub were filed with the Israeli Companies’ Registrar on November 5, 2017 (in Israel). The notice to creditors was published (a) by Merger Sub on November 6, 2017 (in Israel) and (b) by Enzymotec on November 5, 2017 (in Israel) and on November 6, 2017 (in New York), and the related notification to the Israeli Companies’ Registrar that such notices had been provided was provided by Merger Sub and Enzymotec on November 8, 2017. Notices to the Israeli Companies’ Registrar of the approval of the merger by the merging company’s shareholder will be filed by Merger Sub on or about December 14, 2017 and will be filed by us promptly following the receipt of the approval of the merger proposal by Enzymotec shareholders.

No Solicitation

Enzymotec has agreed that it will, and will cause its subsidiaries and its and their respective directors and officers and will use reasonable best efforts to cause its and their respective employees, investment bankers, attorneys or other authorized agents, or advisors or representative thereof, or any direct or indirect subsidiary thereof (the “representatives”) to (a) immediately cease any and all existing discussions or negotiations with respect to any acquisition proposal and (b) as soon as reasonably practicable after the date of the merger agreement, demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties relating to a possible acquisition proposal. In addition, subject to the merger agreement’s non-solicitation provisions and company board recommendation change provisions, Enzymotec has agreed that, until the earlier of the effective time of the merger and the termination of the merger agreement, it will not and will cause its subsidiaries and its and their respective directors and officers not to, and will use reasonable best efforts to cause its and their respective other representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;
•	other than with Frutarom, Merger Sub or their respective representatives and other than, in response to an unsolicited acquisition proposal that did not result from a breach of the non-solicitation provisions in the merger agreement, solely to inform any person of the non-solicitation provisions in the merger agreement, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any acquisition proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal;
•	approve, execute, enter into, or propose to approve, execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an acceptable confidentiality agreement entered into pursuant to the merger agreement) (a) relating to or that could reasonably be expected to lead to an acquisition proposal or (b) requiring it to abandon, terminate or fail to consummate the merger and the other transactions contemplated by the merger agreement (an “alternative transaction agreement”); or

•	grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if Enzymotec’s board of directors determines in good faith that the failure to grant any waiver or release would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law, Enzymotec may waive any such standstill provision to permit a third party to make an acquisition proposal).

Notwithstanding the restrictions above, prior to the receipt of the approval of the merger agreement by Enzymotec shareholders, Enzymotec’s board of directors (or a committee thereof) may, directly or indirectly through Enzymotec’s representatives:

•	contact any person (and its advisors) that has made an unsolicited, bona fide written acquisition proposal (which did not result from a breach of the non-solicitation provisions of the merger agreement) for the purpose of clarifying the terms of such acquisition proposal, to the extent necessary and solely to determine whether such proposal constitutes, or could reasonably be expected to lead to, a superior proposal; and
•	if Enzymotec’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that a bona fide, written acquisition proposal which did not result from a breach of the non-solicitation provisions of the merger agreement either constitutes or could reasonably be expected to lead to a superior proposal and that the failure to engage in such discussions or negotiations would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law, subject to the prior execution of a confidentiality agreement meeting certain specified criteria set forth in the merger agreement:
º	participate or engage in discussions or negotiations with any such person regarding such acquisition proposal; and
º	furnish to any such person that has made such an acquisition proposal, any information relating to Enzymotec or its subsidiaries and/or afford to any such person access to the business, properties, assets, books, records or other information, or to any personnel, of Enzymotec or its subsidiaries.

In addition, Enzymotec has agreed that it will provide to Frutarom all such non-public information and access not previously provided to Frutarom (or its representatives) as promptly as reasonably practicable (and in any event not more than 48 hours) after such information or access, as applicable, has been provided or made available to such person (or its representatives). Furthermore, Enzymotec has agreed that it will notify Frutarom in writing promptly (but in no event later than 48 hours) after receipt of any acquisition proposal (or any request for non-public information relating to Enzymotec or its subsidiaries by any person that informs Enzymotec or its subsidiaries that it is considering making, or has made, an acquisition proposal) and will indicate the identity of the person making the acquisition proposal or request and the material terms and conditions of any such acquisition proposal (including a copy thereof if in writing and any related material documentation or material correspondence, including proposed agreements), and will keep Frutarom reasonably informed, on a reasonably current basis, of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such acquisition proposal, including by providing a copy of all material documentation or material correspondence relating thereto, no later than 48 hours after the receipt of the acquisition proposal or the occurrence of any such material developments, as applicable, including proposed agreements and any material change in its intentions as previously notified.

For purposes of the merger agreement, the term “acquisition proposal” means any offer or proposal (other than an inquiry, offer or proposal by Frutarom or Merger Sub) proposing or offering an acquisition transaction. For purposes of the merger agreement, the term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (a) the purchase or other acquisition, including through any tender offer or exchange offer, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty-five percent (25%) of the outstanding ordinary shares; (b) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Enzymotec and/or its subsidiaries that, if consummated in accordance with its terms, would result in either (i) any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning, directly or indirectly, more than 25% of the outstanding ordinary shares or more than 25% of the voting equity interests in the surviving or resulting entity of such transaction or (ii) holders of the outstanding ordinary shares immediately prior to such transaction owning less than 75% of the outstanding equity securities of the surviving or resulting entity of such transaction immediately thereafter; or (c) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the subsidiaries of Enzymotec, of assets or properties that constitute more than 25% of the consolidated assets of Enzymotec and its subsidiaries, taken as a whole (based on the fair market value thereof as reasonably determined in good faith by Enzymotec’s board of directors).

For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal received after the date of the merger agreement which Enzymotec’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, considering such factors as Enzymotec’s board of directors considers to be appropriate (including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal and the merger agreement, and any changes to the terms of the merger agreement offered by Frutarom in response to such proposal), is on terms that, if consummated, are more favorable from a financial point of view to Enzymotec shareholders than the merger (except with the references to “25%” and “75%” in the definition of acquisition proposal deemed to be references to “50%”).

Enzymotec’s Board of Directors Recommendation Change

Subject to the company board recommendation change provisions, the merger agreement prohibits Enzymotec’s board of directors (and any committee thereof) from:

•	withholding, withdrawing, amending, qualifying or modifying in a manner adverse to Frutarom, or publicly proposing to withhold, withdraw, amend, qualify or modify in a manner adverse to Frutarom, the recommendation of Enzymotec’s board of directors that the holders of ordinary shares approve the merger agreement and the merger;
•	adopting a resolution to approve or recommend or propose publicly to approve or recommend, any acquisition proposal;
•	if any tender offer or exchange offer that constitutes an acquisition proposal is commenced, recommending in favor of such acquisition proposal; or
•	at any time after receipt or public announcement of an acquisition proposal, fail to publicly recommend against such acquisition proposal or fail to publicly reaffirm the recommendation of Enzymotec’s board of directors that the holders of ordinary shares approve the merger agreement and the merger, in each case, within 10 business days after receipt of written request by Frutarom to do so.

Any action referred to in the foregoing four bullet points above we refer to as a “company board recommendation change.”

Notwithstanding the foregoing, if, prior to obtaining the approval of Enzymotec shareholders, Enzymotec or any of its subsidiaries receives a bona fide written acquisition proposal which did not result from a breach of the non-solicitation provisions of the merger agreement and was made after the date of the merger agreement and not withdrawn and that Enzymotec’s board of directors determines, after consultation with its financial advisor and outside legal counsel, constitutes a superior proposal and Enzymotec’s board of directors determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law, Enzymotec’s board of directors may (x) effect a company board recommendation change and/or (y) subject to the concurrent or prior payment of the $14.5 million termination fee to Frutarom, terminate the merger agreement and, concurrently with such termination, enter into an alternative transaction agreement with respect to such superior proposal. Prior to and as a condition to taking the foregoing actions, (a) Enzymotec must provide upon four business days’ prior written notice advising Frutarom that Enzymotec’s board of directors intends to take such action (such notice or any amendment or update to such notice and the determination to deliver such notice, in each case in and of itself, will not constitute a company board recommendation change), which notice will include a copy of the proposed definitive agreements and other proposed transaction documentation between Enzymotec and the person making such superior proposal, if any, and (b) (i) during such four business day period, if requested in writing by Frutarom, Enzymotec must engage in good faith negotiations with Frutarom regarding any amendment to the merger agreement proposed in writing by Frutarom, (ii) Enzymotec’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be offered in writing by Frutarom during the four business day period immediately following the delivery by Enzymotec to Frutarom of such notice described in clause (a) and Enzymotec’s board of directors must have determined (after consultation with its financial advisor and outside legal counsel) that the superior proposal would continue to constitute a superior proposal and that the failure to effect a company board recommendation change in response to such superior proposal would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law if such adjustments were to be given effect, and (iii) in the event of any material amendment to any acquisition proposal, including any change to the amount or form of consideration contemplated by an acquisition proposal, the provisions of this paragraph (including Enzymotec’s obligations to provide notice and negotiate in good faith) will apply, to such material amendment.

Notwithstanding the foregoing, Enzymotec or Enzymotec’s board of directors will be permitted to (a) take or disclose any position contemplated by Rules 14d-9 or 14e-2 promulgated under the Exchange Act (or take or disclose any position under Israeli law with similar content), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act, with respect to any acquisition proposal, (b) make any “stop, look and listen” communication to Enzymotec shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (or any communication under Israeli law with similar content) or (c) make any other disclosure to Enzymotec shareholders if Enzymotec’s board of directors determines in good faith, after consultation with its legal counsel, that the failure of Enzymotec’s board of directors to make such disclosure would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law. In no event will this paragraph affect Enzymotec’s non-solicitation obligations (or the consequences thereof in accordance with the merger agreement) or the definition of company board recommendation change. Any disclosure of the type described in this paragraph (other than issuance by Enzymotec of a “stop, look and listen” or similar communication of the type contemplated by Rules 14d-9(f) under the Exchange Act or by the Companies Law) that addresses or relates to the approval, recommendation or declaration of advisability by Enzymotec’s board of directors with respect to the merger agreement or an acquisition proposal will be deemed to be a company board recommendation change unless Enzymotec’s board of directors in connection with such communication publicly reaffirms recommendation that the holders of ordinary shares approve the merger agreement and the merger.

Notwithstanding the foregoing, prior to obtaining the approval of Enzymotec shareholders, Enzymotec’s board of directors may effect a company board recommendation change (solely pursuant to the first bullet point of the definition thereof) in response to an intervening event (as defined below), if Enzymotec’s board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect such company board recommendation change in response to such intervening event would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law. Prior to and as a condition to taking such action, (a) Enzymotec must provide to Frutarom four business days’ prior written notice advising Frutarom that Enzymotec’s board of directors intends to effect such company board recommendation change in respect of such intervening event, and describe in reasonable detail the intervening event and the reasons for such company board recommendation change (such notice, in each case in and of itself, will not constitute such a company board recommendation change), (b) (i) during such four business day period, if requested in writing by Frutarom, Enzymotec must engage in good faith negotiations with Frutarom regarding any amendment to the merger agreement proposed in writing by Frutarom and (ii) Enzymotec’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be offered in writing by Frutarom during the four business day period immediately following the delivery by Enzymotec to Frutarom of such notice and Enzymotec’s board of directors will have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect such company board recommendation change in response to such intervening event would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Israeli law if such adjustment were to be given effect, and (c) in the event of any material change to the facts or circumstances of such intervening event, Enzymotec must provide Frutarom with a new notice and comply with the requirements of the company board recommendation change provisions with respect to such facts and circumstances, and the four business day period referred to in clauses (a) and (b) above will recommence on the date of such new notice.

For purposes of the merger agreement, the term “intervening event” means any material change, effect, event, fact, condition, occurrence or development with respect to Enzymotec or any of its subsidiaries occurring, arising or coming to the attention of Enzymotec’s board of directors after the date of the merger agreement and prior to obtaining approval of the merger from Enzymotec shareholders, and which was not known or reasonably foreseeable to Enzymotec’s board of directors as of or prior to the date of the merger agreement. In no event will the following changes, effects, events, facts, conditions, occurrences or developments constitute an intervening event: (a) the receipt, existence or terms of any acquisition proposal or any matter relating thereto or consequence thereof or (b) the fact that Enzymotec or any of its subsidiaries meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period.

Efforts to Consummate the Merger

Subject to the exceptions and conditions below and under the merger agreement, each of the Frutarom, Merger Sub and Enzymotec has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the merger agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including using reasonable best efforts for (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary actions or approvals from governmental authorities and making all necessary filings with governmental authorities, that are necessary to consummate the merger and the other transactions contemplated the merger agreement; and (c) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreements. Notwithstanding the foregoing, none of Frutarom, Merger Sub or Enzymotec is required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including any amendments or waivers to existing terms of any contract), or to provide additional security to obtain the consent, waiver or approval of any person under any contract.

In addition, upon the request of Frutarom, Enzymotec has agreed to use its reasonable efforts to make available to Frutarom access to key employees of Enzymotec and its subsidiaries, on reasonable notice and at reasonable times, for the purpose of discussing post-closing employment and/or retention arrangements between Enzymotec or Frutarom and such key employees. Any failure, in and of itself, of such employees to engage in such discussions or to reach any agreement with respect to post-closing employment and retention arrangements will not be deemed a breach of any provision of the merger agreement or a failure of a closing condition of the merger.

Each of Frutarom and Merger Sub, on the one hand, and Enzymotec, on the other hand, have agreed to cooperate with one another in good faith to (a) promptly determine where any filings under antitrust laws are required to be or should be made and whether any other consents, approvals, permits or authorizations are required to be or should be obtained, from any governmental authority under an antitrust law or any other applicable law in connection with the transactions contemplated under the merger agreement; (b) promptly make any such filings and furnish information required in connection with such filing, including filing any notification required under any antitrust law as promptly as practicable after the date of the merger agreement; (c) provide or cause to be provided as promptly as reasonably practicable to any governmental authority information and documents requested by such governmental authority to permit consummation of the transactions under the applicable antitrust law; and (d) otherwise seek to obtain timely any consents, permits, authorizations, approvals or waivers that are required to be obtained in connection with the transactions contemplated under the merger agreement.

Further, if and to the extent necessary to avoid any impediment to the closing of the merger under any antitrust law, each of Frutarom and Merger Sub, on the one hand, and Enzymotec, on the other hand, have agreed to use reasonable best efforts to obtain any consent, authorization, approval, order, waiting period expiration or termination, or exemption by, any governmental authority, as soon as practicable, and to prevent the entry, enactment, or promulgation of any preliminary or permanent injunction or other order, decree, or ruling that would adversely affect the ability to consummate the merger and other transactions under the merger agreement, including by offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (a) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Enzymotec and its subsidiaries, and (b) any other restrictions on the activities of Enzymotec and its subsidiaries.

Notwithstanding the above, neither Frutarom nor any of its subsidiaries will be required to take (and except as expressly requested in writing by Frutarom, neither Enzymotec nor any of its subsidiaries will take) any actions or commit or propose any actions, if any such action (or the result of any such action), individually or collectively, would reasonably be expected to be adverse to the business, operations or financial condition of Enzymotec, Frutarom or any of their respective subsidiaries, other than any such action (or the result thereof) that Frutarom reasonably determines to be immaterial (with materiality here being measured in relation to Enzymotec).

In addition, Enzymotec will not be required to (a) take any actions which would bind Enzymotec or its subsidiaries in respect of any matter if the closing of the merger does not occur or (b) make any out of pocket expenditures of more than a de minimis amount or incur any other non-de minimis obligations or liabilities (which are not promptly reimbursed by Frutarom) prior to closing of the merger in order to comply with the provisions of the merger agreement.

Each of Frutarom and Merger Sub, on the one hand, and Enzymotec and its subsidiaries, on the other hand, have agreed to promptly inform the other of any material communication from any governmental authority regarding any of the transactions contemplated under the merger agreement in connection with any filings or investigations with, by or before any governmental authority relating to the merger agreement or the transactions contemplated thereunder, including any proceedings initiated by a private party.

Notwithstanding the foregoing, each of Enzymotec, Merger Sub and Frutarom may, as they deem advisable and necessary, redact or otherwise limit their disclosures to the other parties (a) to remove references concerning the valuation of Enzymotec or other competitively sensitive information, (b) as necessary to comply with contractual arrangements or regulatory requirements, and (c) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Competitively sensitive materials provided to each other may also be designated by Enzymotec, Frutarom or Merger Sub as “outside counsel only,” in which case such materials and the information contained in such materials will be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

From and after the date of execution of the merger agreement and until all approvals by governmental authorities required in connection with the merger and the other transactions contemplated under the merger agreement have been obtained, each of Enzymotec and Frutarom will not, and will cause its respective subsidiaries not to, operate its respective businesses in such manner or take any action (including material acquisitions or investments), that would reasonably be expected to increase in any material respect the risk of (a) not obtaining any such governmental approval such that the consummation of the merger would be delayed beyond the outside date or (b) any governmental authority of competent jurisdiction entering an order permanently prohibiting the consummation of the merger.

Employee Matters

Under the merger agreement, until the 12-month anniversary of the effective time of the merger, the surviving company is obligated to (and Frutarom is obligated to cause the surviving company to) provide to all employees of each of Enzymotec and its subsidiaries as of the effective time of the merger, for so long as they remain employed by Frutarom and its subsidiaries during such period (a) a base salary or base wage level, at least equal to the base salary or base wage level to which each continuing employee was entitled immediately prior to the effective time of the merger and (b) employee benefits (excluding severance benefits in excess of those required by applicable law or existing contracts, cash incentive compensation (other than payment of the 2017 performance bonuses which will be determined and paid in the ordinary course of business and in a manner consistent with Enzymotec’s bonus plan and Enzymotec’s past practice) and equity-based incentive compensation) that are at least comparable in the aggregate to the employee benefits (excluding severance benefits in excess of those required by applicable law or existing contracts, cash incentive compensation and equity-based incentive compensation) that such continuing employee was entitled to receive immediately prior to the effective time of the merger. Notwithstanding the foregoing, this provision will not be construed as limiting a continuing employee’s contractual rights to compensation or benefits.

In addition, under the merger agreement, with respect to each employee plan, including vacation and paid sick leave plans (other than any excluded employee plan), sponsored, maintained or contributed to by Enzymotec or its subsidiaries, Frutarom is obligated to cause the surviving company to grant, or cause to be granted to, all continuing employees from and after the effective time of the merger, credit for all service with Enzymotec and its subsidiaries, and their respective predecessors, prior to the effective time of the merger for all purposes, including eligibility to participate, vesting credit and benefit accrual. Furthermore, following the effective time of the merger, Frutarom is obligated to (a) cause the surviving company to ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any continuing employees or their dependents or beneficiaries under any health and welfare benefit plans in which such employees may be eligible to participate and (b) cause the surviving company to ensure or cause to be ensured that any costs or expenses incurred by continuing employees (and their dependents or beneficiaries) up to (and including) the effective time of the merger are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and similar adjustments or limitations on coverage under any such health and welfare benefit plans. Frutarom is also obligated to, and is obligated to cause the surviving company to, honor all employee benefit and other obligations to current and former employees under the employee plans in accordance with their terms (including with respect to amendment, modification and termination). The term “excluded employee plan” as used above means any employee plan that provides for cash incentive compensation, equity-based incentive compensation, severance benefits in excess of those required by applicable law, defined benefit pension benefits, post-retirement welfare benefits, or early retirement subsidies.

Nothing in the merger agreement (a) confers upon any current or former director, officer, employee or consultant of each of Enzymotec and its subsidiaries, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (b) may be interpreted to prevent or restrict Frutarom or its affiliates from modifying or terminating the employment or terms of employment of any such employee after the effective time of the merger or (c) will be treated as an amendment or other modification of any employee plan or other employee benefit plan or arrangement. Furthermore, nothing in the merger agreement creates any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by Enzymotec, Frutarom, or its affiliates or the surviving company or under any benefit plan which Enzymotec, Frutarom or its affiliates or the surviving company may maintain.

With respect to the period after January 1, 2019, Frutarom will determine terms and conditions under which continuing employees who continue to be employed and are former holders of options and restricted stock units that were originally scheduled to vest after January 1, 2019 will be eligible to participate in Frutarom’s equity-based and/or other long-term incentive plans. In determining the terms and conditions for such participation, Frutarom will consider the parameters, goals and other terms and conditions determined by Frutarom pursuant to its usual practice for equity-based and/or other long-term incentive grants as well as such continuing employee’s position, contribution to Enzymotec and to Frutarom and its subsidiaries and such continuing employee’s former entitlements.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that the surviving company and its subsidiaries will (and Frutarom will cause the surviving company and its subsidiaries to) honor and fulfill in all respects the obligations of Enzymotec under any and all indemnification agreements between Enzymotec or any of its subsidiaries and any of their respective current or former directors (including each of the Frutarom nominee(s) and/or other nominee(s) who are elected to the board of directors of Enzymotec) and officers as such agreements exist as of the date of the merger agreement (to the extent that copies of such agreements have been made available to Frutarom prior to the date of the merger agreement); provided that such obligations are subject to any limitation imposed from time to time under applicable law. In addition, during the period commencing at the effective time of the merger and ending on the seventh anniversary of the effective time of the merger, the surviving company and its subsidiary will (and Frutarom will cause the surviving company and its subsidiary to) cause the charter documents of the surviving company and its subsidiary to contain provisions with respect to indemnification, insurance, exculpation and advancement of expenses at least as favorable as the equivalent provisions contained in the charter documents as of the date of execution of the merger agreement, and during such seven year period, such provisions will not be repealed, amended or otherwise modified in any matter except as required by applicable law.

Under the merger agreement, Frutarom has agreed that for seven years after the closing of the merger (subject to the limitation under the Companies Law), the surviving company and its subsidiaries will (and Frutarom will cause the surviving company and its subsidiaries to) (a) indemnify Enzymotec’s directors and officers against liabilities arising directly or indirectly out of or pertaining directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer or employee of Enzymotec or its subsidiaries (solely with respect to actions or omissions, or alleged actions or omissions, occurring prior to, at or after the effective time of the merger), or (ii) any of the transactions contemplated by the merger agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); and (b) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the merger agreement, promptly following request by such indemnified person, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification. To the extent that if, at any time prior to the seventh anniversary of the effective time of the merger, any indemnified person delivers to Frutarom a written notice asserting a claim for indemnification under this clause, then the claim asserted in such notice will survive the seventh anniversary of the effective time of the merger until such time as such claim is fully and finally resolved.

Frutarom has also agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, Enzymotec’s current directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of Enzymotec’s current directors’ and officers’ insurance policies. However, Frutarom or the surviving company, as the case may be, will not be required to pay annual premiums in excess of 300% of the aggregate annual premium for these policies for the current fiscal year (the “maximum annual premium”). In case such policy or policies cannot be obtained for such amount, Frutarom or the surviving company will only be required to purchase the greatest amount of coverage available for such amount. Notwithstanding the foregoing, Enzymotec has the option to purchase, and must purchase if requested by Frutarom in writing, or surviving company may purchase after the effective time, a seven-year “tail” prepaid policy on the current directors’ and officers’ insurance policies prior to the effective time of the merger; provided that Enzymotec is not required to pay or commit, in the aggregate, more than the maximum annual premium for such tail prepaid policy. In the event that Enzymotec (or the surviving company, as applicable) purchases such a “tail” policy, the surviving company will (and Frutarom will cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations under such policy, instead of all other obligations of Frutarom and the surviving company under the first sentence of this clause for so long as such “tail” policy will be maintained in full force and effect.

Tax Rulings

As soon as practicable after the date of merger agreement, Enzymotec must prepare and file with the ITA an application for a ruling confirming, among others, that the cancellation and exchange of 102 options and 102 RSUs in accordance with the merger agreement and conversion of 102 shares in accordance with the merger agreement will not be regarded as a violation of the “requisite holding period” (as defined in Section 102 of the Ordinance) so long as the respective option consideration, closing RSUs consideration, subsequent option consideration, subsequent RSU consideration and the merger consideration are deposited with the 102 trustee until the end of the respective holding period (which such ruling we refer to in this proxy statement as the “options tax ruling”). The options tax ruling is subject to customary conditions regularly associated with such a ruling. Enzymotec is obligated to include in the request for the options tax ruling a request to exempt Frutarom, the surviving company, the paying agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 options or 102 shares. Enzymotec will use reasonable best efforts to obtain the options tax ruling prior to closing of the merger. If the options tax ruling is not granted prior to the closing of the merger or in accordance with the instructions of the ITA, Enzymotec is obligated to seek to obtain prior to the closing of the merger an interim tax ruling confirming, among other things, that Frutarom and any person acting on its behalf (including the paying agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any 102 options, 102 RSUs or 102 shares to the paying agent, the 102 trustee or Enzymotec in connection with the merger (the “interim option tax ruling”). The final text of the Israeli options tax ruling and the interim option tax ruling, including appendices thereof, will in all circumstances be subject to the prior review and comment by Frutarom and its counsel and tax advisors.

In addition, as soon as practicable after the date the merger agreement Enzymotec must prepare and file with the ITA an application for a ruling that (a) with respect to holders of ordinary shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), exempting Frutarom, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Frutarom, the paying agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of ordinary shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding 102 shares) exempting Frutarom, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Frutarom, the paying agent, the surviving company and their respective agents on how such withholding is to be executed (the “withholding tax ruling”).

Enzymotec will use reasonable best efforts to promptly take all actions and to do all things necessary, proper or advisable under applicable laws to obtain the interim option tax ruling, options tax ruling and the withholding tax ruling, as promptly as practicable. In the event, the interim option tax ruling, options tax ruling or the withholding tax ruling has not been received, then Frutarom may make such payments and withhold any applicable taxes in accordance with the terms of the merger agreement.

Certain Other Covenants

The merger agreement contains additional covenants, including relating to cooperation in connection with the preparation of this proxy statement, public announcements, notices of certain events, access by Frutarom to the properties, books and records and personnel of Enzymotec and its subsidiaries, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the merger agreement and prior to the effective time of the merger.

Conditions to the Merger

The respective obligations of Enzymotec, Frutarom and Merger Sub to effect the merger are subject to the satisfaction or waiver prior to the effective time of the merger of the following conditions:

•	Enzymotec shareholders have approved the merger agreement;
•	expiration or early termination of any waiting period and any necessary approvals under applicable antitrust laws have occurred or been granted;
•	as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by Enzymotec shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and
•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

The obligations of Frutarom and Merger Sub to effect the merger are subject to the satisfaction (or waiver by Frutarom in writing) at or prior to the effective time of the merger of the following conditions:

•	(a) the representations and warranties of Enzymotec regarding organization, good standing and qualification and corporate power to enter into the merger agreement and consummate the transactions contemplated by the merger agreement, and certain representations and warranties of Enzymotec regarding Enzymotec’s capitalization (other than as noted in clause (b) below), subsidiaries, brokers and transaction expenses are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), (b) certain representations and warranties of Enzymotec regarding Enzymotec’s capitalization are true and correct in all respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except for de minimis inaccuracies, (c) representations and warranties of Enzymotec regarding absence of certain changes are true and correct in all respects on and as of the closing date (with the same force and effect as if made on and as of such date), and (d) all other representations and warranties of Enzymotec are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except in each case for failure to be so true and correct and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Enzymotec (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties, except with respect to representation and warranties regarding absence of certain changes);
•	Enzymotec has performed and complied with, in each case in all material respects, all of its obligations that are to performed or complied by it under the merger agreement at or prior to the effective time;
•	following the date of the merger agreement, there has not been any change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Enzymotec; and
•	the delivery of an officer’s certificate by a duly authorized executive officer of Enzymotec certifying that the conditions in the prior three bullet points have been satisfied and that Enzymotec’s board of directors has obtained all required approvals for the execution, performance and consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The obligation of Enzymotec to effect the merger is subject to the satisfaction (or waiver by Enzymotec in writing) at or prior to the effective time of the following conditions:

•	(a) the representations and warranties of Frutarom and Merger Sub regarding organization, good standing and qualification, and corporate power to enter into the merger agreement and consummate the transactions contemplated by the merger agreement are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), and (b) all other representations and warranties of Frutarom and Merger Sub are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Frutarom or Merger Sub (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties);
•	Frutarom and Merger Sub have performed and complied with, in each case in all material respects, all obligations that are to be performed or complied with by Frutarom and Merger Sub (as applicable) under the merger agreement at or prior to the effective time; and
•	the delivery of an officer’s certificate by a duly authorized executive officer of Frutarom and Merger Sub certifying that the conditions in the prior two bullet points have been satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of Frutarom and Enzymotec.

The merger agreement may also be terminated prior to the effective time of the merger by either Frutarom or Enzymotec if:

•	following the execution of the merger agreement, a governmental entity has formally issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to any party whose failure to perform its obligations under the merger agreement has been the principal cause of such order and such act or failure to act constitutes a breach of the merger agreement;
•	the merger is not consummated by the outside date, except that the right to terminate the merger agreement in this circumstance will not be available to a party whose failure to perform its obligations under the merger agreement has been the principal cause of the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or
•	the approval of the merger by Enzymotec shareholders is not obtained at the extraordinary general meeting (or any postponement or adjournment thereof).

The merger agreement may also be terminated by Enzymotec under any of the following circumstances:

•	if, prior to the approval of the merger by Enzymotec shareholders, Enzymotec has received a superior proposal (that did not result from a breach of the non-solicitation provisions under the merger agreement) and, to the extent permitted by and effected in accordance with the merger agreement, Enzymotec’s board of directors approves, and Enzymotec, concurrently with the termination of the merger agreement, enters into an alternative transaction agreement providing for such superior proposal, except that any purported termination pursuant to this circumstance will be void and of no force or effect if Enzymotec does not timely pay in full the termination fee of $14.5 million to Frutarom; or
•	at any time prior to the effective time of the merger agreement, if Enzymotec has not materially breached any of its representations, warranties or covenants under the merger agreement, and Frutarom or Merger Sub has breached any of their representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date.

The merger agreement may also be terminated by Frutarom under any of the following circumstances:

•	at any time prior to the effective time of the merger, if Frutarom and Merger Sub have not materially breached of any of their respective representations, warranties or covenants under the merger agreement, and Enzymotec has breached any of its representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and Enzymotec cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date; or
•	at any time prior to the receipt of the approval of the merger by Enzymotec shareholders if Enzymotec’s board of directors (or a committee thereof) has effected a company board recommendation change.

If the merger agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which will survive the termination of the merger agreement, and, subject to certain specified provisions of the merger agreement that will survive such termination, including among others, the provisions relating to termination fees, specific performance and remedies, there will be no liability, of any kind, on the part of Enzymotec, Frutarom or Merger Sub. The termination of the merger agreement will not relieve any party from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of the merger agreement. For purposes of the merger agreement, “willful breach” or “willfully breached” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the merger agreement.

Termination Fees

Enzymotec is required to pay to Frutarom a termination fee of $14.5 million if the merger agreement is terminated under any of the following circumstances:

•	(a) after the date of the merger agreement and at or prior to the date of the special meeting of Enzymotec shareholders an acquisition proposal (or an intention to make an acquisition proposal) has been communicated to Enzymotec or Enzymotec’s board of directors (or any committee thereof) or publicly announced or otherwise publicly disclosed and, in the case of termination as a result of failure to obtain approval of the merger by Enzymotec shareholders, such acquisition proposal has not been publicly withdrawn at least five business days prior to the date of the special meeting of Enzymotec shareholders, (b) either Enzymotec or Frutarom terminates the merger agreement as a result of the failure to obtain the approval of the merger by Enzymotec shareholders or if the merger is not consummated by the outside date, or Frutarom terminates the merger agreement (subject to a cure period specified in the merger agreement) as a result of a breach of any of the representations, warranties or covenants of Enzymotec under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and (c) within 12 months, after such termination, any acquisition transaction is consummated or Enzymotec or any of its subsidiaries enters into a definitive agreement to effect any acquisition transaction (for purposes of determining whether the termination fee is payable under this circumstance, all references to twenty-five percent “(25%)” and seventy-five percent “(75%)” in the definition of “acquisition transaction” will be deemed references to fifty percent “(50%)”). Notwithstanding the foregoing, in case of non-consummation of the merger by the outside date, if approval of shareholders of Enzymotec has been received prior to such termination, the reference to 12 months in clause (c) above will be deemed to be a reference to six months;

•	Enzymotec terminates the merger agreement prior to the receipt of the approval of the merger by Enzymotec shareholders and Enzymotec enters into an alternative transaction agreement with respect to a superior proposal (that did not breach the non-solicitation provisions of the merger agreement) concurrently with the termination of the merger agreement; or
•	Frutarom terminates the merger agreement as a result of a company board recommendation change.

Except in the case of fraud or willful breach of any covenant or obligation under the merger agreement, following a valid termination of the merger agreement, if Frutarom is entitled to receive the termination fee, and such termination fee is paid, the right of Frutarom to receive such amount will constitute the sole and exclusive remedy of Frutarom and its subsidiaries and representatives against Enzymotec and its subsidiaries and representatives under the merger agreement or arising out of or related to the merger agreement or the transactions contemplated by the merger agreement.

Expenses

Except as described above, all fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

Specific Performance

Enzymotec, Frutarom and Merger Sub have agreed that they will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This right to specific performance or other equitable relief is in addition to any other remedy to which the parties are entitled at law or in equity, and none of Enzymotec, Frutarom or Merger Sub will be required to provide any bond or other security in connection with any such order or injunction.

Amendment

Subject to applicable law and to the other provisions of the merger agreement, the merger agreement may be amended at any time by execution of a written agreement signed by each of Frutarom, Merger Sub and Enzymotec; however, in the event that Enzymotec has received the approval of the merger by its shareholders, no amendment will be made to the merger agreement that requires the approval of Enzymotec shareholders without obtaining the approval of Enzymotec shareholders for such amendment.

Governing Law and Jurisdiction

The merger agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the merger agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

Notwithstanding the foregoing, the parties to the merger agreement have contractually agreed that the provisions related to the definition of “material adverse effect” with respect to Enzymotec will be governed by the laws of the state of Delaware.

PROPOSAL 2: RE-ELECTION AND ELECTION OF CLASS I DIRECTORS

Background

Classified Board of Directors under Enzymotec’s Articles of Association

Under our articles of association, our board of directors must consist of not less than seven and not more than eleven directors, who are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors of Enzymotec. At each annual meeting of our shareholders, the nominees to serve within the class of directors whose terms expire at that meeting are elected or re-elected for a term of office that expires at the third annual meeting following such election or re-election (and following the election or re-election of their successors). As a result, in each successive year, the term of office of the directors serving in one of the three classes of directors expires.

Our board of directors is currently composed of nine directors, who are divided evenly among three classes of three directors each. At the shareholder meeting, the current term of all three current Class I directors will expire.

The foregoing description of the authorized size of the board of directors excludes external directors, to the extent that we are required to have them serving on the Enzymotec board of directors under the Companies Law and its regulations. As we described in the proxy statement for our 2016 annual general meeting of shareholders, our board of directors elected, on July 12, 2016, for Enzymotec to be governed by an amendment to the Companies Law regulations that exempts certain U.S.-listed companies from having external directors serving on the board of directors (subject to compliance with certain conditions, with which we currently comply).

Nomination of Current Class I Director for Re-election and Additional Three New Nominees for Initial Election

When it recently met, the nominating and governance committee of the board of directors (the “nominating committee”) considered nominees for recommendation to the board of directors for election by our shareholders at the shareholder meeting. The nominating committee discussed Enzymotec’s obligations under the merger agreement, which mandates that the board of directors nominate three representatives of Frutarom along with one nominee of Enzymotec at the shareholder meeting. The nominating committee noted that under the merger agreement, the three representatives of Frutarom would be deemed to have been nominated by Frutarom pursuant to its nomination rights as a shareholder holding at least one percent of the voting rights in Enzymotec, under Section 66(b) of the Companies Law, rather than as a nominee proposed by the nominating committee. In light of Enzymotec’s obligations under the merger agreement, the committee determined to accommodate the request of Frutarom concerning board of director nominations. Consequently, the nominating committee resolved to recommend an increase of the authorized number of (i) Class I directors to four (from three) and (ii) directors as a whole to ten (from nine) and to recommend to the board of directors as a whole to nominate one of our existing Class I directors (Holger Liepmann), along with three individuals proposed by Frutarom (Amos Anatot, Alon Shmuel Granot and Ari Rosenthal), for re-election/initial election (as applicable) as Class I directors at the shareholder meeting. In conjunction with that decision, Yossi Peled and Professor Dov Pekelman agreed not to stand for re-election for an additional term as Class I directors.

Based on the nominating committee’s recommendations, our board of directors has nominated one current Class I director — Mr. Holger Liepmann — for re-election, along with each of the foregoing three nominees of Frutarom (Amos Anatot, Alon Shmuel Granot and Ari Rosenthal) for initial election, in each case at the shareholder meeting, for a three-year term as a Class I director, until our 2020 annual general meeting of shareholders and until his successor is duly elected and qualified.

The election of the three nominees proposed by Frutarom is conditioned upon the approval of the merger proposal (Proposal 1) at the shareholder meeting. If the shareholders do not approve the merger proposal at the shareholder meeting, the three nominees proposed by Frutarom will be deemed not to have been elected pursuant to this Proposal 2 even if a majority of the votes cast with respect to their candidacy are cast in favor of their election.

In addition to the three directors who have been nominated for re-election at the meeting, our board of directors also continues to include: our three Class II directors, Dr. Immanuel (Mani) Wasserman, Mr. Nir Belzer and Ms. Tamar Howson, whose terms will expire at the annual general meeting of our shareholders to be held in 2018; and our three Class III directors, Steve Dubin, Michal Silverberg and Joseph Tenne, whose terms will expire at the annual general meeting of our shareholders to be held in 2019.

To the extent that the merger proposal is approved by our shareholders at the shareholder meeting and the merger is consummated in the first quarter of 2018, the service of the Class I director nominees (along with the service of all other continuing directors) will not impact our shareholders beyond the consummation of the merger, at which time our shareholders will cease to hold ordinary shares of Enzymotec.

Suitability of Nominees

Our board of directors has confirmed the qualifications and suitability of each of the four nominees for re-election/election as Class I directors at the shareholder meeting (in the case of the three Frutarom nominees, based solely on information provided to our board of directors by Frutarom). Each of Messrs. Liepmann, Anatot, Granot and Rosenthal has indicated a willingness to serve as a director of Enzymotec and each has provided the required certification for a nominee under the Companies Law concerning his possession of the necessary qualifications and sufficient time to fulfill his duties as a director of Enzymotec, taking into account Enzymotec’s size and special needs.

Board of Directors Meeting Attendance

During 2016 and through the date of this proxy statement, Mr. Liepmann attended over 75% of all meetings of the board of directors and over 75% of the meetings of each respective committee of the board of directors on which he serves.

Set forth below is certain biographical information regarding the background and experience of Holger Liepmann, Amos Anatot, Alon Shmuel Granot and Ari Rosenthal, our Class I director nominees:

Nominee for Re-election as Class I director

Holger Liepmann has served as a director of Enzymotec since February 2015. He served in various positions with Abbott Laboratories from 1986 until his retirement in 2011. From 2006 to 2011, Mr. Liepmann served as executive vice president, Nutritional Products of Abbott Laboratories. In this capacity he was responsible for all aspects of Abbott Laboratories’ global nutritional business, including R&D, manufacturing, supply chain and commercial operations, and reported to Abbott’s CEO. Previously, he served as executive vice president, Pharmaceutical Products Group, senior vice president, Abbott International, the commercial operations for Abbott’s international pharmaceutical business, and vice president Japan Operations. He enjoyed an international career with postings in Japan, Spain, Puerto Rico, Germany and the United States. Prior to joining Abbott, Mr. Liepmann worked for Bayer AG in a variety of capacities between 1975 and 1986, both in the U.S. and in Germany. Mr. Liepmann earned a bachelor’s degree from Dartmouth College and a master’s degree in business administration from Stanford University. He currently sits on the boards of Altan Pharma Ltd., which he co-founded, and Desert Research Institute Foundation and SmartTots, two non-governmental organizations.

Nominees for Initial Election as Class I directors

Amos Anatot has served as Executive Vice-President at Frutarom Industries since 2010 where his responsibilities include the group’s Global Supply Chain, Global Operations, and Global Purchasing. In this capacity Mr. Anatot also lends strong support for commercial management and bears responsibility for various post-merger integration processes relating to the over 40 acquisitions by Frutarom in which he has had a hand. Prior to joining Frutarom, Mr. Anatot spent 18 years with Teva Pharmaceuticals Industries, beginning with responsibility for Teva’s global IT and industrial engineering followed by three years heading the integration of a newly acquired Hungarian pharmaceutical subsidiary and ten years in the role of Vice-President Teva Europe. Previous to joining Teva, Mr. Anatot was at household paper and diaper manufacturer Hogla (now Kimberly-Clark Israel) for 10 years and earlier served for 5 years in the Israeli Air Force as an industrial engineer. Mr. Anatot graduated from the Israel Institute of Technology (Technion) with a B.Sc. in industrial engineering in 1976.

Alon Granot has served as Executive Vice-President and Chief Financial Officer at Frutarom Industries, a publicly-traded company listed on the Tel Aviv and London stock exchanges, since 2001. In this capacity Mr. Granot has guided the company strategically and financially through a transformation it into one of the world’s leading concerns for flavors and ingredients involving a 15-fold growth in sales and over 50 acquisitions. Prior to joining Frutarom, Mr. Granot spent 10 years, from 1991 to 2001, at the international semiconductor chip maker Kulicke and Soffa, serving in turn as Company VP Finance IT and Administration, Senior VP for R&D, and Director of the Semiconductor Division. He also worked at Elscint Ltd., a pioneering Israeli medical imaging company, from 1986 to 1991 in its Budget and Control Administration, with responsibility for 15 subsidiaries around the world. Mr. Granot earned a bachelor’s degree in Economics and Business Administration from Haifa University in 1986 and a master’s degree with honors in Economics and Business Administration from the Israel Institute of Technology (Technion). In addition, Mr. Granot served as an external director on the board of Inter Industries Ltd., a public company traded on the Tel Aviv Stock Exchange, from 2008 until 2017, and has been chosen for membership on the Finance Ministry’s team of directors for 2015, 2016 and 2017.

Ari Rosenthal has been with the Frutarom Group since 2004, initially as Vice President Human Resources and Administration. In 2008 Mr. Rosenthal was appointed General Manager Israel and in recent years he has taken on the position of General Manager Israel and Emerging Markets. In his present role Mr. Rosenthal holds responsibility for commercial management, production, logistics and manpower in a group of countries with $300 million of business a year, along with business development, investments, and liaison with authorities of the various governments. Prior to joining Frutarom, Mr. Rosenthal served as Manager for the Manufacturers’ Association and the Israeli Center for Management — Haifa and the North from 1994 to 2000, later returning as General Manager from 2001 to 2004 after serving one year as manager at Zeevi Holdings Group. Mr. Rosenthal earned a bachelor’s degree in economics and political science from Haifa University in 1985 and an MBA, graduating cum laude, from Haifa University in 1988. He has also earned a certificate in mediation and underwent directorship training at the Israel Management Center. Since 1984 Mr. Rosenthal has been a lecturer on Management and Business Strategy at Haifa University. He has also served in a wide range of public positions, including currently on the executives of the MATI Small Business Development Center in Haifa, which he chaired from 2006 to 2010, and the Manufacturer’s Association of Israel, Haifa and North since 1995, on the executive of the Israel Food Industries Association from 2010 to 2013, and as a representative for employers at the Labor Court in Haifa from 1996 to 2005, as well as on Haifa University’s Finance Committee between 1998 and 2004.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the shareholder meeting:

(a)	“RESOLVED, that Mr. Holger Liepmann be, and hereby is, re-elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified.”
(b)	“RESOLVED, that subject to the approval of the merger proposal under Proposal 1, Mr. Amos Anatot be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified.”
(c)	“RESOLVED, that subject to the approval of the merger proposal under Proposal 1, Mr. Alon Shmuel Granot be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified.”
(d)	“RESOLVED, that subject to the approval of the merger proposal under Proposal 1, Mr. Ari Rosenthal be, and hereby is, elected to serve as a Class I director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until his successor is duly elected and qualified.”

Required Vote

As described above in “The 2017 Annual and Extraordinary General Meeting—Required Vote for the Merger Proposal and Annual Meeting Proposals” beginning on page 22 of this proxy statement, the re-election of Holger Liepmann, and the initial election of each of Amos Anatot, Alon Shmuel Granot and Ari Rosenthal, as a Class I director requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the particular nominee.

Board of Directors Recommendation

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolutions re-electing Holger Liepmann and initially electing each of Amos Anatot, Alon Shmuel Granot and Ari Rosenthal as a Class I director.

PROPOSAL 3: REAPPOINTMENT OF INDEPENDENT, EXTERNAL AUDITORS

Background

Kesselman & Kesselman, Certified Public Accountants (Israel), a member of PricewaterhouseCoopers International Limited (“PwC”) served as our independent auditors for the year ended December 31, 2016. The audit committee of the board of directors (the “audit committee”), and the board of directors, have approved, and recommend that our shareholders also approve, at the shareholder meeting, the reappointment of PwC as our independent auditors for the year ending December 31, 2017 and for the additional period until the close of our 2018 annual general meeting of shareholders. As part of the requested approval of this Proposal 3, our shareholders are also being asked to authorize our board of directors to fix the remuneration of PwC, in accordance with the volume and nature of their services. Our audit committee will pre-approve all services to be performed by, and compensation to be paid to, our independent auditors.

As with Proposal 2, the approval of this Proposal 3 will have only short-term relevance to our public shareholders if the merger proposal is approved at the shareholder meeting and the merger is consummated in the first quarter of 2018.

Fees Paid to the Auditors

The following table sets forth, for each of the last two years, the fees billed to us by PwC:

	Year ended December 31,
	2015	2016
	($ in thousands)
Audit fees	$165	$185
Audit-related fees	—	65
Tax fees	24	26
All other fees	—	—
Total	$189	$276

Audit fees for the years ended December 31, 2015 and 2016 were for professional services rendered for the audit of our annual consolidated financial statements as of, and for the years ended, December 31, 2015 and 2016, respectively, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, consents, responses to SEC comment letters and assistance with the review of documents filed with the SEC.

Audit-related fees for the year ended 2016 were for due diligence related to potential transactions.

Tax fees for the years ended December 31, 2015 and 2016 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the shareholder meeting:

“RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and that the Company’s board of directors (with the power of delegation to its audit committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above in “The 2017 Annual and Extraordinary General Meeting—Required Vote for the Merger Proposal and Annual Meeting Proposals” beginning on page 22 of this proxy statement, the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board of Directors Recommendation

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution reappointing PwC as our independent auditors for the year ending December 31, 2017 and authorizing the setting of their remuneration.

OTHER MATTERS

Our board of directors does not intend to bring any matters before the shareholder meeting other than those specifically set forth as proposals in this proxy statement, and knows of no matters to be brought before the shareholder meeting by others. If any other matters properly come before the shareholder meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the board of directors.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND EXECUTIVE OFFICERS OF ENZYMOTEC

The following table sets forth information regarding the beneficial ownership of ordinary shares as of November 13, 2017 (unless otherwise noted), for:

•	each person or entity who is known by us to beneficially own more than 5% of the outstanding shares of ordinary shares;
•	each of our directors and executive officers individually; and
•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, and, to Enzymotec’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the ordinary share indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 23,428,099 ordinary shares of Enzymotec outstanding on November 13, 2017. The amounts and percentage of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, excluding, however, for purposes hereof, any right to acquire beneficial ownership that would only vest or otherwise become effective within 60 days due to the consummation of the merger (among other possible triggers) and not due to the mere passage of time.

As of November 13, 2017, there were 23,428,099 ordinary shares outstanding.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Principal Stockholder
Galam Management and Marketing Agricultural Cooperative Society Ltd.(1)	3,215,920		13.7%
Paulson & Co. Inc.(2)	2,102,990		9.0%
Yelin Lapidot Holdings Management Ltd.(3)	2,579,417		11.0%
Beresheit General Partner Ltd.(4)	1,407,312		6.0%
Frutarom Ltd.(5)	4,391,049		18.7%
Delek Group Ltd.(6)	2,198,599		9.4%
Directors and Executive Officers
Steve Dubin		*	*
Nir Belzer(7)	229,499		1.0%
Tamar Howson		*	*
Holger Liepmann		*	*
Dov Pekelman		*	*
Yossie Peled		*	*
Michal Silverberg		*	*
Joseph Tenne		*	*
Imanuel (Mani) Wasserman		*	*
Erez Israeli		*	*
Gay Ben-Dror		*	*
Yael Richter		*	*
Avner Avissara		*	*

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Itay Dromi	*	*
Efrat Manoff	*	*
Dror Israel	*	*
Michelle Cuccia	*	*
All directors and executive officers as a group (19 persons)(8)	*	*

*	Represents beneficial ownership of less than 1% of Enzymotec’s outstanding ordinary shares.
(1)	Based on a Schedule 13G/A filed by jointly by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”), Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”) and Kibbutz Ma’anit on July 17, 2017. All of the ordinary shares are held by Galam M&M, in which a majority of the ordinary shares is held by Ochmanit. Ochmanit is wholly-owned by Kibbutz Ma’anit and its members, with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M is appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit. Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. Kibbutz Ma’anit is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The principal business office of each joint filer is Kibbutz Ma’anit 3785500 Israel.
(2)	Based on a Schedule 13G/A filed by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under Section 203 of the Investment Advisers Act of 1940, on September 11, 2017. In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our ordinary shares that are owned by various onshore and offshore investment funds and separate managed accounts, or the Paulson Funds. All ordinary shares reported above are owned by the Paulson Funds. Paulson has its principal business office at 1251 Avenue of the Americas, New York, NY 10020.
(3)	Based on a Schedule 13G/A, filed jointly by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. (“Yelin Holdings”) and Yelin Lapidot Mutual Funds Management Ltd. on February 13, 2017, the ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Fund Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., each a wholly-owned subsidiary of Yelin Holdings, and Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings. and are responsible for Yelin Holdings’ day-to-day management.
(4)	Based on a Schedule 13G filed jointly by Beresheit General Partner Ltd., Imanuel Ami Wasserman, Ran Grodecki, Zuriel Lavie and Gabriel Perel filed on July 17, 2017. The principal business office of Beresheit General Partner Ltd. is Beresheit General Partner (Manof Fund I), 2 Waitzman St., Tel Aviv, Israel 64302 and the principal business office for Imanuel Ami Wasserman, Ran Grodecki, Zuriel Lavie and Gabriel Perel is c/o Beresheit General Partner (Manof Fund I), 2 Waitzman St., Tel Aviv, Israel 64302.
(5)	Based on a Schedule 13D/A filed jointly by Frutarom and Frutarom Industries Ltd. on October 30, 2017. Frutarom and Frutarom Industries Ltd. each have their principal business office at 25 Hashaish St., Haifa 2629183, Israel.
(6)	Based on a Schedule 13G filed jointly by Delek Group Ltd., Itshak Sharon (Tshuva) and The Phoenix Holding Ltd. on August 10, 2017. Itshak Sharon (Tshuva) and Delek Investments and Properties each have their principal business office at 7 Giborei Israel Street, P.O. Box 8464, Netanya, 42504, Israel.
(7)	Consists of 8,000 shares held directly by Mr. Belzer. Also consists of 197,374 shares held of record by M-4 Management L.P., or M-4 and 31,625 shares issuable upon the exercise of options and RSU’s held by Mr. Belzer. Mr. Belzer controls the general partner of M-4 and therefore beneficially owns the ordinary shares held by M-4. Mr. Belzer’s address is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.
(8)	Consists of (i) 422,336 ordinary shares and (ii) 523,776 shares issuable upon the exercise of options that have vested or will become vested within 60 days of November 15, 2017 and remain outstanding.

WHERE YOU CAN FIND MORE INFORMATION

Enzymotec files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Enzymotec’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Enzymotec’s filings with the SEC are also available for free to the public on Enzymotec’s website, www.enzymotec.com. Information contained on Enzymotec’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Enzymotec incorporates by reference into this document the documents listed below. Any filings Enzymotec makes with the SEC under Section 13(a) or 15(d) of the Exchange Act, after the date of this document until the date of the shareholder meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports on Form 6-K furnished by Enzymotec to the SEC after the date of this document until the date of the shareholder meeting, which Enzymotec identifies as being incorporated by reference into this document, are also incorporated by reference herein. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Enzymotec Documents Filed with or Furnished to the SEC Commission file number 00136073	Period
Annual Report on Form 20-F	Year Ended December 31, 2016 (filed on March 16, 2017).
Reports of Foreign Private Issuer on Form 6-K	Dated March 16, 2017, April 26, 2017, May 10, 2017, June 28, 2017, August 30, 2017, October 30, 2017 and November 15, 2017.

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Enzymotec. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Enzymotec without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Enzymotec at:

Enzymotec Ltd.
c/o Dror Israel
Chief Financial Officer
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
Tel: +972-74-717-7177
Email: ir@enzymotec.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

You should not send in your Enzymotec share certificates until you receive the transmittal materials from the paying agent.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated November 17, 2017. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to Enzymotec shareholders does not create any implication to the contrary.

By order of the Board of Directors,

/s/ STEVE DUBIN

Steve Dubin
Chairman of the Board of Directors

Migdal Ha’Emeq, Israel
November 17, 2017

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

FRUTAROM LTD.

FRUTAROM TECH LTD.

and

ENZYMOTEC

October 28, 2017

Exhibit A: Form of Letter Resignation and Undertaking

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 28, 2017, by and among Frutarom Ltd., a company organized under the laws of the State of Israel (“Parent”), Frutarom Tech Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and Enzymotec Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings as defined herein or ascribed thereto in ARTICLE I ..

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby (such recommendation to the shareholders, the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has further determined (i) that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (ii) that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger; and (iii) to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement with the Company in writing that (a) is no less favorable to the Company in the aggregate than the Confidentiality Agreement and (b) does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Agreement, including Section 5.3.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) proposing or offering an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition, including through any tender offer or exchange offer, by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty-five percent (25%) of the outstanding Company Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company and/or any of its Subsidiaries that, if consummated in accordance with its terms, would result in either (A) any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning, directly or indirectly, more than twenty-five percent (25%) of the outstanding Company Shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction or (B) holders of the outstanding Company Shares immediately prior to such transaction owning less than seventy-five percent (75%) of the outstanding equity securities of the surviving or resulting entity of such transaction immediately thereafter; or (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the Subsidiaries of the Company, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof as reasonably determined in good faith by the Company Board).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments on or lessening of competition or the creation or strengthening of a dominant position through mergers or acquisitions, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or Israel are authorized or required by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date as included in the Company Reports publicly available prior to the date of this Agreement.

“Company Balance Sheet Date” shall mean June 30, 2017.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event, fact, condition, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a “Company Material Adverse Effect”:

(i) general economic or business conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations) and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;

(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;

(v) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in U.S. GAAP or other accounting standards (or the authoritative interpretation thereof);

(vi) any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

(vii) the public announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent, and/or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or any of its Subsidiaries, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees or business partners (provided that this clause (vii) shall not apply to any of the representations or warranties contained in Sections 3.3 and 3.4 below to the extent such representations or warranties address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby);

(viii) any action by Parent or Merger Sub in breach of this Agreement;

(ix) any action by the Company or any of its Subsidiaries expressly required pursuant to the terms of this Agreement (other than pursuant to Section 5.1(a)) or taken at the written request of, or with the written consent of, Parent or any of its Subsidiaries;

(x) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, or any failure by the Company to meet any analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such cause is otherwise excepted by this definition);

(xi) any Legal Proceedings brought or threatened by any of the current or former Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger; and

(xii) the matters set forth in Section 1.1(a) of the Company Disclosure Letter;

except if any Changes described in clauses (i), (ii), (iii), (iv), (v) and/or (vi) above disproportionately affect, directly or indirectly, the Company or its Subsidiaries as compared to other companies operating in the same industries in which the Company or its Subsidiaries operate, in which case only the extent of such disproportionate effects (if any) shall be taken into account when determining a “Company Material Adverse Effect”.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Share Plans.

“Company RSUs” shall mean each award of restricted stock units outstanding under any of the Company Share Plans.

“Company Share Plans” shall mean the Company’s Employee Share Option Plan (1999), 2003 Israeli Share Option Plan and 2013 Omnibus Equity Incentive Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Warrant” shall mean the outstanding warrant, dated as of August 30, 2017, to purchase 200,000 Company Shares, a duly executed form of which was provided to Parent prior to the date hereof.

“Confidentiality Agreement” shall mean the Confidentiality Agreement entered into by Parent and the Company and dated October 16, 2017.

“Contract” shall mean any written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Employee Plan” shall mean each employee benefit plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, pension arrangement, provident fund (Keren Hishtalmut), termination pay, deferred compensation, performance awards, stock or stock-related awards, options, fringe benefits or other benefits or remuneration maintained by the Company or its Subsidiaries or to which the Company or its Subsidiaries contributes or could otherwise reasonably be expected to have any liability, in each case, as of the date hereof, for the benefit of current or former employees, in each case, excluding plans or other arrangements sponsored in whole or in part by any Governmental Authority.

“Environmental Law” shall mean any applicable Law relating to the protection of the environment, natural resources or human health or safety (as human health or safety relates to the exposure to Hazardous Substances), or to the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, supranational and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Authority granted to, provided or made available to, or enjoyed by the Company, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation.

“Hazardous Substance” shall mean any and all substances, materials or wastes defined or regulated as “hazardous”, “toxic waste”, a “pollutant”, or a “contaminant” under any applicable Environmental Law, including petroleum, petroleum products, polychlorinated biphenyls, asbestos and asbestos containing materials and radioactive materials.

“Health Authority” shall mean the Governmental Authorities which administer Health Laws including the FDA, Drug Enforcement Agency, the Ministry of Environmental Protection, the Israeli Ministry of Health and the Israeli Ministry of Agriculture and Rural Development and other equivalent agencies or authorities.

“Health Law” shall mean any applicable Law of any Governmental Authority (including multi-country organizations) pertaining to the safety, efficacy, quality, pricing and reimbursement of medicinal and pharmaceutical products, including applicable Laws relating to good laboratory or clinical practices, investigational use, research, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be recorded as capital leases in accordance with U.S. GAAP, (f) all reimbursement, payment or similar obligations, contingent or otherwise, in each case under acceptance, letter of credit or similar facilities to the extent drawn upon by the counterparty thereto, and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon, but in each case, excluding any intercompany arrangements between such Person and its wholly-owned Subsidiaries.

“Intellectual Property Rights” shall mean all: (i) trademarks and service marks, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patent applications; (iii) trade secrets; (iv) Internet domain names; (v) registered and unregistered copyrights, and applications for registration thereof; and (vi) any similar intellectual property or proprietary rights.

“Intervening Event” shall mean a material Change with respect to the Company or any of its Subsidiaries first occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall the following Changes constitute an Intervening Event: (a) the receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or consequence thereof or (b) the fact that the Company or any of its Subsidiaries meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“Knowledge” of the Company, with respect to any matter in question, shall mean (a) the actual knowledge of the Company’s Chief Executive Officer and/or Chief Financial Officer after reasonable inquiry of any other employee having primary responsibility for the relevant matter and (b) solely with respect to their respective areas of primary responsibility, the actual knowledge of the individuals listed in Section 1.1(b) of the Disclosure Letter. For the avoidance of doubt, with respect to matters involving Intellectual Property Rights, “Knowledge” does not require the Company (or any of its directors, officers, or employees) to have conducted, or obtained, or to conduct or obtain, any freedom-to-operate inquiries, searches, or opinions or similar inquiries, searches, or opinions or any patent, trademark or other Intellectual Property Rights clearance or availability searches, and no knowledge of any third-party patent, trademark or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches (and is not otherwise known) to the extent that they are not conducted or obtained will be imputed to the Company or any of its directors, officers, or employees.

“Law” shall mean any and all applicable federal, state, local, municipal, supranational, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding, brought by or pending before any Governmental Authority or arbitrator.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with U.S. GAAP).

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by another Person and licensed or sublicensed to the Company or its Subsidiaries or for which the Company or its Subsidiaries has obtained a covenant not to be sued.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance, option, right of first refusal or preemptive right.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“OCS” shall mean the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Innovation Law, 5744-1984, which shall be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries.

“Parent Material Adverse Effect” shall mean any Change that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Nominees” shall mean Amos Anatot, Alon Shmuel Granot and Ari Rosenthal who are nominees designated by Parent to be included in the Proxy Statement as the Company’s nominees for directors at the Company Shareholders Meeting, each of which has provided on or prior to the date hereof (i) a duly completed Israeli law certification and directors and officers questionnaire in the forms previously provided by the Company to Parent as well as a professional CV, and (ii) an irrevocable letter of resignation and undertaking substantially in the form of Exhibit A attached hereto, pursuant to which such person (A) resigns from the Company’s Board effective automatically upon the occurrence of both (I) the beneficial ownership of Parent and its Subsidiaries in the Company Shares falling below 10% of the then-outstanding Company Shares (disregarding, for the purpose of such calculation, dilution resulting from issuances of Company Shares after the date hereof) and (II) the written request of the Company Board (excluding the Parent Nominees or their successors or alternates) and (B) agrees not to participate in the applicable parts of any meeting of the Company’s Board or any committee thereof at which the Merger and the other transactions contemplated by this Agreement are or are to be discussed (provided that such Parent Nominee shall be permitted to attend parts of the meeting at which other matters are or are to be discussed) pursuant to and to the extent required by, and recuse himself in accordance with, Section 7.3(b) and to acknowledge that such Parent Nominee shall not request any materials to the extent pertaining to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

“Paying Agent” shall mean American Stock Transfer & Trust Company, LLC or such other paying agent agreed between the parties prior to the Closing.

“Permitted Liens” shall mean (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation for which adequate accruals have been established in accordance with U.S. GAAP, (ii) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with U.S. GAAP, (iii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights, in each case that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (iv) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice with respect to obligations which are not delinquent or are being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with U.S. GAAP, (v) Liens (other than Liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, permits, restrictive covenants, encroachments, restrictions or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities and other similar matters that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vi) Liens disclosed in Section 1.1(c) of the Company Disclosure Letter, (vii) interests of any lessor or lessee (in their ordinary course capacities as such) in any real properties and interests in real properties leased or operated by the Company or any of its Subsidiaries, (viii) transfer restrictions on any securities of the Company imposed by applicable Law, (ix) in the case of any Contract entered into by the Company and/or its Subsidiaries, Liens that are restrictions on the transfer or assignment thereof that are included in the terms such Contracts, (x) Liens that are specifically reflected in the most recent balance sheet filed with the SEC by the Company prior to the date of this Agreement and (xi) any other Liens or imperfections in title which, individually or in the aggregate, would not reasonably be expected to materially impair or interfere with the use of the property encumbered thereby as currently used and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933.

“Subsidiary” or “Subsidiaries” of any Person shall mean any other Person (a) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such second Person, (b) of which at least a sufficient amount of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the first Person and/or by one or more of its Subsidiaries or (c) of which such first Person is a general partner or managing member. The parties agree to the matters set forth in Section 1.1(d) of the Disclosure Letter.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal received after the date of this Agreement which the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, considering such factors as the Company Board considers to be appropriate (including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such proposal), is on terms that, if consummated, are more favorable from a financial point of view to the Company Shareholders than the Merger; provided, however, that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Transaction” shall have the meaning assigned to such term herein, except that the references to “twenty-five percent (25%)” and “seventy-five percent (75%)” in such definition shall be deemed to be references to “fifty percent (50%)”.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean all Israeli, U.S. federal, state, local and foreign taxes, charges, fees, imposts, levies or other assessments which are imposed by a Taxing Authority, including all income, franchise, gross receipts, capital, capital stock, ad valorem, social security, social insurance, severance, stamp, occupation, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, fees, charges or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means the United States Internal Revenue Service, the ITA or any other Governmental Authority (whether state, local or non-U.S.) responsible for the administration of any Tax.

“U.S. GAAP” shall mean Generally Accepted Accounting Principles in the United States.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder, 102 Trustee, holders of Company Option holders, holders of Company RSUs and the Paying Agent pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, provided they include such instructions, and further provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

Section 1.2 Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Transaction Agreement	Section 5.3(a)
Agreement	Preamble
Approval	Section 3.4
Capitalization Date	Section 3.5(a)
Cash Award	Section 2.7(c)(ii)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.2
Closing	Section 2.2
Closing Date	Section 2.2
Closing Option Consideration	Section 2.7(c)(i)
Closing RSUs Consideration	Section 2.7(c)(i)
Closing Warrant Consideration	Section 2.7(c)(i)
Code	Section 2.13(a)
Collective Bargaining Agreement	Section 3.16(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 RSUs	Section 2.8(d)(i)

Term	Section Reference
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Recitals
Company Board Recommendation Change	Section 5.3(a)
Company Cure Period	Section 9.1(e)
Company Disclosure Letter	Article III
Company Nominee	Section 7.3(a)
Company Reports	Section 3.7(a)
Company Securities	Section 3.5(b)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Company Shares	Section 2.7(a)(i)
Company Subsidiaries	Section 3.6(a)
Continuing Employees	Section 6.2(a)
control	Section 1.1
controlled by	Section 1.1
under common control with	Section 1.1
D&O Insurance	Section 6.1(c)
Divestiture	Section 7.2(d)(i)
Effective Time	Section 2.3
Exchange Fund	Section 2.8(b)
Excluded Employee Plan	Section 6.2(b)
Financial Statements	Section 3.7(c)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.7(a)
Investments Law	Section 3.14(p)
ITA	Section 2.13(a)
Lease	Section 3.11(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.10(a)
Material Contracts	Section 3.10(a)
Maximum Annual Premium	Section 6.1(c)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Notification	Section 7.2(a)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
Options Tax Ruling	Section 7.7(a)
Outside Date	Section 9.1(c)
Parent	Preamble
Parent Cure Period	Section 9.1(g)
Parent Retention Plan	Section 6.4
Payor	Section 2.13(a)
Permits	Section 3.17(a)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.13(g)

Term	Section Reference
Recommendation Change Notice	Section 5.3(b)
Restricted Actions	Section 7.3(b)
Rothschild	Section 3.22
Subsequent Option Consideration	Section 2.7(c)(ii)
Subsequent RSU Consideration	Section 2.7(c)(ii)
Surviving Company	Section 2.1
Tax Returns	Section 3.14(a)
Termination Fee	Section 9.3(b)
Transaction Expenses Amount	Section 3.26
Uncertificated Shares	Section 2.8(c)
VAT	Section 3.14(q)
Vesting Date	Section 2.7(c)(ii)
willful breach	Section 9.2
Withholding Drop Date	Section 2.13(b)
Withholding Tax Ruling	Section 7.7(b)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g) Unless otherwise indicated, terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(h) Unless otherwise indicated, the terms “Dollars” and “$” mean U.S. dollars.

(i) Unless otherwise indicated, the term “NIS” means Israeli New Shekels.

(j) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(k) Unless otherwise indicated, references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.3(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

(l) Unless otherwise indicated, references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(m) Unless otherwise indicated, references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, in each case, through the date of this Agreement.

(n) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more covenants contained in ARTICLE V. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(o) Documents or other information and materials shall be deemed to have been “made available” by the Company if the Company has delivered such documents by email to Parent or its counsel, in each case, at least one (1) Business Day prior to the execution and delivery of this Agreement by the parties hereto.

(p) Each of the parties hereto acknowledges that it has assessed the risk, uncertainties and benefits of the Merger and this Agreement to which it is a party and the transactions contemplated hereby, and that it has been represented by counsel during the negotiation and execution thereof and, therefore, acknowledges and agrees that, for purposes of interpreting this Agreement, no such party has had any preference in the design of the provisions thereof (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended)), and hereby expressly waives the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2 The Closing.  Unless this Agreement shall have been terminated in accordance with ARTICLE IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in ARTICLE VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date, location or means as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5 Articles of Association.  At the Effective Time, the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

Section 2.6 Directors and Officers.

(a) Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b) Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

Section 2.7 Effects on Share Capital.

(a) Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Conversion of Company Shares.  Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive $11.90 (eleven U.S. Dollars and ninety cents) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld (subject to Section 2.13 and Section 7.7), upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii) Parent-Owned Shares and Stock Held in Treasury.  Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii) Share Capital of Merger Sub.  Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Company and such

Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time, if any, shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b) Adjustment to the Merger Consideration.  Without limiting the other provisions of this Agreement, including Section 5.1 hereof, the Merger Consideration shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Treatment of Other Company Equity Securities.

(i) At the Effective Time, each Company Option, Company Warrant and Company RSU that is outstanding and, if applicable, unexercised, immediately prior to the Effective Time, shall be canceled in exchange for the right to receive the following:

(A) at Closing a lump sum cash payment (without interest and less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.7)) equal to:

(1) with respect to the portion, if any, of each Company Option that is vested in accordance with its terms at or prior to Closing (the “Vested Option Portion”), the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Vested Option Portion and (y) the total number of shares underlying such Vested Option Portion (the “Closing Option Consideration”),

(2) with respect to the Company Warrant, the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Company Warrant and (y) the total number of shares underlying such Company Warrant (the “Warrant Consideration”), and

(3) with respect to the portion of each Company RSU that is vested in accordance with its terms at or prior to Closing (the “Vested RSU Portion”), the product of (x) the Merger Consideration and (y) the number of Company Shares subject to such Vested RSU Portion (the “Closing RSUs Consideration”), and

(B) within ten (10) days following the applicable Vesting Date (as defined below) (or on such earlier date as Parent determines is required in order to avoid the imposition of penalties under Section 409A of the Code), a lump sum cash payment (without interest and less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.7)) equal to:

(1) with respect to the portion of each Company Option that is unvested as of the Effective Time and that is scheduled to vest by its terms (as such terms are in effect on the date hereof) on a regular vesting date occurring after the Closing Date and on or before January 1, 2019 (or, in the case of a Company Option listed on Section 2.7(c) of the Company Disclosure Letter, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the Closing Date, under, and solely to the extent required by, the terms of such Company Option as in effect on the date hereof) (any such date or event, an “Option Vesting Date” and each such portion, the “Unvested Option Portion”), and provided that the holder of such Unvested Option Portion is still employed by the Company, Parent or a subsidiary thereof on such Option Vesting Date, an amount in cash (without interest) equal to the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Unvested Option Portion and (y) the total number of shares underlying such Unvested Option Portion that would have vested on such Option Vesting Date (as applicable, the “Subsequent Option Consideration”), and

(2) with respect to the portion of each Company RSU that is unvested as of the Effective Time and that is scheduled to vest by its terms (as such terms are in effect on the date hereof) on a regular vesting date occurring after the Closing Date and on or before January 1, 2019 (or, in the case of a Company RSU listed on Section 2.7(c) of the Company Disclosure Letter, a regular vesting date or a “double trigger” vesting event, in either case occurring following the Closing Date, under, and solely to the extent required by, the terms of such Company RSU as in effect on the date hereof) (any such date or event, an “RSU Vesting Date” and together with an Option Vesting Date, a “Vesting Date”, and each such portion, the “Unvested RSU Portion”), and provided that the holder of such Unvested RSU Portion is still employed by the Company, Parent or a subsidiary thereof on such RSU Vesting Date, an amount in cash (without interest) equal to the product of (x) the Merger Consideration and (y) the total number of shares underlying such Unvested RSU Portion that would have vested on such Vesting Date (as applicable, the “Subsequent RSU Consideration”)

(ii) Payments required by Section 2.7(c)(i) above with respect to Company 102 Securities shall be made directly to the 102 Trustee in accordance with Section 2.8(d)(i). Notwithstanding anything to the contrary in this Section 2.7(c), if the exercise price per Company Share subject to any Company Option or Company Warrant is equal to or greater than the Merger Consideration or if the performance-vesting condition applicable to a Company RSU has not been achieved prior to the Closing, such Company Option, Company Warrant or Company RSU, as applicable, shall be canceled at the Effective Time without payment of consideration. From and after the Effective Time, all Company Options, Company Warrants and Company RSUs shall no longer be outstanding and shall cease to exist, and each holder of a Company Option, Company Warrant or Company RSU shall cease to have any rights with respect thereto or arising therefrom, including, without limitation, with respect to any Company Option or Company RSU not listed on Section 2.7(c) of the Company Disclosure Letter, any rights to receive payment with respect to the portion of such award that would or may have vested after January 1, 2019, except the right to receive the Option Closing Consideration, the Warrant Consideration, the RSUs Closing Consideration, the Subsequent Option Consideration or the Subsequent RSU Consideration as applicable, payable hereunder.

(iii) The amount of cash each holder of Company Options, Company Warrants or Company RSUs is entitled to receive at Closing or at each Vesting Date for the Company Options, Company Warrants or Company RSUs, as applicable, held by such holder pursuant to Section 2.7(c)(i) above shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all Company Options, Company Warrants and Company RSUs held by such holder and payable in connection with the Closing or at each Vesting Date, as the case may be.

(iv) As of the Effective Time, each Company Share Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its Subsidiaries shall be canceled.

(v) Prior to the Effective Time, the Company shall adopt resolutions and use commercially reasonable efforts to take other actions that are necessary under the Company Share Plans and/or award agreements, and shall provide the holders of Company Options and Company RSUs with notice of their rights with respect to any such Company Options or Company RSUs, as applicable, as provided herein, in each case to the extent required by the terms of the applicable Company Share Plan or award agreement in order to effectuate the provisions of this Section 2.7(c).

Section 2.8 Payment Procedures.

(a) Paying Agent; Information Agent.  Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall (i) enter into and deliver to the Company an agreement with the Paying Agent in a customary form reasonably satisfactory to the Company; and (ii) at the request of the Company, engage an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in customary form reasonably satisfactory to the Company.

(b) Exchange Fund.  On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding Company Shares issued upon previous exercise or settlement of Company 102 Securities (“Company 102 Shares”) in respect of which payment shall be transferred directly to the 102 Trustee) pursuant to the provisions of this ARTICLE II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this ARTICLE II (such cash amount being referred to herein as the “Exchange Fund”). Parent shall be responsible for all fees and expenses of the Paying Agent. The Exchange Fund, once deposited with the Paying Agent, shall, pending its disbursement to the holders of Company Shares, be held in trust for the benefit of holders of Company Shares and shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in short term obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America with maturities of no more than thirty (30) days. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this ARTICLE II.

(c) Payment Procedures with respect to Company Shares.  Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) and other than Company 102 Shares (A) a letter of transmittal in customary form reasonably satisfactory to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or transfer of the Uncertificated Shares, as the case may be, to the Paying Agent) (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 7.7), the Code, or any applicable provision of state, local, Israeli or foreign Law, and/or (C) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this ARTICLE II (including customary provisions with respect to delivery of an “agent’s message” with respect to Uncertificated Shares). Upon surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Paying Agent, together with the Letter of Transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.7), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent in the case of a book-entry transfer of Uncertificated Shares, together with the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.7), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. Parent shall cause the Paying Agent to accept such Certificates and transferred Uncertificated Shares upon compliance with the foregoing exchange procedures. Payments and deliveries to be made under this Section 2.8(c) shall be made in U.S. dollars by check or wire transfer of immediately available funds as promptly as practicable after receipt by the Paying Agent of such Certificates or Uncertificated Shares.

Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.8(d).

(d) Payment Procedures With Respect to Vested Option Portions, Vested RSU Portions and Company 102 Shares.

(i) (A) Immediately after the Effective Time, Parent shall transfer (1) the aggregate Closing Option Consideration with respect to the Vested Option Portions subject to Section 102 of the Ordinance (the “Company 102 Options”), (2) the aggregate Closing RSUs Consideration with respect to the Vested RSU Portions granted under Section 102 of the Ordinance (the “Company 102 RSUs” and, together with the Company 102 Options, the “Company 102 Securities”), and (3) the aggregate Merger Consideration with respect to Company 102 Shares, to the 102 Trustee, on behalf of holders of Company 102 Options, Company 102 RSUs and Company 102 Shares, as the case may be, and (B) promptly following each Vesting Date, Parent shall transfer (1) the aggregate Subsequent Option Consideration payable as of such Vesting Date with respect to Unvested Option Portions that are Company 102 Options and (2) the aggregate Subsequent RSUs Consideration payable as of such Vesting Date with respect to Unvested RSU Portions that are Company 102 RSUs, to the 102 Trustee, on behalf of holders of such Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Options Tax Ruling, if obtained ((A) and (B) together, the “102 Amounts”) or, if such transfer timing is not permitted by the Options Tax Ruling, if obtained, Parent shall transfer the 102 Amounts to the 102 Trustee immediately after the Effective Time. The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee to the beneficial holders of the Company 102 Securities and Company 102 Shares, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall promptly deposit the aggregate Closing Option Consideration and Closing RSUs Consideration with respect to the Vested Option Portions and the Vested RSU Portions (other than Company 102 Securities) pursuant to Section 2.7 with the Company or, if applicable, its relevant engaging Subsidiary at one or more accounts designated by the Company prior to Closing for the benefit of the holders of the Vested Option Portions and the Vested RSU Portions (other than Company 102 Securities), which amounts shall be paid by the Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings, as promptly as practicable after the Effective Time.

(e) Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f) No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this ARTICLE II.

Section 2.9 No Further Ownership Rights in Company Shares.  From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

Section 2.10 Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify Parent from and against any losses in connection therewith but without requirement to post a bond (such affidavit to be in a form attached to the Letter of Transmittal), and thereupon such holder shall be deemed for purposes hereof as if it held a Certificate at the Effective Time.

Section 2.11 No Interest.  No interest shall accumulate on any amount payable in respect of any Company Shares, Company Warrants, Company Options or Company RSUs in connection with the Merger.

Section 2.12 Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.13 Withholding Tax

(a) Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986 (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Warrants, Company Options or Company RSUs provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this ARTICLE II, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Warrant Consideration or the Closing Option Consideration, Closing RSUs Consideration, Subsequent Option Consideration or Subsequent RSUs Consideration, as applicable, payable to such holder of record of Company Shares, Company Warrant, Company Options or Company RSUs, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required, and then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor withholds any amounts with respect to Israeli Taxes, such Payor shall provide the affected Person, as soon as practicable (but no later than within fourteen (14) Business Days), with sufficient evidence regarding such withholding.

(b) Notwithstanding the provisions of Section 2.13(a) above, and provided that the Company has presented a Valid Tax Certificate, exempting Parent from withholding Taxes upon payment of any consideration to the Paying Agent, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement. If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date) as determined by Parent and the Paying Agent.

(c) With respect to non-Israeli resident holders of Company Options, Company Warrants, Company RSUs or Company Shares, who are or were engaged by any non-Israeli Subsidiary of the Company, and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders will provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the corresponding section or subject of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in any form, report, schedule, statement or other document filed with, or furnished to, the SEC by the Company, in each case, after December 31, 2015 and prior to the date hereof and publicly available prior to the date hereof (excluding, in the case of clause (ii), any disclosures related to risk factors, any forward-looking disclosures or any other statements that are non-Company specific, non-factual, predictive or cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Good Standing and Qualification.  The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement, the Company is qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

Section 3.2 Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the approval of the holders of a majority of the Company Shares voted (in person or by proxy) on such matter (excluding (i) any absentee votes and (ii) Company Shares held by Parent or deemed to be held by Parent pursuant to the ICL) at a meeting of the Company Shareholders duly called and held for such purpose (with respect to the Merger, such approval, the “Company Shareholder Approval”) and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. No additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or, subject to obtaining the Company Shareholder Approval, the consummation of the Merger and the other transactions contemplated hereby. At a meeting duly called and held prior to the execution of this Agreement in compliance with the articles of association of the Company (“Charter Documents”) and applicable Laws, the Company Board has unanimously: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) made the Company Board Recommendation.

Section 3.3 Non-Contravention.  The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (a) subject to obtaining the Company Shareholder Approval, violate or conflict with any provision of the Charter Documents or equivalent documents of any of its Subsidiaries, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, and subject to obtaining the Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.4 Required Governmental Approvals.  No consent, clearance, approval or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement and the performance by the Company or any of its Subsidiaries of its obligations hereunder, other than (a) the OCS Notice, (b) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Exchange Act, (d) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (e) approval by the Israeli Investment Center, (f) approval of the Israeli Land Authority and (g) such other Approvals the failure of which to make or obtain have not had and would not reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.5 Company Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 1,000,000 divided into 100,000,000 Company Shares, NIS 0.01 par value per share. At the close of business on October 25, 2017 (the “Capitalization Date”), (i) 23,428,099 Company Shares were issued and outstanding, and (ii) there were (A) outstanding Company Options to purchase 1,860,962 Company Shares with a weighted average exercise price of $8.22, (B) outstanding one (1) Company Warrant to purchase 200,000 Company Shares with an exercise price of $9.01 per underlying Company Share, (C) 679,133 outstanding Company RSUs and (D) 225,693 Company Shares reserved for future grants under the Company Share Plans. Except as set forth above in this Section 3.5(a), at the close of business on the Capitalization Date, no shares or other securities (convertible, exchangeable, exercisable or otherwise) of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Except as set forth in Section 3.5(a), there are (i) no outstanding shares of, or other equity or voting interest (including any voting debt) in, the Company, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of, or other equity or voting interest (including any voting debt) in, the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company or its Subsidiaries, or that obligates the Company or its Subsidiaries to issue, any shares of, or other equity or voting interest (including any voting debt) in, or any securities convertible into or exchangeable or exercisable for shares of, or other equity or voting interest (including any voting debt) in, the Company, or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or voting securities (including any voting debt) of the Company, (iv) no obligations of the Company or its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable or exercisable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the share capital of the Company, Company Options, Company Warrants and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or its Subsidiaries to make any payments based on the price or value of any of the foregoing described in clauses (i)-(iv).

(c) Section 3.5(c) of the Company Disclosure Letter sets forth a list, on a holder by holder basis, of each Company Warrant, Company Option and Company RSU outstanding as of the Capitalization Date, indicating (A) whether such Company Option or Company RSU is a Vested Option Portion or Vested RSU Portion, as applicable, (B) the applicable vesting schedule, (C) the applicable exercise price, in the case of a Company Option or Company Warrant, (D) the applicable expiration date, in the case of a Company Option or Company Warrant and (E) the Company Share Plan under which such Company Option or Company RSU was granted.

(d) Except for the Charter Documents and for the Amended and Restated Investors’ Rights Agreement made as of September 22, 2013 by and among the Company and the Investors listed in Schedule A thereto, the Company is not a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call or put options or rights of first refusal or other similar rights with respect to any Company Securities.

Section 3.6 Subsidiaries.

(a) The Subsidiaries of the Company are as set forth in Section 3.6 of the Company Disclosure Letter (collectively, the “Company Subsidiaries”). All of the issued and outstanding capital stock of each of the Company Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and fully owned by the Company, free and clear of any Liens (other than restrictions on transfer arising under applicable securities

Laws). None of the Company Subsidiaries owns any securities or interests of the type described in the definition of Company Securities, mutatis mutandis.

(b) The Company owns no share capital, membership interests, partnership interests, interests in any corporation or other entity (including partnership, limited liability company and other business association) or other equity interests in any Person (other than the Company Subsidiaries).

Section 3.7 Company Reports; Financial Statements.

(a) Since December 31, 2014, the Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws (all such forms, reports and documents, including exhibits and schedules, filed or furnished since December 31, 2014, together with any amendments thereto, the “Company Reports”). As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed or furnished, and (ii) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, as of the date hereof, no Company Report is the subject of ongoing review, comment or investigation by the SEC.

(b) The Company has at all times since September 26, 2013 been, and as of the date hereof is, a “foreign private issuer” as such term is defined in the Exchange Act.

(c) The consolidated annual financial statements of the Company and its Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, and (ii) in each case were prepared in accordance with U.S. GAAP consistently applied during the periods and at the dates involved (except in the case of this clause (ii) as may be indicated therein or as otherwise permitted by the SEC with respect to unaudited interim financial statements). None of the Company’s Subsidiaries is subject to periodic reporting requirements of the Exchange Act.

(d) The Company maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known by such individuals that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud known by such individuals, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2014 to the date hereof.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with U.S. GAAP.

Section 3.8 No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise), other than (a) Liabilities reflected or reserved in the Company Balance Sheet, (b) Liabilities incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (d) Liabilities arising under the terms of any Contract or permit binding upon the Company or any of its Subsidiaries that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Absence of Certain Changes.

(a) Since December 31, 2016 through the date hereof, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date hereof (i) except for actions taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and (ii) none of the Company or any of its Subsidiaries has taken any action that would have required the consent of Parent under Sections 5.1(b)(i), (iv), (v), (viii), (x), (xi), (xii) or (xiv).

Section 3.10 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” of the Company or its Subsidiaries shall mean (all such Material Contracts which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or assets are bound, the “Material Contracts”):

(i) any Contract listed or required to be listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii) any Contract that requires payments from or to the Company or any of its Subsidiaries of more than $500,000 during the past twelve (12) month period or during the twelve (12) month period following the date hereof and is not cancelable by the Company or its Subsidiaries without any financial or other penalty upon notice of ninety (90) days or less;

(iii) any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity (whether a corporation, limited liability company or any other entity type) or similar arrangement;

(iv) any Contract (other than any Contract whose only parties are the Company and/or its Subsidiaries) relating to Indebtedness for borrowed money owing or guaranteed by the Company or its Subsidiaries, other than any Contract relating to Indebtedness with an outstanding principal amount of less than $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Contract under which the Company or its Subsidiaries has made any advance, loan, extension of credit or capital commitment to, or other investment in, any Person in excess of $250,000 (other than the Company or its Subsidiaries and except for any extensions of trade credits in the ordinary course of business consistent with past practice);

(vi) any Contract (A) that contains a license in respect of Intellectual Property Rights where such license is material to the business of the Company or its Subsidiaries (except for (1) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software, (2) non-exclusive licenses of Intellectual Property Rights incidental to the sale or purchase of products or services in the ordinary course of business consistent with past practice) or (B) for the development (by itself or through a third party) of any Intellectual Property Rights material to the current products of the Company or the manufacturing thereof;

(vii) any Contract to which the Company is a party that contains any continuing covenant by, or restriction on, the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, in each case other than such Contracts that may be canceled without liability to the Company or any of its Subsidiaries without notice;

(viii) any Contract providing for (x) Government Grants from the OCS or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations (i.e., Kitvei Ishur), or (y) material Government Grants from any other Governmental Authority;

(ix) any Contract with any directors, executive officers (as such term is defined in the Exchange Act) or five-percent stockholders of the Company or any of its Affiliates or immediate family members;

(x) any Contract providing for material “earn-outs” or other material contingent payments by the Company or any of its Subsidiaries other than those with respect to which there are no further obligations under such provisions;

(xi) any Contract entered into after January 1, 2015, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business (or assets comprising all or part of a business) or capital stock or other equity interest of another Person;

(xii) any Contract involving a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy any material assets, rights or properties of the Company; and

(xiii) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Section 3.10(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) as of the date of this Agreement, and a true, accurate and complete copy of each such Material Contract has been provided to Parent prior to the date of this Agreement.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and enforceable against the Company and its Subsidiaries party thereto, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any term of any Material Contract.

Section 3.11 Real Property.

(a) The Company does not own any real property.

(b) Each of the Company and its Subsidiaries has valid leasehold interests in all of the real property leased or subleased to the Company or such Subsidiaries, as applicable (each, a “Lease”), free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease is valid and binding on the Company and its Subsidiaries party thereto and enforceable against the Company and its Subsidiaries party thereto, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Lease and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of any Lease.

Section 3.12 Personal Property.  The Company and its Subsidiaries are in possession of, and have good title to, or valid leasehold interests in or valid rights under contract to use, all of tangible personal properties and assets used by Company and its Subsidiaries in their respective businesses, free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens), (ii) the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries, provided, however, that this subsection (ii) shall not be deemed to constitute a representation of non-infringement, and (iii) there exist no restrictions on the disclosure, use, license or transfer of any Owned Intellectual Property Rights;

(b) the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights are valid and subsisting;

(c) the Company has taken commercially reasonable measures to protect the confidentiality of the material trade secrets that are owned by or exclusively licensed to the Company and any confidential information of any Person to whom the Company owes a confidentiality obligation;

(d) neither the Company nor its Subsidiaries has received any written claim (i) challenging the use or ownership by the Company or its Subsidiaries of any Intellectual Property Rights or (ii) alleging an infringement or misappropriation by the Company or its Subsidiaries of the Intellectual Property Rights of any third party;

(e) (i) to the Knowledge of the Company, no third party is infringing or misappropriating any of the Owned Intellectual Property Rights and (ii) neither the Company nor any of its Subsidiaries are infringing or misappropriating any Intellectual Property Rights owned by any third party;

(f) all of the Company’s and its Subsidiaries’ employees, contractors and consultants who were or are engaged in the development or invention of any Owned Intellectual Property Rights have entered into written agreements with the Company or its Subsidiaries validly and irrevocably assigning to the Company or its Subsidiaries all rights, title and interests in and to such Owned Intellectual Property Rights (or all such rights, title and interests vested in the Company as a matter of law), and, with respect to employees, explicitly waiving all rights to receive royalties or compensation in connection therewith (including under Section 134 of the Israeli Patent Law, 1967) and waiving any applicable non-transferable rights, including moral rights;

(g) (i) none of the Owned Intellectual Property Rights (or, to the Knowledge of the Company, the Licensed Intellectual Property Rights) were, directly or indirectly, in whole or in part: (A) developed by, or on behalf of, or using funding, grants, or subsidies or any resources of, any Governmental Authority or any entity owned or controlled by any Governmental Authority, or any university, college, hospital, military, educational institution, research center or any entity affiliated with such university, college, hospital, military, educational institution or research center, or other organization (“R&D Sponsor ”), (B) developed utilizing any facilities of any R&D Sponsor, (C) developed by any employee, faculty, independent contractor or students of a R&D Sponsor, or (D) to the Knowledge of the Company, developed by any independent contractor who was concurrently working for or providing services to a R&D Sponsor and (ii) in the event that any such funds, grants, subsidies, facilities, employees, faculty, independent contractors, or students were used, such use will not preclude or restrict the sale, transfer, alienation and/or license of any such Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens); and

(h) Section 3.13(h) of the Company Disclosure Letter sets forth a list of all material registrations of or pending applications for registration of Owned Intellectual Property Rights registered to or filed by the Company or any of its Subsidiaries. To the Knowledge of the Company, all such material registrations of Licensed Intellectual Property Rights and Owned Intellectual Property Rights are valid, enforceable, and subsisting. All necessary registration, maintenance and renewal fees in connection with all such material registrations of Owned Intellectual Property Rights have been paid.

Section 3.14 Tax Matters.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof:

(a) the Company and its Subsidiaries (i) have properly completed and timely filed (taking into account any extensions of time in which to file) all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes (“Tax Returns”) required to be filed with any Taxing Authority by the Company and (ii) have paid, or adequately reserved (in accordance with U.S. GAAP) on the most recent financial statements contained in the Company Reports publicly available prior to the date of this Agreement for the payment of, all Taxes (whether or not shown on any Tax Return) required to be paid. All such Tax Returns were complete and accurate in all material respects and have been prepared in compliance with applicable Law. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company or its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. The Company and its Subsidiaries are in compliance with, and their records contain all information and documents necessary to comply with, all applicable information reporting under all applicable Tax Laws;

(b) no deficiencies for any Taxes have been asserted in writing or assessed in writing, or, to the Knowledge of the Company, proposed, against the Company or its Subsidiaries that are not subject to adequate reserves on the consolidated Financial Statements of the Company (in accordance with U.S. GAAP as adjusted in the ordinary course of business), nor has the Company or its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, and there are no Liens (other than Permitted Liens) on any of the assets of the Company for Taxes;

(c) no audit of any Tax Return of the Company or its Subsidiaries is presently in progress, nor has the Company or its Subsidiaries been notified in writing of any request for such an audit;

(d) no action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened in writing against the Company or its Subsidiaries with respect to Taxes for which the Company may be liable;

(e) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries;

(f) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary group for purposes of filing Tax Returns (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Tax law), as a transferee or successor, by contract, or otherwise;

(g) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries);

(h) no unresolved claim has been made by a Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not pay Taxes or file Tax Returns asserting that the Company or its Subsidiaries is or may be subject to Taxes assessed by such jurisdiction;

(i) there are no Tax rulings, outstanding requests for rulings (including any “taxation decision” (Hachlatat Misui) from the ITA) to which the Company or its Subsidiaries is party;

(j) the Company and its Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of any Government Grants under which material benefits are expected to be obtained and have duly fulfilled in all material respects all the undertakings relating thereto;

(k) the Company and its Subsidiaries are not subject to any restrictions or limitations pursuant to Part E2 of the Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2;

(l) each of the Company Share Plans has received a favorable determination or approval letter from, or is otherwise approved by, the ITA in accordance with Section 102(b)(2) of the Ordinance and all Company Options and Company RSUs purported to be granted and Company Shares purported to be issued under Section 102(b)(2) and Section 102(b)(3) of the Ordinance were and are in compliance with the applicable requirements of Section 102(b)(2) and Section 102(b)(3) of the Ordinance (and any written requirements, regulations and rules promulgated thereunder);

(m) the Company and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws;

(n) the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance;

(o) the Company and its Subsidiaries are in compliance with the terms, conditions and requirements of the Law for the Encouragement of Capital Investment, 5719-1959 (the “Investments Law”) and of the Approval Confirmations (kitvei ishur), to the extent applicable, issued to the Company and its Subsidiaries pursuant thereto; and

(p) the Company and its Israeli Subsidiaries are duly registered for the purposes of Israeli Value Added Tax (“VAT”) and have complied with all requirements concerning VAT and have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Knowledge of the Company, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by any of them.

Section 3.15 Employee Plans.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan.

(b) Each Employee Plan has been maintained, operated and administered in compliance with its terms and with applicable Law, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the execution or delivery by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or the Company Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(d) Neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for (i) any postemployment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or other applicable Law, or (ii) final average pay or other defined benefit pension benefits.

(e) There has been no change to the compensation, benefits or other employment terms and conditions of any employee of the Company or any of its Subsidiaries since August 24, 2017 other than in the ordinary course of business consistent with past practice.

(f) The Company’s or its applicable Subsidiaries’ obligations to provide severance pay to its Israeli employees and vacation and any contributions to pension arrangements and provident funds have been fully funded, or if not required under any applicable Law or Contract to be fully funded, are accrued on the Company’s financial statements (including with regard to any period of employment with a previous employer in the case of employees who transferred to the employment of the Company with continuity of entitlements), in each case, other than immaterial amounts.

Section 3.16 Labor Matters.

(a) The Company is not a party, nor subject to, to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company (each, a “Collective Bargaining Agreement”) or any extension order, except for Collective Bargaining Agreements applicable to all employees in Israel.

(b) No Collective Bargaining Agreement is being negotiated by the Company, and to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company.

(c) There is not, and since January 1, 2016 there has not been, any strike, lockout, slowdown, or work stoppage against the Company pending or, to the Knowledge of the Company, threatened.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in material compliance with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, discrimination in employment and employee health and safety, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951).

(e) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company (i) has withheld all amounts required by applicable Law or Contract to be withheld from the wages, salaries, and other payments to employees, and (ii) is not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

Section 3.17 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are in, and have since December 31, 2014 been in, compliance (i) in all material respects with all Laws and Orders applicable to the Company or its Subsidiaries (including the Foreign Corrupt Practices Act (15 U.S.C. §§78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, Sections 291 and 291A of the Israeli Penal Law, 1977, or any other applicable Law related to anti-corruption or anti-bribery), and (ii) with all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), in the case of this clause (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits is pending or, to the Knowledge of the Company, threatened, except for such non-possession, noncompliance, suspensions or cancellations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have all Permits necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such failure to have such Permits that has had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all, and have no Liabilities under any, applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries has released any Hazardous Substance into the environment at any property that any of them owned, leased or currently leases in violation of any applicable Environmental Law or in a manner which has given rise to any investigatory, corrective or remedial obligations pursuant to applicable Environmental Laws, and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending Legal Proceedings or investigations alleging noncompliance on the part of the Company or any of its Subsidiaries with, or Liability of the Company or any of its Subsidiaries under, any applicable Environmental Law.

Section 3.19 Litigation.  Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not, as of the date hereof, reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement, (i) there is no Legal Proceeding, or to the Knowledge of the Company, any investigations, pending against or, to the Knowledge of the Company, threatened against, the Company, its Subsidiaries or any of the properties of the Company or its Subsidiaries, or any present or former director or officer of the Company or its Subsidiaries in such Person’s capacity as a director or officer of the Company or its Subsidiaries and (ii) there is no Order, whether civil, criminal or administrative, outstanding by which the Company or its Subsidiaries are bound.

Section 3.20 Regulatory Matters.  The Company and its Subsidiaries have filed with the applicable regulatory authorities (including Health Authorities) all required filings, declarations, listings, registrations, reports or submissions, except for those filings, the failure to make which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable Laws when filed, and no deficiencies have been asserted in writing by any applicable Governmental Authority to the Company or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except for such noncompliance or deficiencies that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, investigations, suits, claims, actions or proceedings against the Company or any of its Subsidiaries alleging any violation of, relating to or arising under the Health Laws, and neither the Company nor any of its Subsidiaries has received any written notices or other correspondence from a Health Authority alleging any violation of Health Laws.

Section 3.21 Insurance.  Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all policies of insurance maintained by the Company or its Subsidiaries are in full force and effect, (ii) no written notice of cancellation has been received by the Company or its Subsidiaries with respect to such policies (other than in connection with ordinary renewals), and (iii) to the Knowledge of the Company, there is no existing default or event which, with the giving of notice or lapse of time or both, would reasonably constitute a default, by any insured thereunder.

Section 3.22 Brokers.  Except for Rothschild Inc. and RCF (Israel) BV (collectively, “Rothschild”), there is no investment banker, broker or finder who is entitled to any brokerage, finder’s or other fee or commission payable by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.23 Opinion of Financial Advisor.  The Company Board has received the opinion of Rothschild, financial advisor to the Company Board, to the effect that, as of the date of such opinion, and subject to and based upon the various qualifications and assumptions set forth therein, the Merger

Consideration is fair, from a financial point of view, to the holders of Company Shares (other than Parent and its Affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub, but the Company shall provide such opinion to Parent for information purposes promptly after the date hereof.

Section 3.24 Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.25 Proxy Statement.  None of the information contained or incorporated by reference in the Proxy Statement will, on the date it is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading when taken into account with any subsequent modifying, amending and/or supplementing information furnished by the Company to the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections) at least ten (10) Business Days prior to the date of the Company Shareholders Meeting. On the date it is first mailed to the Company Shareholders and on the date filed with the SEC, the Proxy Statement shall comply as to form in all material respects with the requirements of the ICL and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company as to the accuracy of any information supplied by Parent or Merger Sub or any of their Subsidiaries, directors, officers, employees, agents or other representatives specifically for inclusion or incorporation by reference in any such document.

Section 3.26 Transaction Expenses.  The Transaction Expenses Amount does not exceed the amount set forth in Section 3.26 of the Company Disclosure Letter. “Transaction Expenses Amount” means the aggregate amount of any and all costs, fees and expenses incurred by or on behalf of, or paid or to be paid by, the Company or any of its Subsidiaries or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the negotiation, preparation, documentation or execution of this Agreement or the performance or consummation of the transactions contemplated hereby, including (a) all costs, fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts or similar Persons in connection with the transactions contemplated hereby, whether or not such costs, fees and expenses have been assessed or billed prior to the Closing; (b) all brokers’, investment banking, finders’ or similar fees in connection with the transactions contemplated hereby (including all fees payable to Rothschild); (c) the amount of any change of control, severance, retention, or transaction bonus to be paid to any current or former director, manager, officer, employee, agent, consultant, contractor, advisor or other representative of the Company or any of its Subsidiaries which is contingent upon, or is triggered or accelerated by reason of or as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby; and (d) any Taxes payable or borne by the Company or any of its Subsidiaries with respect to any of the foregoing.

Section 3.27 Product Liability.  Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company has no liabilities arising out of a product it designed, formulated, manufactured or sold being materially defective or not in conformity in all material respects with the applicable product specification, applicable express or implied warranties or applicable law, (b) since January 1, 2015, the products designed, developed, manufactured or sold by the Company or any of its Subsidiaries have not been the subject of any recall or other similar action, and (c) there are no pending or, to the Knowledge of the Company, threatened market recalls in respect of any such products.

Section 3.28 Related Party Transactions.  Except for employment-related Contracts or Employee Plans, as of the date hereof there are no Contracts, and since December 31, 2016, there have not been any Contracts, arrangements or transactions, between or among the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present executive officer or director of the Company or any of its

Subsidiaries, (b) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than one percent (1%) of the Company Shares or (c) to the Knowledge of the Company, any affiliate of any of the foregoing Persons.

Section 3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this ARTICLE III or in any closing certificate delivered by the Company, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided by or on behalf of the Company or its Subsidiaries. Without limiting the foregoing, neither the Company nor any other Person on behalf of the Company will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Subsidiaries resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Subsidiaries’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE III.

(b) Except for the representations and warranties expressly set forth in ARTICLE IV or in any closing certificate delivered by Parent or Merger Sub, the Company hereby acknowledges and agrees that (a) none of Parent, its Subsidiaries, its Representatives or any other Person on behalf of Parent or Merger Sub has made or is making any other express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Representatives, whether prior to or after the date hereof, and (b) none of Parent, its Subsidiaries, its Representatives or any other Person on behalf of Parent or Merger Sub will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to the Company, its Subsidiaries or its Representatives resulting from the delivery, dissemination or any other distribution to Company or its Subsidiaries or its Representatives, or the use by the Company or its Subsidiaries or Representatives of any such information provided or made available to any of them by Parent, its Subsidiaries or its Representatives, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Subsidiaries, directors, officers, employees, agents, representatives or advisors in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing and Qualification.  Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent or a wholly owned Subsidiary of Parent.

Section 4.2 Corporate Power; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and, subject to the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). No vote of the holders of any of the issued and outstanding shares of capital stock of Parent is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement. The adoption of this Agreement by Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 4.3 Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.3 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Subsidiaries in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (b) the filings and other Approvals as may be required under the Exchange Act or any other similar Law, (c) the filings and other Approvals as may be required under the rules and regulations of the London Stock Exchange or the Tel Aviv Stock Exchange, and (d) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (i) there is no Legal Proceeding or, to the Knowledge of Parent, any investigation, pending against or, to the knowledge of Parent, threatened against

Parent or any Subsidiary thereof, and (ii) there is no Order, whether civil, criminal or administrative, outstanding against Parent or any Subsidiary thereof.

Section 4.6 Proxy Statement.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending and/or supplementing information furnished by Parent or Merger Sub (including via broad, general public dissemination with respect to typographical errors or similar corrections).

Section 4.7 Ownership of Company Share Capital.  Except for Company Shares held by Parent or its Subsidiaries and disclosed publicly in filings with the SEC, neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary) except pursuant to this Agreement. Except as stated in the preceding sentence, to the knowledge of Parent, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns (beneficially or otherwise) any Company Shares.

Section 4.8 Brokers.  There is no investment banker, broker or finder that has been retained by or on behalf of Parent or Merger Sub who is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement (except for persons whose fees or commissions shall be paid by Parent or Merger Sub or any of their respective Subsidiaries).

Section 4.9 Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement and other immaterial Liabilities incident to its formation or the transactions contemplated hereby.

Section 4.10 No Other Company Representations or Warranties.  Except for the representations and warranties expressly set forth in ARTICLE III or in any closing certificate delivered by the Company, Parent and Merger Sub hereby acknowledge and agree that (a) none of the Company, its Subsidiaries, their respective Representatives or any other Person on behalf of the Company has made or is making any other express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives, whether prior to or after the date hereof, and (b) none of the Company, its Subsidiaries, their respective Representatives or any other Person on behalf of the Company will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub, any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, or any of their respective Representatives, or the use by Parent, Merger Sub, or any of their respective Representatives of any such information provided or made available to any of them by the Company, its Subsidiaries or their respective Representatives, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Subsidiaries, directors, officers, employees, agents, representatives or advisors in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Section 4.11 Shareholder and Management Arrangements.  Except for that certain Tender and Support Agreement, dated as of August 23, 2017, by and between Parent and Paulson & Co. Inc., as of the date hereof, there are no Contracts (whether oral or written) between Parent, Merger Sub or any of their respective Subsidiaries, on the one hand, and any Company Shareholder (in such capacity) or any member of the Company’s management or the Company Board (in each case, in such capacity), on the other hand, (i) relating to the Company or its Subsidiaries or the transactions contemplated by this Agreement or (ii) pursuant to which any Company Shareholder (in such capacity) would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.12 Funds.  Parent and its Subsidiaries will have as of the Closing Date sufficient cash or other sources of immediately available funds to enable Parent to pay all amounts to be paid by Parent in connection with the Closing and to pay all related fees and expenses and to perform the obligations of Parent and Merger Sub required to be performed in connection with the Closing under this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except (i) as expressly required by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1(a) of the Company Disclosure Letter or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, each of the Company and its Subsidiaries shall carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects and, to the extent consistent with past practice, shall use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of the Company and its Subsidiaries with Persons with whom the Company or its Subsidiaries has significant business relations in all material respects and keep available the services of the present key employees in all material respects.

(b) Without derogating from the foregoing, except (i) as expressly required by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following, in each case directly or indirectly:

(i) amend the Charter Documents or any other governing or organizational documents of the Company or of any of the Subsidiaries of the Company, or enter into any agreement with respect to voting or registration of its capital stock or other equity interests;

(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any securities of its Subsidiaries, except for the issuance and sale of Company Shares pursuant to Company Options and Company RSUs outstanding on the date hereof upon the exercise or settlement thereof, as applicable, in accordance with their terms as in effect on the date hereof;

(iii) directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or any securities of its Subsidiaries, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options and Company RSUs in accordance with the terms of such Company Options and Company RSUs as of the date hereof;

(iv) (A) split, combine, subdivide or reclassify any share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by the Company’s wholly owned Subsidiaries to the Company;

(v) completely or partially liquidate the Company or any of its Subsidiaries or adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization with respect to the Company or any of its Subsidiaries, or merge or consolidate with any Person;

(vi) (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities, except for (1) Indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $250,000, and (2) loans, advances or guarantees between the Company and its wholly-owned Subsidiaries, (B) make any loans, advances or capital contributions to or investments in any other Person (other than to the Company’s wholly-owned Subsidiaries), except for business expense advances to Company directors or employees in the ordinary course of business consistent with past practice, (C) mortgage or pledge any of its assets, tangible or intangible (including Owned Intellectual Property Rights or rights under Licensed Intellectual Property Rights) or (D) create any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness permitted under this Section 5.1(b)(vi));

(vii) except as required by applicable Law or the terms of any Employee Plan or Contract as in effect on the date hereof, (A) enter into, adopt, amend in any respect (including acceleration of vesting) or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except for, in the event of termination of an employee pursuant to clause (D), termination of such employee’s employment agreement and removal of such employee from benefits plans in connection therewith, (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any bonus or special remuneration to any director, officer or employee, or pay or agree to pay any payment or benefit not required by any Employee Plan as in effect as of the date hereof, (C) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any Employee Plan, to the extent not already provided in such Employee Plan, (D) terminate the employment of any employee of the Company or any of its Subsidiaries, except that employees may be terminated in the ordinary course of business consistent with past practice, or (E) hire any individual as an employee of the Company or any of its Subsidiaries, except that employees (other than officers or members of management) may be hired in the ordinary course of business consistent with past practice and on terms consistent with the terms of similarly situated employees, provided that (1) the total employee headcount of the Company and its Subsidiaries does not exceed the amount set forth in Section 5.1(b)(vii) of the Disclosure Letter, (2) any agreement entered into with a newly hired employee will not include a notice period longer than 30 days, and will not include severance in excess of that required by applicable Law, equity awards, bonus target or guaranteed bonus, or any retention or other special compensation, and (3) the Company will consult with Parent in advance regarding each new hiring;

(viii) except as may be required as a result of a change in applicable Law or in U.S. GAAP, make any material change in any of the accounting principles or practices used by it;

(ix) make or agree to make any new capital expenditure or other expenditures with respect to property, plant or equipment, except for capital expenditures in the ordinary course of business consistent with past practice to the extent included in (and in accordance with) the Company’s annual expense budget provided to Parent prior to the date of this Agreement, which budget shall remain in effect for purposes of this Section 5.1(b)(ix) until the Closing;

(x) (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock, assets, rights or by any other manner), or invest in, any business (or portion thereof) or other Person or any equity interest therein or other assets or rights for consideration (or any other form of payment) in excess of $100,000 in the aggregate, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other immaterial assets to extent otherwise expressly contemplated pursuant to Contracts in effect as of the date hereof and made available to Parent prior to the date hereof, or (B) other than sales of inventory in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are either material to the Company and its Subsidiaries, taken as a whole, or for consideration in excess of $100,000 in the aggregate;

(xi) sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any Owned Intellectual Property Right or right under any Licensed Intellectual Property Right;

(xii) settle any Legal Proceedings, other than the settlement of any Legal Proceeding (but not criminal or regulatory proceeding) in the ordinary course of business, consistent with past practice, that solely require payments by the Company in an amount not to exceed, individually or in the aggregate, $150,000, and does not involve any admission of wrongdoing or injunctive or other equitable relief;

(xiii) other than in the ordinary course of business consistent with past practice with respect to Material Contracts defined as such, or in the ordinary course of business consistent with past practice with respect to Contracts which would be Material Contracts, in each case pursuant to Section 3.10(ii), (A) enter into any new Contract (including by amendment of any Contract such that such Contract becomes a Material Contract) that would have been a Material Contract if it were entered into prior to the date hereof, (B) terminate any Material Contract, (C) amend or modify in any material respect any Material Contract or (D) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract;

(xiv) make or change any material Tax election, or adopt or change any material accounting method in respect of Taxes, or settle or finally resolve any Tax contest with respect to a material amount of Tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xv) form or join any joint venture or similar arrangement; or

(xvi) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

(d) All notices, request for consents and other communications pursuant to this Section 5.1 shall be in writing and delivered in accordance with Section 10.2 and shall be sent by or to, as the case may be, the respective point of contact of the Company and/or Parent as detailed in Section 5.1 of the Company Disclosure Letter.

Section 5.2 No Solicitation.

(a) The Company shall, and shall cause its Subsidiaries and its and their respective directors and officers and shall use reasonable best efforts to cause its and their respective other Representatives to (x) immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (y) as soon as reasonably practicable after the date hereof demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties relating to a possible Acquisition Proposal.

(b) Subject to the other terms of this Section 5.2 and Section 5.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) other than with Parent, Merger Sub or their respective Representatives and other than, in response to an unsolicited Acquisition Proposal that did not result from a breach of this Section 5.2, solely to inform any Person of the provisions of this Section 5.2, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, execute, enter into, or propose to approve, execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an

Acceptable Confidentiality Agreement entered into in the circumstances referred to in Section 5.2(c)) (A) relating to or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement (an “Alternative Transaction Agreement”) or (iv) grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, the Company may waive any such standstill provision in order to permit a third party to make an Acquisition Proposal).

(c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board (or a committee thereof) may, directly or indirectly through the Company’s Representatives, (i) contact any Person (and its advisors) that has made an unsolicited, bona fide written Acquisition Proposal (which did not result from a breach of this Section 5.2) after the date of this Agreement solely for the purpose of clarifying the terms of such Acquisition Proposal, to the extent necessary and solely to determine whether such proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (ii) if the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that a bona fide, written Acquisition Proposal which did not result from a breach of this Section 5.2 either constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to engage in such discussions or negotiations would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, only with respect to this clause (ii), (A) participate or engage in discussions or negotiations with any such Person regarding such Acquisition Proposal, and (B) furnish to any such Person that has made such an Acquisition Proposal any information relating to the Company or its Subsidiaries and/or afford to any such Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or its Subsidiaries, in each case under clause (A) and this clause (B) pursuant to, and subject to the prior execution of, an Acceptable Confidentiality Agreement. A copy of all such non-public information, and all other access described in the foregoing clause (B), not previously provided to Parent (or its Representatives) shall be provided to Parent as promptly as reasonably practicable, and in any event not more than forty-eight (48) hours, after such information or access, as applicable, has been provided or made available to such Person (or its Representatives). The Company shall notify Parent in writing promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal (or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal) and shall indicate the identity of the Person making the Acquisition Proposal or request and the material terms and conditions of any such Acquisition Proposal (including a copy thereof if in writing and any related material documentation or material correspondence, including proposed agreements), and shall keep Parent reasonably informed, on a reasonably current basis, of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such Acquisition Proposal, including by providing a copy of all material documentation or material correspondence relating thereto, no later than forty-eight (48) hours after the receipt of the Acquisition Proposal or the occurrence of any such material developments, as applicable, including proposed agreements and any material change in its intentions as previously notified.

Section 5.3 Company Board Recommendation.

(a) Except as otherwise expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) adopt a resolution to approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, (iii) if any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, recommend in favor of such Acquisition Proposal, or (iv) at any time after receipt or public announcement of an Acquisition Proposal, fail to publicly recommend against such Acquisition Proposal or fail to publicly reaffirm the Company Board Recommendation, in each case within ten (10) Business Days after receipt of written request by Parent to do so (any action referred to in the foregoing clauses (i), (ii) and (iii), and this clause (iv) being referred to as a “Company Board Recommendation Change”).

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the receipt of the Company Shareholder Approval, if the Company or any of its Subsidiaries receives a bona fide written Acquisition Proposal which did not result from a breach of Section 5.2 and was made after the date of this Agreement and not withdrawn and that the Company Board determines, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, the Company Board may (x) effect a Company Board Recommendation Change and/or (y) subject to the concurrent or prior payment of the Termination Fee to Parent, terminate this Agreement pursuant to Section 9.1(g) in order to, concurrently with such termination, enter into an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that the Company Board may not effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) and this Section 5.3(b) unless and until (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to take such action (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, in each case in and of itself, shall not constitute a Company Board Recommendation Change for purposes of this Agreement) (a “Recommendation Change Notice”), which Recommendation Change Notice shall include a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Superior Proposal, if any, and (B) (x) during such four (4) Business Day period, if requested in writing by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent during the four (4) Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the Superior Proposal would continue to constitute a Superior Proposal and that the failure to effect a Company Board Recommendation Change in response to such Superior Proposal would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law if such adjustments were to be given effect. Notwithstanding anything herein to the contrary, the provisions of this Section 5.3(b) (including the Company’s obligations to provide notice and negotiate in good faith) shall also apply to every subsequent material amendment to any Acquisition Proposal, including any change to the amount or form of consideration contemplated by an Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained herein, the Company or the Company Board shall be permitted to (i) take or disclose any position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act (or take or disclose any position under Israeli Law with similar content), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Acquisition Proposal, (ii) make any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any communication under Israeli Law with similar content) or (iii) make any other disclosure to the Company Shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law; provided, however, that (A) in no event shall this Section 5.3(c) affect the obligations specified in Section 5.3(a) or Section 5.3(b) (or the consequences thereof in accordance with this Agreement) or the definition of Company Board Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Board Recommendation Change unless the Company Board in connection with such communication publicly reaffirms the Company Board Recommendation.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change (solely pursuant to clause (i) of the definition thereof) in response to an Intervening Event, if (i) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect such Company Board Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law; and (ii) (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to effect such Company Board Recommendation Change in respect of such Intervening Event, and describing in reasonable detail the Intervening Event and the reasons for such Company Board Recommendation Change (it being agreed that such notice, in each case in and of itself, shall not constitute such a Company Board Recommendation Change) and (B) (x) during such four (4) Business Days period, if requested in writing by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent during the four (4) Business Days period immediately following the delivery by the Company to Parent of such notice and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect such Company Board Recommendation Change in response to such Intervening Event would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law if such adjustment were to be given effect. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such facts and circumstances, and the four (4) Business Days’ period referred to in clauses (A) and (B) above shall be deemed to have re-commenced on the date of such new notice.

Section 5.4 Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent and its authorized Representatives reasonable access during normal business hours and without unreasonable disruption of normal business activity during the period prior to the Effective Time to the properties, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to (i) any documents or information to the extent that any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) any competitively sensitive information, (iii) any documents or information that, in the reasonable judgment of the Company (based on consultation with counsel), would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iv) any information that would result in a breach of a Contract to which the Company or its Subsidiaries are a party or otherwise bound or would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract and (v) any information that is reasonably pertinent to any litigation in which the Company or its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties; provided, however, that in the case of clauses (i) through (v), the Company shall use its commercially reasonable efforts to obtain any required consents to provide such access, inspections, data or other information and take such other action (such as the redaction of identifying or confidential or competitively sensitive information, entry into a joint defense agreement or other agreement or by providing such access, inspections, data or other information solely to outside counsel to avoid the loss of any privilege or otherwise mitigate any of the matters set forth in any of the clauses (i) through (v)) as is necessary to provide such access, inspections, data or other information to Parent and its Representatives in compliance with applicable Law, and otherwise the Company shall use its reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practicable in the circumstances, and subject in each case to the provisions of the relevant Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, Parent shall schedule and coordinate all inspections with the Company’s Chief Executive Officer or Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Executive Officer or Chief Financial Officer) and shall give the Company at least three (3) Business Days’ prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable. Any access to the Company’s properties shall be subject to any landlord rights and the Company’s reasonable security measures and insurance requirements.

Section 5.5 Director Resignation.  Prior to the Closing, except as otherwise may be directed by Parent in writing, the Company shall obtain resignation letters from each of the members of the board of directors of the Company and its Subsidiaries, in each case with the resignation to be effective as of the Effective Time.

Section 5.6 Certain Litigation.  The Company shall promptly advise Parent of any Legal Proceedings commenced after the date hereof or threatened against the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) (other than with respect to any such Legal Proceeding commenced or threatened or joined by Parent or any of its Affiliates), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and each party hereto shall keep the other parties hereto reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company and its counsel regarding the defense or settlement of any such shareholder litigation and shall consider in good faith Parent’s and its counsel’s views with respect to such shareholder litigation; provided that, to the extent permissible under applicable Law, Parent shall also have the right to participate (but not control) in the defense of any such Legal Proceedings and, notwithstanding anything in this Agreement to the contrary, the Company shall not settle, or permit to be settled, any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors (including each of the Parent Nominee(s) and/or other nominee(s) who are elected to the Company Board) and officers as such agreements exist as of the date hereof (to the extent that copies of such agreements have been made available to Parent prior to the date hereof) (each indemnified Person hereunder, the “Indemnified Persons”); provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents as of the date hereof, and during such seven (7)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer or employee of the Company or its Subsidiaries (solely with respect to actions or omissions, or alleged actions or omissions, occurring prior to the Effective Time), or (ii) any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the seventh (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seventh (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Company shall have the right to control the defense thereof after the Effective Time, (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (C) the Surviving Company shall pay all reasonable fees and expenses of one counsel retained by an Indemnified Person (plus any appropriate local counsel), promptly after statements therefor are received if (x) the Surviving Company has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by its outside counsel that there exists or is reasonably likely to exist a conflict of interest if the same counsel were to represent such Indemnified Party and the Surviving Company or one or more of its Affiliates (and in such case the Surviving Company shall not have the right to control the defense of such Indemnified Person with respect to matters where such conflict exists or is reasonably likely to exist), and (D) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, without the prior express written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Indemnified Person, neither the Surviving Company nor any of its Affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter) (such three hundred percent (300%) amount, the “Maximum Annual Premium”); and if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, the Company may purchase, and the Company shall purchase if requested in writing by Parent, or Surviving Company may purchase after the Effective Time, a seven-year “tail” prepaid policy on the D&O Insurance; provided that the Company shall not pay or commit to pay, in the aggregate, more than the Maximum Annual Premium for such “tail” prepaid policy. In the event that the Company (or the Surviving Company, as applicable) purchases such a “tail” policy, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company (as applicable) shall assume all of the obligations of Parent and the Surviving Company (as applicable) set forth in this Section 6.1.

(e) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or its Subsidiaries, any policy that is or has been in existence with respect to the Company or its Subsidiaries for any of their respective directors, officers or other employees, or under applicable Law (whether at law or in equity); and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims thereunder.

(f) The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives and are in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contract or otherwise. Notwithstanding any other provision of this Agreement to the contrary, this Section 6.1 shall survive the consummation of the Merger. Parent hereby guarantees and undertakes to perform, on an independent and standalone basis, all of the obligations and Liabilities of the Surviving Company pursuant to this Section 6.1. The obligations and liability of Parent and the Surviving Company and under this Section 6.1 shall be joint and several.

Section 6.2 Employee Matters.

(a) Until the twelve (12) month anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide to all employees of each of the Company and its Subsidiaries as of the Effective Time (“Continuing Employees”), for so long as they remain employed by Parent and its Subsidiaries during such period, (i) a base salary or base wage level at least equal to the base salary or base wage level to which each Continuing Employee was entitled immediately prior to the Effective Time and (ii) employee benefits (excluding severance benefits in excess of those required by applicable Law or existing Contracts, cash incentive compensation (other than payment of the 2017 performance bonuses which will be determined and paid in the ordinary course of business and in a manner consistent with the Company’s bonus plan and the Company’s past practice) and equity-based incentive compensation) that are at least comparable in the aggregate to the employee benefits (excluding severance benefits in excess of those required by applicable Law or existing Contracts, cash incentive compensation and equity-based incentive compensation) that such Continuing Employee was entitled to receive immediately prior to the Effective Time. Notwithstanding anything to the contrary contained herein, this Section 6.2(a) shall not be construed as limiting a Continuing Employee’s contractual rights to compensation or benefits.

(b) With respect to each Employee Plan, including vacation and paid sick leave plans, other than any Excluded Employee Plan (as defined below), sponsored, maintained or contributed to by the Company or its Subsidiaries, Parent shall cause the Surviving Company to grant, or cause to be granted to, all Continuing Employees from and after the Effective Time credit for all service with the Company and its Subsidiaries, and their respective predecessors, prior to the Effective Time for all purposes, including eligibility to participate, vesting credit and benefit accrual. For purposes of this Section 6.2(b), “ Excluded Employee Plan” means any Employee Plan that provides for cash incentive compensation, equity-based incentive compensation, severance benefits in excess of those required by applicable Law, defined benefit pension benefits, post-retirement welfare benefits, or early retirement subsidies. In addition, and without limiting the generality of the foregoing, following the Effective Time, (i) Parent shall cause the Surviving Company to ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any health and welfare benefit plans in which such employees may be eligible to participate and (ii) Parent shall cause the Surviving Company to ensure or cause to be ensured that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Effective Time are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and similar adjustments or limitations on coverage under any such health and welfare benefit plans. Parent shall, and shall cause the Surviving Company to, honor all employee benefit and other obligations to current and former employees under the Employee Plans in accordance with their terms (including with respect to amendment, modification and termination).

(c) Nothing in this Agreement, including this Section 6.2, whether express or implied, shall: (i) confer upon any current or former director, officer, employee or consultant of the Company and its Subsidiaries, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (ii) be interpreted to prevent or restrict Parent or its Affiliates from modifying or terminating the employment or terms of employment of any such employee after the Effective Time or (iii) be treated as an amendment or other modification of any Employee Plan or other employee benefit plan or arrangement. No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3 Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Company to perform their respective obligations under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

Section 6.4 Employee Incentive Plan.  With respect to the period after January 1, 2019, Parent shall determine terms and conditions under which Continuing Employees who continue to be employed and are former holders of Company Options and Company RSUs that were originally scheduled to vest after January 1, 2019 will be eligible to participate in Parent’s equity-based and/or other long-term incentive plans. In determining the terms and conditions for such participation Parent shall consider the parameters, goals and other terms and conditions determined by Parent pursuant to its usual practice for equity-based and/or other long-term incentive grants as well as such Continuing Employee’s position, contribution to the Company and to Parent and its Subsidiaries and such Continuing Employee’s former entitlements.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in ARTICLE VIII to be satisfied; (ii) obtain all necessary actions or Approvals from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities that are necessary to consummate the Merger and the transactions contemplated hereby; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company or any of its Subsidiaries, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement (including, with respect to Parent, any action that would reasonably be expected to materially interfere with Parent’s (or any of its Subsidiaries’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement). Notwithstanding anything to the contrary herein, none of Parent, Merger Sub or the Company shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

(b) Upon the request of Parent, the Company shall use reasonable efforts to make available to Parent access to key employees of the Company and its Subsidiaries, on reasonable notice and at reasonable times, for the purpose of discussing post-closing employment and/or retention arrangements between the Company or Parent and such key employees; provided that any failure, in and of itself, of such employees to engage in such discussions or to reach any agreement with respect to post-Closing employment and retention arrangements shall not be deemed a breach of any provision of this Agreement or a failure of a condition contained in ARTICLE VIII.

Section 7.2 Regulatory Filings.

(a) Each of Parent and Merger Sub on the one hand, and the Company, on the other hand, shall cooperate with one another in good faith to (i) promptly determine where any filings under Antitrust Laws are required to be or should be made, and whether any other consents, approvals, permits or authorizations are required to be or should be obtained, from any Governmental Authority under an Antitrust Law or any other applicable Law in connection with the transactions contemplated hereby, (ii) promptly make any such filings and furnish information required in connection therewith, including filing any notification required under any Antitrust Law as promptly as practicable after the date of this Agreement; (iii) provide or cause to be provided as promptly as reasonably practicable to any Governmental Authority information and documents requested by such Governmental Authority to permit consummation of the transactions under the applicable Antitrust Law; and (iv) otherwise seek to obtain timely any consents, permits, authorizations, approvals or waivers that are required to be obtained in connection with the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, if and to the extent necessary to avoid any impediment to Closing under any Antitrust Law, each of Parent and Merger Sub on the one hand, and the Company, on the other hand, shall use reasonable best efforts to obtain any consent, authorization, approval, order, waiting period expiration or termination, or exemption by, any Governmental Authority, as soon as practicable, and to prevent the entry, enactment, or promulgation of any preliminary or permanent injunction or other order, decree, or ruling that would adversely affect the ability of the parties to consummate the

Merger and the other transactions contemplated herein, including by offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries, and (ii) any other restrictions on the activities of the Company and its Subsidiaries; provided, however, notwithstanding anything in this Agreement to the contrary (including Section 7.1 and any other provision of this Section 7.2), neither Parent nor any of its Subsidiaries shall be required to take (and, for the avoidance of doubt, except as expressed requested in writing by Parent, neither the Company nor any of its Subsidiaries shall take) any actions or commit or propose any actions, including offering, negotiating, committing to, effecting, or accepting any of the actions specified above in this Section 7.2(b), if any such action (or the result of any such action), individually or collectively, would reasonably be expected to be adverse to the business, operations or financial condition of the Company, Parent or any of their respective Subsidiaries, other than any such action (or the result thereof, as applicable) that Parent reasonably determines to be immaterial (with materiality for purposes of this provision measured in relation to the Company); provided, further, that notwithstanding anything in this Agreement to the contrary (including Section 7.1 and any other provision of this Section 7.2), the Company shall not be required to (A) take any actions which would bind the Company or its Subsidiaries in respect of any matter if the Closing does not occur or (B) make any out of pocket expenditures of more than a de minimis amount or incur any other non-de minimis obligations or liabilities (in each case under clause (B), which are not promptly reimbursed by Parent) prior to the Closing, in each case, in order to comply with the provisions of this Section 7.2(b).

(c) Each of Parent and Merger Sub, on the one hand, and the Company and its Subsidiaries, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Subsidiary thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions and a complete copy of any filing with any Governmental Authority) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Notwithstanding anything in the foregoing to the contrary, the parties may, as they deem advisable and necessary, redact or otherwise limit their disclosures to the other parties (1) to remove references concerning the valuation of the Company or other competitively sensitive information, (2) as necessary to comply with contractual arrangements or regulatory requirements, and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. The parties may also designate any competitively sensitive materials provided to the other under this Section 7.2(c) as “outside counsel only,” in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(d) From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its respective Subsidiaries not to, operate its respective businesses in such manner or take any action (including material acquisitions or investments), that would reasonably be expected to increase in any material respect the risk of (i) not obtaining any such governmental Approval such that the consummation of the Merger would be delayed beyond the Outside Date or (ii) any Governmental Authority of competent jurisdiction entering an order permanently prohibiting the consummation of the Merger.

Section 7.3 Company Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with this Section 7.3, convene an annual and special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of (A) obtaining the Company Shareholder Approval, (B) subject to receipt of the Company Shareholder Approval, obtaining the election of the Parent Nominees plus one (1) Company nominee (“Company Nominee”) to the Company Board, and (C) approving the appointment of the Company auditors pursuant to the ICL, and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and, for the sake of clarity, the regulations promulgated thereunder). The agreement in the foregoing sentence concerning submission of Parent Nominees for election at the Company Shareholders Meeting shall, without limitation of the foregoing, also be deemed to constitute a request to such effect under Section 66(b) of the ICL and is agreed and acknowledged by the Company to be compliant with such Section 66(b) and the Company’s organization documents, and the Company waives any non-compliance with any of the foregoing. As soon as reasonably practicable following the date of this Agreement but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Proxy Statement shall include the Parent Nominees and the Company Nominee (for purposes of being elected to the Company Board), and, subject to applicable Law, no other director nominees. The Company shall expand the size of the Company Board to allow the Parent Nominees and the Company Nominee to be elected to the Company Board together. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to applicable Law, including the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to ARTICLE IX or as Parent and the Company may otherwise agree in writing, the Company Shareholders Meeting shall be held no later than forty (40) days after the publication of the notices regarding the Company Shareholders Meeting. Unless the Company Board has effected a Company Board Recommendation Change in accordance with Section 5.3, the Company shall include the Company Board Recommendation and a copy of the fairness opinion described in Section 3.23 in the Proxy Statement. The Company shall, subject to applicable Law, use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the Company Shareholders as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion, such consent not to be unreasonably delayed or withheld, and Parent agrees to provide any such information (including information about the Parent Nominees) required to be so included under applicable Law (including ICL) and Nasdaq regulations. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Board Recommendation Change, (x) the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) the Company shall not unreasonably refuse to include in such drafts, correspondence and filings all comments reasonably proposed by Parent; provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, and except as otherwise requested or required by the SEC, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq (or any other regulatory authority), or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the Company Shareholders. Notwithstanding the foregoing provisions of this Section 7.3(a), if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to (and if requested in writing by Parent, the Company shall) make one or more successive postponements or adjournments of the Company Shareholders Meeting; provided that the Company Shareholders Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Company Shareholders Meeting was originally scheduled (other than, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company Shareholders or to permit dissemination of information which is material to shareholders voting at the Company Shareholders Meeting and to give the Company Shareholders sufficient time to evaluate any such supplement or amendment or other information). In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Subsidiaries (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b) Following the election or appointment of the Parent Nominees to the Company Board pursuant to Section 7.3(a), and until the Effective Time, without limitation of any requirement under applicable Law, the Parent Nominees shall be prohibited from attending the applicable parts of meetings of the Company Board at which this Agreement, the Merger and the other transactions contemplated by this Agreement are or are to be discussed (but shall be permitted to attend parts of the meeting at which other matters are or are to be discussed) or from receiving any materials to the extent pertaining to this Agreement, the Merger and the other transactions contemplated by this Agreement, and the Parent Nominees shall recuse themselves from voting on any action by the Company Board solely with respect to such matters. Notwithstanding the foregoing, this Section 7.3(b) shall not apply to any directors of the Company that have been nominated by Parent or its Affiliates other than through the provisions of Section 7.3(a).

(c) Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with the terms of this Agreement, (i) the Company shall, through the Company Board, use reasonable best efforts to solicit from the Company Shareholders approval of (A) this Agreement and the Merger and (B) the election to the Company Board of the Parent Nominees, and (ii) the Company Board shall recommend for the election of the Parent Nominees, and such recommendation shall be included in the Proxy Statement.

(d) Notwithstanding the foregoing or anything else herein to the contrary, but subject to compliance with the terms of Section 5.3, in connection with and to the extent relating to any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, solely with respect to such disclosure.

(e) Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing. No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5 Anti-Takeover Statute.  In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6 Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement or public disclosure concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except (x) as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli, United Kingdom or United States securities exchange or regulatory or Governmental Authority to which the relevant party, or an Affiliate thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercial reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that, to the extent so required by such applicable Law, rules, regulations, exchange or authority, the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party) and (y) each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties. Notwithstanding the foregoing, (a) nothing in this Section 7.6 shall limit the Company’s or the Company Board’s rights to make public statements about its actions under Section 5.2, Section 5.3 or Section 9.1 without prior consultation, or limit or Parent or Merger Sub’s rights to make public statements related thereto, (b) the Company will no longer be required to consult with Parent, and Parent and Merger Sub will no longer be required to consult with the Company, in connection with any such press release or public statement if the Company Board has made any Company Board Recommendation Change and (c) the requirements of this Section 7.6 shall not apply to any disclosure by the Company or Parent or Merger Sub of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement; provided, that in the case of any of clauses (a)-(c), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including the contents of) its intended disclosure. For the avoidance of doubt, nothing in this Section 7.6 shall affect any other obligation or limit any right of the Company or Parent under this Agreement, including under Section 5.2 and Section 5.3.

Section 7.7 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that the cancellation and exchange of the Company 102 Securities in accordance with Section 2.7(c) and conversion of the Company 102 Shares in accordance with Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, Closing RSUs Consideration, Subsequent Option Consideration, Subsequent RSU Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Securities or Company 102 Shares. The Company shall use reasonable best efforts to obtain the Options Tax Ruling prior to Closing. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Securities or Company 102 Shares to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The final text of the Israeli Options Tax Ruling and the Interim Option Tax Ruling, including appendices thereof, shall in all circumstances be subject to the prior review and comment by Parent and its counsel and tax advisors.

(b) As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Option Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 7.7, Parent may make such payments and withhold any applicable Taxes in accordance with ARTICLE II.

Section 7.8 Notification of Certain Matters.  Subject to applicable Law and the instructions of any Governmental Authority and any applicable confidentiality obligations, (a) each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby and (b) each of the Company and Parent shall give prompt notice to the other party of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 8.2 or Section 8.3, as applicable, not to be satisfied at any time from the date of this Agreement to the Effective Time.

Section 7.9 De-Listing of Company Shares.  Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the de-listing of the Company Shares from Nasdaq and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

ARTICLE VIII.

CONDITIONS TO THE MERGER

Section 8.1 Conditions.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a) Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) Regulatory Filings or Approvals.  Expiration or early termination of any waiting period (and any extension thereof), and any necessary approvals, under applicable Antitrust Laws shall have occurred or been granted.

(c) Israeli Statutory Waiting Periods.  Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d) No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the Merger.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by Parent:

(a) Representations and Warranties.  Each representation and warranty of the Company set forth in the first sentence of Section 3.1 (Organization; Good Standing and Qualification), Section 3.2 (Corporate Power; Enforceability), Section 3.5 (Company Capitalization), Section 3.6(a) (Subsidiaries), Section 3.22 (Brokers) and Section 3.26 (Transaction Expenses) shall be true and correct in all material respects, except that, in the case of Section 3.5(a) (Company Capitalization) and Section 3.5(b) (Company Capitalization), each of such representations and warranties shall be true and correct in all respects except for de minimis inaccuracies, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The representation and warranty of the Company set forth in Section 3.9(a) (Absence of Certain Changes) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date. The other representations and warranties of the Company set forth in ARTICLE III of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except in each case for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE III, solely for purposes of determining the accuracy of such representations and warranties of the Company set forth in ARTICLE III, all “materiality” or “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Obligations of the Company.  The Company shall have performed and complied with, in each case in all material respects, all the obligations that are to be performed or complied by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of the Company.  Parent shall have received a certificate of the Company, validly executed on behalf of the Company by a duly authorized executive officer thereof, certifying that (i) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied and (ii) that the Company Board has obtained all required approvals for the execution, performance and consummation of this Agreement, the Merger and the other transaction contemplated hereby pursuant to Section 282 of the ICL.

(d) Company Material Adverse Effect.  Following the execution of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.1 (Organization; Good Standing and Qualification) and Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, in each case, on and as of the date of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except, in each case, for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE IV, solely for purposes of determining the accuracy of such representations and warranties of Parent and Merger Sub set forth in ARTICLE IV, all “materiality” or “Parent Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed and complied with, in each case in all material respects, all the obligations that are to be performed or complied with by Parent and Merger Sub (as applicable) under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of Parent and Merger Sub.  The Company shall have received certificates of Parent and Merger Sub, respectively, validly executed on behalf of Parent and Merger Sub, respectively, by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis, whether or not prior to or after the Effective Time):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that, following the execution of this Agreement, any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order enjoining, restraining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform its obligations under this Agreement has been the principal cause of such Order to be issued and such act or failure to act constitutes a breach of this Agreement; or

(c) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before March 30, 2018 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose failure to perform its obligations under this Agreement has been the principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(d) by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval at the Company Shareholders Meeting (or any postponement or adjournment thereof) at which a vote is taken on the Merger; or

(e) by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub are not in material breach of any of their respective representations, warranties or covenants under this Agreement, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement, which breach (A) if occurring or continuing at the Effective Time, would result in the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by Parent to the Company and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Company Cure Period”) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of any curable breach set forth in any such written notice (1) at any time during the Company Cure Period, or (2) at any time after the Company Cure Period if the Company shall have cured such breach during the Company Cure Period (and such breach remains cured through the end of the Company Cure Period)); or

(f) by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change; or

(g) by the Company, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board has received a Superior Proposal that did not result from a breach of Section 5.2 hereof and (ii) to the extent permitted by and effected in accordance with this Agreement, including Section 5.2(c) or Section 5.3(b) hereof, the Company Board approves, and the Company, concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement providing for such Superior Proposal; provided that, concurrently with the termination of this Agreement, the Company pays Parent the Termination Fee pursuant to Section 9.3(b) (and any purported termination pursuant to this clause (g) shall be void and of no force or effect if such payments have not been timely made in full); or

(h) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company is not in material breach of any of its representations, warranties or covenants under this Agreement, and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement, which breach (A) if occurring or continuing at the Effective Time, would result in the failure of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by the Company to Parent and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Parent Cure Period”) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of any curable breach set forth in any such written notice (1) at any time during the Parent Cure Period, or (2) at any time after the Parent Cure Period if Parent or Merger Sub shall have cured such breach during the Parent Cure Period (and such breach remains cured through the end of the Parent Cure Period)).

Section 9.2 Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without any liability, of any kind, of any party or parties hereto, as applicable (or any director, officer, employee, equityholder, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except that (a) each of the terms of this Section 9.2, Section 9.3 and ARTICLE X shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” or “willfully breached” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.

Section 9.3 Fees and Expenses.

(a) General.  Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Termination Payments.

The Company shall pay to Parent $14,500,000 (fourteen million and five hundred thousand U.S. dollars) (the “Termination Fee”) in cash by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i) (A) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting (in the case of termination pursuant to Section 9.1(d)) or the date of termination of this Agreement in accordance with its terms (in the case of termination pursuant to Section 9.1(c) or Section 9.1(e)) an Acquisition Proposal (or an intention to make an Acquisition Proposal) shall have been communicated to the Company or the Company Board (or any committee thereof) or publicly announced or otherwise publicly disclosed and, in the case of a termination pursuant to Section 9.1(d), such Acquisition Proposal shall not have been publicly withdrawn at least five (5) Business Days prior to date of the Company Shareholders Meeting, (B) this Agreement is terminated by (I) Parent or the Company pursuant to Section 9.1(c) or Section 9.1(d) or (II) Parent pursuant to Section 9.1(e) and (C) within twelve (12) months following any such termination of this Agreement any transaction of a type set forth in the definition of Acquisition Transaction is consummated or the Company or any of its Subsidiaries enters into a definitive agreement to effect any Acquisition Transaction (provided, that references to “twenty-five percent (25%)” and “seventy-five percent (75%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%)”; provided, further that in the case of termination pursuant to Section 9.1(c), if the Company Shareholders Approval has been obtained prior to such termination, the reference to “twelve (12) months” in clause (C) of this Section 9.3(b)(i) shall be deemed to be a reference to “six (6) months”); or

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(g) (Superior Proposal); or

(iii) this Agreement is terminated by Parent pursuant to Section 9.1(f) (Company Board Recommendation).

(c) Manner of Payment.  Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the account designated by Parent (i) on the earlier of the date any transaction of a type set forth in the definition of “Acquisition Transaction” is consummated or the date the Company or any of its Subsidiaries enters into a definitive agreement to effect any Acquisition Transaction, in the case of a Termination Fee payable pursuant to Section 9.3(b)(i), (ii) concurrently with the Company’s termination of this Agreement in accordance with Section 9.1(g) in the case of a Termination Fee payable pursuant to Section 9.3(b)(ii) or (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Fee payable pursuant to Section 9.3(b)(iii).

(d) Single Payment of Termination Fee Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e) Effect of Termination Fee.  Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful breach of any covenant or obligation of this Agreement, following the valid termination of this Agreement, if Parent is entitled to receive the Termination Fee pursuant to Section 9.3(b), and such Termination Fee is paid, Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Subsidiaries and Representatives against the Company and its Subsidiaries and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount to Parent, none of the Company or any of its Subsidiaries or Representatives shall have any liability or obligation to Parent or its Subsidiaries of any kind or nature relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise.

(f) Other.  Each of the parties hereto acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement. In addition, if the Company fails to pay in a timely manner any amount due pursuant to this Section 9.3, then (i) the Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amount payable pursuant to this Section 9.3 from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in U.S. Edition of The Wall Street Journal in effect on the date such payment was required to be made.

Section 9.4 Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Days after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:
Frutarom Ltd.
Address: 25 Hashaish Street Haifa, Israel 26110
Attention: Tali Mirsky
email: tmirsky@frutarom.com
with copies (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
Address: 51 West 52nd Street New York, New York 10019 United States
Attention: Adam O. Emmerich Edward J. Lee
Facsimile: +1-212 403-2000
email: aoemmerich@wlrk.com ejlee@wlrk.com
and
FBC & Co.
Address: 3 Daniel Frisch Street 14th Floor Tel Aviv, Israel 6473104
Attention: Avraham Well
Facsimile +972-3-6944231
email: awell@fbclawyers.com
(b) if to the Company, to:
Enzymotec Ltd.
Address: Sagi 2000 Industrial Park, Israel
Attention: Erez Israeli
Facsimile: +972 74 7177001
email: ErezI@enzymotec.com

with copies (which shall not constitute notice) to:
Meitar Liquornik Geva Leshem Tal
Address: 16 Abba Hillel Silver Road Ramat Gan 5250608, Israel
Attention: Dan Shamgar David S. Glatt
Facsimile: +972-3-610-3100
email: dshamgar@meitar.com dglatt@meitar.com
and
White & Case LLP
Address: 1221 Avenue of the Americas New York, NY 10020-1095
Attention: John Reiss Colin Diamond
Facsimile: (212) 354-8113
E-mail: jreiss@whitecase.com cdiamond@whitecase.com

Section 10.3 Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5 Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to (and in accordance with the terms and subject to the conditions set forth in) ARTICLE II.

Section 10.6 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Parent and Merger Sub acknowledge and agree that, following a valid termination of this Agreement, the Company may recover, solely through an action brought by the Company and approved by the Company Board in its sole and absolute discretion, damages from Parent and Merger Sub, if (and to the extent) Parent or Merger Sub has willfully breached this Agreement, in which event such damages recoverable by the Company shall not be limited to expenses or out-of-pocket costs of the Company, but may include, only to the extent proven and otherwise available under applicable Israeli Law under the circumstances, the benefit of the bargain lost by the Company Shareholders, which shall be deemed in such event to be damages of the Company and not of the Company Shareholders. Any damages recovered in any such action brought by the Company may be retained by the Company for any corporate purpose or distributed to the Company Shareholders as the Company Board determines in its sole and absolute discretion.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that, notwithstanding anything else herein to the contrary, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, on behalf of themselves, shall be entitled to specific performance and other equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party or parties (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party or parties under this Agreement (including the parties’ obligations to consummate the Merger and Parent’s obligation to pay, and the right of the Company Shareholders to receive, the Merger Consideration), without proof of actual damages and in addition to any other remedy to which they are entitled at Law or in equity. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedies.

Section 10.8 Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction; provided that provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the state of Delaware. It is understood and agreed that, except as expressly provided elsewhere in the Agreement, the Company, the Company Board and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Company Board the Law applicable to corporations incorporated in Delaware for purposes of making the determinations relating to the definition of Company Material Adverse Effect for purposes of this Agreement, and that references to “Company Material Adverse Effect” shall, for purposes of this Agreement, include reference to such Delaware Law.

Section 10.9 Consent to Jurisdiction.

(a) Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10 Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 10.11 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

FRUTAROM LTD.
By: /s/ Ori Yehudai Name: Ori Yehudai Title: President and Chief Executive Officer
FRUTAROM TECH LTD.
By: /s/ Yoni Glickman Name: Yoni Glickman Title: Director
ENZYMOTEC LTD.
By: /s/ Steve Dubin Name: Steve Dubin Title: Chairman

Annex B

October 28, 2017 Board of Directors Enzymotec Ltd. Sagi 2000 Industrial Area P.O. Box 6 Migdal Ha’Emeq, 2310001 Israel

Members of the Board of Directors:

We understand that Frutarom Industries Ltd. (the “Parent”), a wholly owned subsidiary of the Parent (“Merger Sub”), and Enzymotec Ltd. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of the Parent (the “Transaction”), and that, in connection with the Transaction, each issued and outstanding ordinary share, par value one Israeli Agora (NIS 0.01) per share, of the Company (the “Company Shares”) (other than Company Shares owned by Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent, Company Shares held in the treasury of the Company and Company Shares reserved for future grants under the Company Share Plans (as defined in the Agreement)) shall be cancelled and automatically converted into the right to receive $11.90 in cash (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The board of directors of the Company (the “Board”) has requested our opinion as to whether the Merger Consideration payable to the holders of Company Shares (other than Parent and its affiliates) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed a draft of the Agreement dated October 23, 2017; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Company Shares; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data related to public market trading levels and implied trading multiples; (v) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Forecasts”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company regarding the Transaction, the past and current business operations and financial condition and prospects of the Company, the Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property to which the Company holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the direction of the management of the Company, we have used and relied upon the Forecasts for purposes of our opinion. In relying on the Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company. We express no view as to the reasonableness of the Forecasts and the assumptions on which they are based.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver or amendment of any material terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions or restrictions will be imposed that would be meaningful in any material respect to our analyses or this opinion. For purposes of rendering this opinion, we have assumed that there has not occurred any change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us that would be meaningful in any material respect to our analyses or this opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to or discussed with us by the management of the Company. We are expressing no opinion herein as to the price at which the Company Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Shares (other than Parent and its affiliates) of the Merger Consideration payable to such holders in the Transaction pursuant to the Agreement and we express no opinion as to any underlying decisions which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction. We have assumed, at your direction, that the Tender and Support Agreement between Parent and Paulson & Co. Inc. (“Paulson”), dated August 23, 2017, has been terminated in accordance with its terms and there are no other currently in force agreements related to the Transaction or the Company betweeen Parent (or its affiliates) and Paulson (or its affiliates). We have not been asked to, nor do we, offer any opinion as to the terms, other than the Merger Consideration to the extent expressly set forth herein, of the Transaction, the Agreement or any other agreement entered into in connection with the Transaction.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade in the securities of the Company, Parent and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which was payable upon execution of the Letter Agreement between us and the Company on August 30, 2017, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We and our affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation as to how any holder of Company Shares should vote or otherwise act with respect to the Transaction or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Company Shares and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company, or any class of such persons, whether relative to the Merger Consideration pursuant to the Agreement or otherwise.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration payable to the holders of Company Shares (other than Parent and its affiliates) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Rothschild Inc.

ROTHSCHILD INC.